

U-HAUL HOLDING COMPANY



2023 ANNUAL REPORT

9:43
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U-HAUL HOLDING COMPANY

July 7, 2023

Dear Fellow Shareholders,

Team members and dealers at over 23,000 locations across the U.S. and Canada continued to find and retain customers. Our collective focus on service yielded the second highest annual earnings in the Company's history.

Acquisitions of new trucks remain limited by OEM capacity. It will be years before we can normalize our fleet rotation. We are managing our repair operation according to that reality. We are counting on good management of our existing fleet and the continued growth of U-Box® to help us meet the public's mobility needs.

In fiscal 2023, we added 6,000,000 net rentable square feet of self-storage to our portfolio. The rate of rent-ups across the industry has slowed. We continue to invest in markets underserved by U-Haul®. Customers respond positively to our combined product offering.

Costs are increasing. We are watching expenses. We do not plan to cut expenditures which provide service to the customer, including technology initiatives.

Our reinvigorated U-Haul app is rapidly gaining adoption. Over 1,500,000 customers downloaded the app in the first half of this calendar year.

During the fiscal year, a special committee of the board of directors effectuated several corporate actions to support the marketability and liquidity of our stock. It is unlikely that we will fully realize the effects of those actions for some time to come. We will continue to evaluate actions that are responsive to shareholders and the public markets.

Repwest® Insurance and Oxford Life® are performing steadily.

My thanks to our customers, team members, U-Haul dealers, shareholders and lenders for your continued support.

Sincerely,

E.J. "Joe" Shoen
Chairman

FINANCIAL HIGHLIGHTS

Amounts in Millions, Except Share and Per Share Data	Fiscal 2023	Fiscal 2022	Fiscal 2021
Segment Results:			
Moving and Storage			
Revenues	$5,567.7	$5,398.3	$4,231.7
Earnings from operations before equity in earnings of subsidiaries	1,396.1	1,577.2	906.9
Property and Casualty Insurance			
Revenues	103.5	115.0	86.7
Earnings from operations	36.6	49.8	32.5
Life Insurance			
Revenues	206.1	238.8	232.6
Earnings from operations	12.9	19.5	22.9
Eliminations			
Revenues	(12.6)	(12.4)	(9.1)
Earnings from operations before equity in earnings of subsidiaries	(1.5)	(1.5)	(1.1)
Consolidated Results			
Revenues	5,864.7	5,739.7	4,542.0
Earnings from operations	1,444.1	1,645.0	961.1
Net Earnings Available to Common Shareholders	$923.0	$1,123.3	$610.9
Weighted Average Shares Outstanding of Common Stock, Basic and Diluted	19,607,788	19,607,788	19,607,788
Basic and Diluted Earnings Per Share of Common Stock	$5.54	$7.08	$5.37
Common Stock Dividends Paid or Accrued	$19.6	$29.4	$49.0
Weighted Average Shares Outstanding of Series N Non-Voting Common Stock, Basic and Diluted	176,470,092	176,470,092	176,470,092
Basic and Diluted Earnings Per Share of Series N Non-Voting Common Stock	$4.62	$5.58	$2.87
Series N Non-Voting Common Stock Dividends Paid or Accrued	$14.1	$0.0	$0.0
Selected Balance Sheet Data:			
Property, Plant and Equipment, Net	$11,350.1	$9,625.9	$8,330.6
Total Assets	18,124.6	17,299.6	14,651.6
Notes, Loans and Finance Leases Payable, Net	6,108.0	6,022.5	4,668.9
Stockholders' Equity	6,528.3	5,952.5	4,919.1
Closing Common Stock Price Per Share as of March 31	$59.65	$59.69	$61.26
Closing Series N Non-Voting Common Stock Price Per Share as of March 31	$51.85	$59.69	$61.26

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission File Number 001-11255

State or other jurisdiction of incorporation or organization	Registrant, State of Incorporation Address and Telephone Number	I.R.S. Employer Identification No.
Nevada		88-0106815



U-Haul Holding Company

(A Nevada Corporation)

5555 Kietzke Lane, Ste. 100

Reno, Nevada 89511

Telephone (775) 688-6300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.25 par value	UHAL	New York Stock Exchange
Series N Non-Voting Common Stock, $0.001 par value	UHAL.B	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐

Non-accelerated Filer ☐   Smaller Reporting Company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of U-Haul Holding Company common stock held by non-affiliates on September 30, 2022 was $5,021,122,054. The aggregate market value was computed using the closing price for the common stock trading on NASDAQ on such date. Shares held by executive officers, directors and persons owning directly or indirectly more than 5% of the outstanding common stock have been excluded from the preceding number because such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

19,607,788 shares of Common Stock, $0.25 par value, were outstanding as of May 26, 2023.

176,470,092 shares of Series N Non-Voting Common Stock, $0.001 par value, were outstanding as of May 26, 2023.

Documents incorporated by reference: portions of U-Haul Holding Company's definitive proxy statement for the 2023 annual meeting of stockholders, to be filed within 120 days after U-Haul Holding Company's fiscal year ended March 31, 2023, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

Item 1. Business

Company Overview

We are North America's largest "do-it-yourself" moving and storage operator through our subsidiary U-Haul International, Inc. ("U-Haul"). U-Haul is synonymous with "do-it-yourself" moving and storage and is a leader in supplying products and services to help people move and store their household and commercial goods. Our primary service objective is to "provide a better and better product and service to more and more people at a lower and lower cost." Unless the context otherwise requires, the terms "U-Haul Holding Company," "Company," "we," "us," or "our" refer to U-Haul Holding Company, a Nevada corporation, and all of its legal subsidiaries, on a consolidated basis.

We were founded in 1945 as a sole proprietorship under the name "U-Haul Trailer Rental Company" and have rented trailers ever since. Starting in 1959, we rented trucks on a one-way and in-town basis exclusively through independent U-Haul® dealers. In 1973, we began developing our network of U-Haul® managed retail stores, through which we rent our trucks and trailers, self-storage units and portable moving and storage units and sell moving and self-storage products and services to complement our independent dealer network.

We rent our distinctive orange and white U-Haul® trucks and trailers as well as offer self-storage units through a network of over 2,200 Company-operated retail moving stores and nearly 21,300 independent U-Haul® dealers. We also sell U-Haul® brand boxes, tape and other moving and self-storage products and services to "do-it-yourself" moving and storage customers at all of our distribution outlets and through our uhaul.com® website and mobile app.

We believe U-Haul® is the most convenient supplier of products and services addressing the needs of the United States and Canada's "do-it-yourself" moving and storage markets. Our broad geographic coverage throughout the United States and Canada and our extensive selection of U-Haul® brand moving equipment rentals, self-storage units, portable moving and storage units and related moving and storage products and services provide our customers with convenient "one-stop" shopping.

Since 1945, U-Haul® has incorporated sustainable practices into its everyday operations. We believe that our basic business premise of equipment sharing helps reduce greenhouse gas emissions and reduces the inventory of total large capacity vehicles. We continue to look for ways to reduce waste within our business and are dedicated to manufacturing reusable components and recyclable products. We believe that our commitment to sustainability, through our products and services and everyday operations has helped us to reduce our impact on the environment.

Through Repwest Insurance Company ("Repwest") and ARCOA Risk Retention Group ("ARCOA"), our property and casualty insurance subsidiaries, we manage the property, liability and related insurance claims processing for U-Haul®. Oxford Life Insurance Company ("Oxford"), our life insurance subsidiary, sells life insurance, Medicare supplement insurance, annuities and other related products to the senior market.

Available Information

U-Haul Holding Company℠ and U-Haul® are each incorporated in Nevada. The internet address for U-Haul is uhaul.com. On U-Haul Holding Company's investor relations website, investors.uhaul.com, we post the following filings as soon as practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, proxy statements related to meetings of our stockholders, and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We also use our investor relations website as a means of disclosing material information and for complying with our disclosure obligations under Regulation FD. All such filings on our website are available free of charge. Additionally, you will find these materials on the SEC's website at sec.gov.

Products and Rental Equipment

Our customers are primarily "do-it-yourself" household movers. U-Haul® moving equipment is specifically designed, engineered and manufactured for the "do-it-yourself" household mover. These "do-it-yourself" movers include individuals and families moving their belongings from one home to another, college students moving their belongings, vacationers and sports enthusiasts needing extra space or having special towing needs, people trying to save on home furniture and home appliance delivery costs, and "do-it-yourself" home remodeling and gardening enthusiasts who need to transport materials.

As of March 31, 2023, our rental fleet consisted of approximately 192,200 trucks, 138,500 trailers and 44,500 towing devices. This equipment and our U-Haul® brand of self-moving products and services are available through our network of managed retail moving stores and independent U-Haul® dealers. Independent U-Haul® dealers receive rental equipment from the Company, act as rental agents and are paid a commission based on gross revenues generated from their U-Haul® rentals.

Our rental truck chassis are engineered by domestic truck manufacturers. These chassis are joined with the U-Haul® designed and manufactured van boxes primarily at U-Haul® operated manufacturing and assembly facilities strategically located throughout the United States. U-Haul® rental trucks feature our proprietary Lowest Deck℠, which provides our customers with extra ease of loading. The loading ramps on our trucks are the widest in the industry, which reduces the effort needed to move belongings. Our trucks are fitted with convenient rub rails with tie downs on every interior wall. Our Gentle Ride Suspension℠ helps our customers safely move delicate and prized possessions. Also, the engineers at our U-Haul Technical Center determined that the softest ride in our trucks was at the front of the van box. Consequently, we designed the part of the van box that hangs over the front cab of the truck to be the location for our customers to place their most fragile items during their move. We call this area Mom's Attic®.

Our distinctive trailers are also manufactured at these same U-Haul® operated manufacturing and assembly facilities. These trailers are well suited to the low profile of many of today's newly manufactured automobiles including electric vehicles. Our engineering staff is committed to making our trailers easy to tow, safe, aerodynamic and fuel efficient.

To provide our self-move customers with added value, our rental trucks and trailers are designed with fuel efficiency in mind. Many of our trucks are equipped with fuel economy gauges, another tool that assists our customers in conserving fuel. To help make our rental equipment more reliable, we routinely perform extensive preventive maintenance and repairs.

We also provide customers with equipment to transport their vehicles. We provide two towing options: auto transport, in which all four wheels are off the ground, and a tow dolly, in which the front wheels of the towed vehicle are off the ground.

To help our customers load their boxes and larger household appliances and furniture, we offer several accessory rental items. Our utility dolly has a lightweight design and is easy to maneuver. Another rental accessory is our four wheel dolly, which provides a large, flat surface for moving dressers, wall units, pianos and other large household items. U-Haul® appliance dollies provide the leverage needed to move refrigerators, freezers, washers and dryers easily and safely. These utility, furniture and appliance dollies, along with the low decks and the wide loading ramps on U-Haul® trucks and trailers, are designed for easy loading and unloading of our customers' belongings.

The total package U-Haul® offers to the "do-it-yourself" household mover doesn't end with trucks, trailers and accessory rental items. Our moving supplies include a wide array of affordably priced U-Haul® brand boxes, tape and packing materials. We also provide specialty boxes for dishes, computers, flat screen television and sensitive electronic equipment, as well as tape, security locks, and packing supplies. U-Haul® brand boxes are specifically sized to make loading easier.

We estimate that U-Haul® is North America's largest seller and installer of hitches and towing systems. In addition to towing U-Haul® equipment, these hitching and towing systems can tow jet skis, motorcycles, boats, campers and toy haulers. Each year, millions of customers visit our locations for expertise on complete towing systems, trailer rentals and the latest in towing accessories.

U-Haul® has one of North America's largest propane refilling networks, with nearly 1,200 locations providing this convenient service. We employ trained, certified personnel to refill propane cylinders and alternative fuel vehicles. Our network of propane dispensing locations is one of the largest automobile alternative refueling networks in North America.

Our self-storage business was a natural outgrowth of our self-moving operations. Conveniently located U-Haul® self-storage rental facilities provide clean, dry and secure space for storage of household and commercial goods. Storage units range in size from 6 square feet to over 1,000 square feet. As of March 31, 2023, we operate 1,904 self-storage locations in the United States and Canada, with nearly 949,000 rentable storage units comprising 81.2 million square feet of rentable storage space. Our self-storage centers feature a wide array of security measures, ranging from electronic property access control gates to individually alarmed storage units. At many centers, we offer climate-controlled storage units to protect temperature sensitive goods.

Another extension of our strategy to make "do-it-yourself" moving and storage easier is our U-Box® program. A U-Box® portable moving and storage unit is delivered to a location of our customer's choosing either by the customers themselves through the use of a U-Box® trailer, with the assistance of our Moving Help® program, or by Company personnel. Once the U-Box® portable moving and storage unit is filled, it can be stored at the customer's location, or taken to one of our Company operated locations, a participating independent dealer, or moved to a location of the customer's choice.

Additionally, we offer moving and storage protection packages such as Safemove® and Safetow®. These programs provide moving and towing customers with a damage waiver, cargo protection and medical and life insurance coverage. Safestor® provides protection for storage customers from loss on their goods in storage. Safestor Mobile® provides protection for customers' stored belongings when using our U-Box® portable moving and storage units. For our customers who desire additional coverage over and above the standard Safemove® protection, we also offer our Safemove Plus® product. This package provides the rental customer with a layer of primary liability protection.

We believe that through our website, uhaul.com, and the U-Haul® app, we have aggregated the largest network of customers and independent businesses in the self-moving and self-storage industry. In particular, our Moving Help® program connects "do-it-yourself" movers with thousands of independent service providers in the United States and Canada to assist our customers in packing, loading, unloading, cleaning and performing other services.

Through the U-Haul Storage Affiliates® program, independent storage businesses can join one of the world's largest self-storage reservation systems. Self-storage customers making a reservation through uhaul.com® or the U-Haul app can access all of the U-Haul® self-storage centers and all of our independent storage affiliate partners for even greater convenience to meet their self-storage needs. For the independent storage operator, our network gives them access to products and services allowing them to compete with larger operators more cost effectively.

We own numerous trademarks and service marks that contribute to the identity and recognition of our Company and its products and services. Certain of these marks are integral to the conduct of our business, a loss of any of which could have a material adverse affect on our business. We consider the trademark "U-Haul®" to be of material importance to our business in addition, but not limited to, the U.S. trademarks and service marks "AMERCO®", "U-Haul Holding Company^SM", "eMove®", "Gentle Ride Suspension^SM", "In-Town®", "Lowest Decks^SM", "Moving made Easier®", "Make Moving Easier®", "Mom's Attic®", "Moving Help®", "Moving Helper®", "Safemove®", "Safemove Plus®", "Safestor®", "Safestor Mobile®", "Safetow®", "U-Box®", "uhaul.com®", "U-Haul Investors Club®", "U-Haul Truck Share®", "U-Haul Truck Share 24/7®", "U-Note®", "WebSelfStorage®", and "U-Haul SmartMobilityCenter®", among others, for use in connection with the moving and storage business.

Description of Operating Segments

U-Haul Holding Company's three reportable segments are:

- Moving and Storage, comprised of U-Haul Holding Company^SM, U-Haul®, and Amerco Real Estate Company ("Real Estate"), and the subsidiaries of U-Haul® and Real Estate,

- Property and Casualty Insurance, comprised of Repwest and its subsidiaries and ARCOA, and

- Life Insurance, comprised of Oxford and its subsidiaries.

Financial information for each of our operating segments is included in the Notes to Consolidated Financial Statements as part of Item 8: Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Moving and Storage Operating Segment

Our Moving and Storage operating segment ("Moving and Storage") consists of the rental of trucks, trailers, portable moving and storage units, specialty rental items and self-storage spaces primarily to the household mover as well as sales of moving supplies, towing accessories and propane. Operations are conducted under the registered trade name U-Haul® throughout the United States and Canada.

Net revenue from Moving and Storage was approximately 94.9%, 94.0% and 93.1% of consolidated net revenue in fiscal 2023, 2022 and 2021, respectively.

The total number of rental trucks in the fleet increased from fiscal 2023. However, continuing supply issues with our equipment manufacturers have slowed the number of new trucks we have been able to acquire this last year. In response, we slowed the sale of trucks from our existing fleet.

Within our truck and trailer rental operation, we are focused on expanding our independent dealer network to provide added convenience for our customers. U-Haul® maximizes vehicle utilization by managing distribution of the truck and trailer fleets among the over 2,200 Company-operated stores and nearly 21,300 independent dealers. Utilizing its proprietary reservations management system, our centers and dealers electronically report their inventory in real-time, which facilitates matching equipment to customer demand. Over half of all U-Move® rental revenue originated from our Company operated centers.

At our owned and operated retail stores, we are implementing new initiatives to improve customer service. These initiatives include expanding the capabilities of our U-Haul® app, improving management of our rental equipment to provide our retail centers with the right type of rental equipment, at the right time and at the most convenient location for our customers, effectively marketing our broad line of self-moving related products and services, expanding accessibility to provide more convenience to our customers, and enhancing our ability to properly staff locations during our peak hours of operations by attracting and retaining "moonlighters" (part-time U-Haul® system members with full-time jobs elsewhere) during our peak hours of operation. U-Haul offers U-Haul Truck Share 24/7® to our entire network in the United States and Canada. This technological advancement allows our customers to rent equipment through a mobile device any time of the day without having to visit the counter. U-Haul currently has several U.S. and Canadian Patents granted or pending on its U-Haul Truck Share 24/7® system.

Our self-moving related products and services, such as boxes, pads and insurance, help our customers have a better moving experience and help them to protect their belongings from potential damage during the moving process. We are committed to providing a complete line of products selected with the "do-it-yourself" moving and storage customer in mind.

Our self-storage business operations consist of the rental of self-storage units, portable moving and storage units, sales of self-storage related products, the facilitation of sales of services, and the management of self-storage facilities owned by others.

U-Haul® is one of the largest North American operators of self-storage and has been a leader in the self-storage industry since 1974. U-Haul® operates nearly 949,000 rentable storage units, comprising 81.2 million square feet of rentable storage space with locations in 50 states and 10 Canadian provinces. Our owned and managed self-storage facility locations range in size up to 309,000 square feet of storage space, with individual storage units in sizes ranging from 6 square feet to over 1,000 square feet.

The primary market for storage units is the storage of household goods. We believe that our self-storage services provide a competitive advantage through such things as Max Security, an electronic system that monitors the storage facility 24 hours a day, climate control in select units, individually alarmed units, extended hours access, interior load and unload at selected locations, mobile device enabled rentals and an internet-based customer reservation and account management system.

Moving Help® and U-Haul Storage Affiliates® on uhaul.com are online marketplaces that connect consumers to independent Moving Help® service providers and thousands of independent Self-Storage Affiliates. Our network of customer-rated Moving Help® and storage affiliates provide pack and load help, cleaning help, self-storage and similar services all over the United States and Canada. Our goal is to further utilize our web-based technology platform, including our U-Haul® app, to increase service to consumers and businesses in the moving and storage market.

Compliance with environmental requirements of federal, state, provincial and local governments affects our business. Our truck and trailer rental business is subject to regulation by various federal, state, provincial and local regulations in the United States and Canada. Specifically, the U.S. Department of Transportation and various state, federal and Canadian agencies exercise broad powers over our motor carrier operations, safety, and the generation, handling, storage, treatment and disposal of waste materials. In addition, our storage business is also subject to federal, state, provincial and local laws and regulations relating to environmental protection and human health and safety. Environmental laws and regulations are complex, change frequently and could become more stringent in the future.

Moving and Storage business is seasonal and our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, revenues have been stronger in the first and second fiscal quarters due to the overall increase in moving activity during the spring and summer months. The fourth fiscal quarter is generally our weakest.

Property and Casualty Insurance Operating Segment

Our Property and Casualty Insurance operating segment ("Property and Casualty Insurance") provides loss adjusting and claims handling for U-Haul through regional offices across the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove®, Safetow®, Safemove Plus®, Safestor Mobile® and Safestor® protection packages to U-Haul customers. We attempt to price our products to be a good value to our customers. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul related programs.

Net revenue from Property and Casualty Insurance was approximately 1.7%, 1.9% and 1.9% of consolidated net revenue in fiscal 2023, 2022 and 2021, respectively.

Life Insurance Operating Segment

Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Net revenue from Life Insurance was approximately 3.4%, 4.1% and 5.0% of consolidated net revenue in fiscal 2023, 2022 and 2021, respectively.

Human Capital

We work at never forgetting that our quality self-move, self-storage, and closely related services and products are meant to improve human lives and serve the do-it-yourself moving public. We believe our workforce is a reflection of, and as diverse as the customers we serve. Discrimination based on race, gender, religion, age, ethnicity, disability familial status or any other form of discrimination prohibited by applicable law in the acquisition, promotion, compensation, management or retention of talent is not accepted. We do not use a single or fixed set of measures or objectives as part of our recruitment and talent acquisition process or human resource management.

System Members

As of March 31, 2023, we employed approximately 33,100 people in the United States and approximately 2,000 in Canada with approximately 99% of these system members working within Moving and Storage and approximately 51% of these system members working on a full-time basis.

The Company operates over 2,200 retail locations, 11 manufacturing and assembly facilities, 151 fixed-site repair facilities, a distribution center and our corporate offices. We hire system members from the communities in which we are located and prefer to promote from within our team.

Benefits

We focus on our system members' wellness over the course of their life, from physical and emotional to financial.

Our health benefit program provides medical, dental and vision benefits. Participation in the health benefit program also includes access to our Healthier You wellness program that offers system members tools to enable them to live a healthier lifestyle. This wellness program encompasses nutritional guidance, smoking cessation and fitness alternatives. We also make available a system members assistance program focusing on mental health called You Matter, which offers counseling, work-life solutions and legal guidance.

We encourage a work-life balance for our system members and their families through paid time off and various leave options as well as special benefits including a healthy pregnancy program and a 24/7 doctor-on-call program for their children.

Financial benefits are a critical component of our system members' wellness. These benefits include competitive salaries, participation in our Employee Stock Ownership Plan ("ESOP") and 401(k) plan, life and disability insurance, health savings accounts, and the SmartDollar® financial literacy program.

Education and Development

The Company encourages life-long personal and professional development for our system members. We do this by offering our system members and our independent dealers free access to our on-line U-Haul University courses that are critical for the development of specialized industry knowledge and to the safety of our team. To support more generalized education for our system members, we also provide a tuition reimbursement program.

Community

We value our relationship with the communities in which we do business. We offer community outreach through volunteer opportunities for our system members, as well as in-kind donations of equipment, products, and services. We are a strong supporter of military members and their families by way of employment opportunities as well as partnering with military and veteran organizations to support and honor those who have served.

Sales and Marketing

We promote U-Haul® brand awareness through direct and co-marketing arrangements. Our direct marketing activities consist of web-based initiatives, print and social media as well as trade events, movie and television cameos of our rental fleet and boxes, television commercials, and industry and consumer communications. We believe that our rental equipment is our best form of advertisement. We support our independent U-Haul® dealers through marketing U-Haul® moving and self-storage rentals, products and services.

Our marketing plan focuses on maintaining our leadership position in the "do-it-yourself" moving and storage industry by continually improving the ease of use and economy of our rental equipment, by providing added convenience to our retail centers, through independent U-Haul dealers, and by expanding the capabilities of our U-Haul® websites and U-Haul® app.

A significant driver of rental transaction volume is our utilization of an online reservation and sales system, through uhaul.com® and our 24-hour 1-800-GO-U-HAUL telephone reservations system. These points of contact are prominently featured and are a major driver of customer lead sources.

Competition

Moving and Storage Operating Segment

The truck rental industry is highly competitive and includes a number of significant national, regional and local competitors. Generally speaking, we consider there to be two distinct users of rental trucks: commercial and "do-it-yourself" residential users. We primarily focus on the "do-it-yourself" residential user. Within this segment, we believe the principal competitive factors are convenience of rental locations, availability of quality rental moving equipment, breadth of essential products and services, and total cost to the user. Our major national competitors in both the in-town and one-way moving equipment rental market include Avis Budget Group, Inc. and Penske Truck Leasing. We have numerous competitors throughout the United States and Canada who compete with us in the in-town market.

The self-storage market is large and fragmented. We believe the principal competitive factors in this industry are convenience of storage rental locations, cleanliness, security and price. Our largest competitors in the self-storage market are Public Storage Inc., CubeSmart, Extra Space Storage, Inc., and Life Storage, Inc.

Insurance Operating Segments

The insurance industry is highly competitive. In addition, the marketplace includes financial services firms offering both insurance and financial products. Some of the insurance companies are owned by stockholders and others are owned by policyholders. Many competitors have been in business for a longer period of time or possess substantially greater financial resources and broader product portfolios than our insurance companies. We compete in the insurance business based upon price, product design, and services rendered to agents and policyholders.

Financial Data of Segment and Geographic Areas

For financial data of our segments and geographic areas please see Note 22, Financial Information by Geographic Area, and Note 22A, Consolidating Financial Information by Industry Segment, of our Notes to Consolidated Financial Statements.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report"), contains "forward-looking statements" regarding future events and our future results of operations. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. We believe such forward-looking statements are within the meaning of the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such statements may include, but are not limited to, the risk associated with COVID-19 or similar events on system members or customers; the impact of the economic environment on demand for our products and the cost and availability of debt and capital; estimates of capital expenditures; plans for future operations, products or services, financing needs, and strategies; our perceptions of our legal positions and anticipated outcomes of government investigations and pending litigation against us; liquidity and the availability of financial resources to meet our needs, goals and strategies; plans for new business, storage occupancy, growth rate assumptions, pricing, costs, and access to capital and leasing markets; the impact of our compliance with environmental laws and cleanup costs; our beliefs regarding our sustainability practices; our used vehicle disposition strategy; the sources and availability of funds for our rental equipment and self-storage expansion and replacement strategies and plans; our plan to expand our U-Haul® storage affiliate program; that additional leverage can be supported by our operations and business; the availability of alternative vehicle manufacturers; the availability and economics of electric vehicles for our rental fleet; our estimates of the residual values of our equipment fleet; our plans with respect to off-balance sheet arrangements; our plans to continue to invest in the U-Box® program; the impact of interest rate and foreign currency exchange rate changes on our operations; the sufficiency of our capital resources; the sufficiency of capital of our insurance subsidiaries; inflationary pressures that may challenge our ability to maintain or improve upon our operating margin; and expectations regarding the potential impact to our information technology infrastructure and on our financial performance and business operations of technology, cybersecurity or data security breaches, including any related costs, fines or lawsuits, and our ability to continue ongoing operations and safeguard the integrity of our information technology infrastructure, data, and employee, customer and vendor information, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Factors that could significantly affect results include, without limitation, the risk factors enumerated below under the heading "Risk Factors" and other factors described in this Annual Report or the other documents we file with the SEC. These factors, the following disclosures, as well as other statements in this Annual Report and in the Notes to Consolidated Financial Statements, could contribute to or cause such risks or uncertainties, or could cause our stock price to fluctuate dramatically. Consequently, the forward-looking statements should not be regarded as representations or warranties by us that such matters will be realized. We assume no obligation to update or revise any of the forward-looking statements, whether in response to new information, unforeseen events, changed circumstances or otherwise, except as required by law.

Item 1A. Risk Factors

The following important risk factors, and those risk factors described elsewhere in this Annual Report or in our other filings with the SEC, could materially affect our business, financial condition and future results. We also refer you to the factors and cautionary language set forth in the section entitled "Cautionary Statements Regarding Forward-Looking Statements," above. All of the other information set forth in this Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the consolidated financial statements and related notes, should be read in conjunction with the discussion of such risks, cautionary statements and other factors for a full understanding of our operations and financial conditions. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. The following risks are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and/or operating results.

Risks Related to our Business and Operations

Our fleet rotation program can be adversely affected by financial market conditions.

To meet the needs of our customers, U-Haul maintains a large fleet of rental equipment. Our rental truck fleet rotation program is funded internally through operations and externally from debt and lease financing. Our ability to fund our routine fleet rotation program could be adversely affected if financial market conditions limit the general availability of external financing. This could lead us to operate trucks longer than initially planned and/or reduce the size of the fleet, either of which could materially and negatively affect our results of operations.

Another important aspect of our fleet rotation program is the sale of used rental equipment. The sale of used equipment provides us with funds that can be used to purchase new equipment. Conditions may arise that could lead to the decrease in demand and/or resale values for our used equipment. This could have a material adverse effect on our financial results, which could result in substantial losses on the sale of equipment and decreases in cash flows from the sales of equipment.

We obtain our rental trucks from a limited number of manufacturers.

Over the last twenty years, we have purchased the majority of our rental trucks from Ford Motor Company and General Motors Corporation. Our fleet can be negatively affected by issues our manufacturers may face within their own supply chains. Also, it is possible that our suppliers may face financial difficulties, government regulations or organizational changes which could negatively impact their ability to accept future orders from U-Haul or fulfill existing orders.

In addition, the cost of acquiring new rental trucks could increase materially and negatively affect our ability to rotate new equipment into the fleet. Although we believe that we could contract with alternative manufacturers for our rental trucks, we cannot guarantee or predict how long that would take. In addition, termination of our existing relationship with these suppliers could have a material adverse effect on our business, financial condition or results of operations for an indefinite period of time.

A significant portion of our revenues are generated through third-parties.

Our business plan relies upon a network of independent dealers strategically located throughout the United States and Canada. As of March 31, 2023 we had nearly 21,300 independent equipment rental dealers. In fiscal 2023, just under half of all U-Move® rental revenue originated through this network.

Our inability to maintain this network or its current cost structure could inhibit our ability to adequately serve our customers and could negatively affect our results of operations and financial position.

The introduction or expansion of laws or regulations favoring electric, autonomous, connected and shared vehicles may negatively impact our business and results of operations.

Regulatory pressure in connection with the introduction and expansion of electric, autonomous and connected rental vehicles could negatively impact our ability to acquire, or our cost of acquisition for rental trucks and require infrastructure improvements that could inhibit our current business model. Our Company-operated locations and independent dealer network may require physical upgrades to accommodate these types of vehicles that are uneconomical and/or unachievable. Our one-way rental business would depend on an in-transit recharging network throughout the United States and Canada that simply does not exist today, and that, if and when completed, may be so costly or require so much charging time as to substantially limit our ability to serve customers needing to move long distances.

We cooperate with original equipment manufacturers ("OEM"s), maintain and train our own technical experts and operate an equipment Technical Center that has positioned us as an industry leader in innovation for over fifty years. However, the proposed changes to electric, autonomous and connected vehicles raises challenges of enormous scale. Our repair and maintenance infrastructures, including both physical plants as well as personnel, may be inappropriate for these new types of vehicles. Without such repair and maintenance capabilities it could compromise our ability to operate a fleet of such vehicles. We may also need to depend upon third party providers for some of those services, and they may not be able to provide workable solutions. There is a risk that we may not be able to adequately prepare for these possibilities. In addition, even if we successfully adapt to any such changes, there can be no guarantee that our fleet or services as adapted would meet the needs of our "do-it-yourself" moving and storage customers, or that we would be able to offer our products and services at prices our customers would be willing or able to pay.

The growing insistence that the future of the economy will be based on an all-electric solution instead of a hybrid version or other alternative fuels may create an infrastructure in which personal interstate travel will be uneconomical or severely regulated. This would impact the moving business. There may be areas of North America where a charging grid with adequate capacity for our customers may not exist.

U-Haul has already made significant progress on several initiatives aimed at these future possibilities including: TruckShare 24/7®, contactless rentals, a North American propane alternative fuel network, alternative fuel test vehicles and close OEM working relationships. However, these initiatives may not enable us to successfully adapt to the requirements of a changed regulatory environment favoring or requiring all-electric or specific alternative fuel solutions. Government regulators may knowingly or unknowingly choose the winners and losers in this evolving transportation environment. There remains a possibility that governments may not select U-Haul customers and U-Haul to be among the winners.

We face liability risks associated with the operation of our rental fleet, sales of our products and operation of our locations.

The business of renting moving and storage equipment to customers exposes us to liability claims including property damage, personal injury and even death. Likewise, the operation of our moving and storage centers along with the sale of our related moving supplies, towing accessories and installation, and refilling of propane tanks may subject us to liability claims. We seek to limit the occurrence of such events through the design of our equipment, communication of its proper use, exhaustive repair and maintenance schedules, extensive training of our personnel, proactive risk management assessments and by providing our customers with online resources for the proper use of products and services. Regardless, accidents still occur and we manage the financial risk of these events through third party insurance carriers. While these excess loss and property insurance policies are available today at reasonable costs, this could change and could negatively affect our results of operations and financial position.

We are highly dependent upon our automated systems and the Internet for managing our business.

Our information systems are largely Internet-based, including our point-of-sale reservation system, payment processing and telephone systems. While our reliance on this technology lowers our cost of providing service and expands our abilities to better serve customers, it exposes us to various risks including natural and man-made disasters, terrorist attacks and cyber-attacks. We have put into place extensive security protocols, backup systems and alternative procedures to mitigate these risks. However, disruptions or breaches, detected or undetected by us, for any period of time in any portion of these systems could adversely affect our results of operations and financial condition and inflict reputational damage.

In addition, the provision of service to our customers and the operation of our networks and systems involve the storage and transmission of proprietary information and sensitive or confidential data, including personal information of customers, system members and others. Our information technology systems may be susceptible to computer viruses, attacks by computer hackers, malicious insiders, or catastrophic events. Hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or ransom or other coordinated attacks that may cause service outages or other interruptions in our business and access to our data. In addition, breaches in security could expose us, our customers, or the individuals affected, to a risk of loss or misuse of proprietary information and sensitive or confidential data. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, may be difficult to detect for a long time and often are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Any of these occurrences could result in disruptions in our operations, the loss of existing or potential customers, damage to our brand and reputation, and litigation and potential liability for the Company. In addition, the cost and operational consequences of implementing further data or system protection measures could be significant and our efforts to deter, identify, mitigate and/or eliminate any security breaches may not be successful.

In 2022 and 2021, we experienced a cybersecurity incident which is described in this Annual Report under the headings "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation – Cybersecurity Incident".

We may incur losses due to our reinsurers' or counterparties' failure to perform under existing contracts or we may be unable to secure sufficient reinsurance or hedging protection in the future.

We use reinsurance and derivative contracts to mitigate our risk of loss in various circumstances. These agreements do not release us from our primary obligations and therefore we remain ultimately responsible for these potential costs. We cannot provide assurance that these reinsurers or counterparties will fulfill their obligations. Their inability or unwillingness to make payments to us under the terms of the contracts may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2022, Repwest reported $0.4 million of reinsurance recoverables, net of allowances and $41.3 million of reserves and liabilities ceded to reinsurers. Of this, Repwest's largest exposure to a single reinsurer was $26.3 million.

Risks Related to our Industry

We operate in a highly competitive industry.

The truck rental industry is highly competitive and includes a number of significant national, regional and local competitors, many of which are several times larger than U-Haul. We believe the principal competitive factors in this industry are convenience of rental locations, availability of quality rental moving equipment, breadth of essential services and products and total cost. Financial results for the Company can be adversely impacted by aggressive pricing from our competitors. Some of our competitors may have greater financial resources than we have. We cannot assure you that we will be able to maintain existing rental prices or implement price increases. Moreover, if our competitors reduce prices and we are not able or willing to do so as well, we may lose rental volume, which would likely have a materially adverse effect on our results of operations. Numerous potential competitors are working to establish paradigm shifting technologies from self-driving vehicles to ride-hailing services and other technologies that connect riders with vehicles.

The self-storage industry is large and highly fragmented. We believe the principal competitive factors in this industry are convenience of storage rental locations, cleanliness, security and price. Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates and operating expenses of our facilities. Competition might cause us to experience a decrease in occupancy levels, limit our ability to raise rental rates or require us to offer discounted rates that would have a material effect on results of operations and financial condition. Entry into the self-storage business may be accomplished through the acquisition of existing facilities by persons or institutions with the required initial capital. Development of new self-storage facilities is more difficult however, due to land use, zoning, environmental and other regulatory requirements. The self-storage industry has in the past experienced overbuilding in response to perceived increases in demand. Consolidation of ownership is taking place with certain owners of self-storage. We cannot assure you that we will be able to successfully compete in existing markets or expand into new markets.

Economic conditions, including those related to the credit markets, interest rates and inflation, may adversely affect our industry, business and results of operations.

Consumer and commercial spending is generally affected by the health of the economy, which places some of the factors affecting the success of our business beyond our control. Our businesses, although not as traditionally cyclical as some, could experience significant downturns in connection with or in anticipation of, declines in general economic conditions. In times of declining consumer spending we may be driven, along with our competitors, to reduce pricing, which would have a negative impact on gross profit. We cannot predict if another downturn in the economy will occur, which could result in reduced revenues and working capital.

Trends in the economy are resulting in inflationary pressures leading to an increase in our cost of doing business. We cannot guarantee that we can manage the costs lower or pass them along in the form of higher prices to our customers.

Should credit markets in the United States tighten or if interest rates increase significantly, we may not be able to refinance existing debt or find additional financing on favorable terms, if at all. If one or more of the financial institutions that support our existing credit facilities fails or opts not to continue to lend to us, we may not be able to find a replacement, which would negatively impact our ability to borrow under credit facilities. If our operating results were to worsen significantly and our cash flows or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.

A.M. Best financial strength ratings are crucial to our life insurance business.

In August 2022, A.M. Best affirmed the financial strength rating ("FSR") for Oxford and Christian Fidelity Life Insurance Company ("CFLIC") of A. The FSR outlook remains stable. In addition, A.M. Best affirmed the long-term issuer credit rating ("LTICR") of "a". The LTICR outlook of these ratings is stable. Financial strength ratings are important external factors that can affect the success of Oxford's business plans. Accordingly, if Oxford's ratings, relative to its competitors, are not maintained or do not continue to improve, Oxford may not be able to retain and attract business as currently planned, which could adversely affect our results of operations and financial condition.

<u>Risks Related to our Financings</u>

We are highly leveraged.

As of March 31, 2023, we had total debt outstanding of $6,143.4 million and operating lease liabilities of $58.4 million. Although we believe, based on existing information, that additional leverage can be supported by our operations and revenues, our existing debt could impact us in the following ways among other considerations:

- require us to allocate a considerable portion of cash flows from operations to debt service and lease payments;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit our ability to obtain additional financing; and

- place us at a disadvantage compared to our competitors who may have less debt.

Our ability to make payments on our debt and leases depends upon our ability to maintain and improve our operating performance and generate cash flow. To some extent, this is subject to prevailing economic and competitive conditions and to certain financial, business and other factors, some of which are beyond our control. If we are unable to generate sufficient cash flow from operations to service our debt and meet our other cash needs, including our leases, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness and leases. If we must sell our assets, it may negatively affect our ability to generate revenue. In addition, we may incur additional debt or leases that would exacerbate the risks associated with our indebtedness.

Risks Related to our Organization

A majority of our Voting Common Stock is owned by a small contingent of stockholders.

Willow Grove Holdings LP, directly and through controlled entities ("WGHLP"), owns 9,791,911 shares of our common stock, $0.25 par value per share ("Voting Common Stock"), and together with Edward J. Shoen and Mark V. Shoen, owns 9,828,542 shares (approximately 50.1%) of Voting Common Stock. The general partner of WGHLP controls the voting and disposition decisions with respect to the Voting Common Stock owned by WGHLP, and is managed by Edward J. Shoen (the Chairman of the Board of Directors and Chief Executive Officer of U-Haul Holding Company) and his brother, Mark V. Shoen. Accordingly, Edward J. Shoen and Mark V. Shoen are in a position to significantly influence our business and policies, including the approval of certain significant transactions, the election of the members of our board of directors (the "Board") and other matters submitted to our stockholders. There can be no assurance that their interests will not conflict with the interests of our other stockholders.

Furthermore, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a " controlled company " and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board consist of independent directors, (2) that our Board have a compensation committee that consists entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full Board, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nomination process. The Company has not made any election relating to compliance with any of these corporate governance standards.

In addition, 836,228 shares (approximately 4.3%) of our Voting Common Stock are owned under our ESOP. Each ESOP participant is entitled to vote the shares allocated to himself or herself in their discretion. In the event an ESOP participant does not vote his or her shares, such shares shall be voted by the ESOP trustee, in the ESOP trustee's discretion.

The trading price for our outstanding Voting Common Stock may continue to be volatile and the trading price for our newly distributed Series N Non-Voting Common Stock may also be volatile.

An Independent Special Committee of the Board authorized the creation of a new Series of Common Stock, designated as Series N Non-Voting Common Stock, par value of $0.001 per share (the "Non-Voting Common Stock"). This series of stock is in addition to our pre-existing class of Voting Common Stock. On November 9, 2022, each holder of our Voting Common Stock as of November 3, 2022 received nine shares of Non-Voting Common Stock for every outstanding share of Voting Common Stock through a stock dividend.

The Non-Voting Common Stock is listed on the New York Stock Exchange, and we cannot predict whether, or to what extent, a liquid trading market will develop long-term for the Non-Voting Common Stock. If a liquid trading market does not develop or if the Non-Voting Common Stock is not attractive to retail investors, including team members and customers of the Company, we may not achieve our objectives in creating this new class.

The trading price of our stock has at times experienced substantial price volatility and may continue to be volatile, including as a result of the distribution of shares of Non-Voting Common Stock. The market prices of our two series of stock and the allocation of value between the two may be volatile and their respective values may decline. The trading price of our Voting Common Stock and Non-Voting Common Stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, among others:

- Quarterly variations in our results of operations or those of our competitors.
- Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships, or capital commitments.
- Recommendations by securities analysts or changes in earnings estimates.
- Announcements about our earnings that are not in line with analyst expectations.
- Announcements by our competitors of their earnings that are not in line with analyst expectations.

- Commentary by industry and market professionals about our products, strategies, and other matters affecting our business and results, regardless of its accuracy.
- The volume of shares of Voting Common Stock and Non-Voting Common Stock available for public sale.
- Sales of Voting Common Stock and Non-Voting Common Stock by us or by our stockholders (including sales by our directors, executive officers, and other employees).
- Short sales, hedging, and other derivative transactions on shares of our Voting Common Stock and Non-Voting Common Stock.
- The perceived values of Voting Common Stock and Non-Voting Common Stock relative to one another.

Risks Related to Legal, Regulatory and Compliance

Our operations subject us to numerous environmental laws and regulations and the possibility that environmental liability in the future could adversely affect our operations.

Compliance with environmental requirements of federal, state, provincial and local governments in the United States and Canada affects our business. Among other things, these requirements regulate the discharge of materials into the air, land and water and govern the use and disposal of hazardous substances. Under environmental laws or common law principles, we can be held liable for hazardous substances that are found on real property we have owned or operated. We are aware of issues regarding hazardous substances on some of our real estate and we have put in place a remediation plan at each site where we believe such a plan is necessary. See Note 19, Contingencies, of the Notes to Consolidated Financial Statements. We regularly make capital and operating expenditures to stay in compliance with environmental laws. In particular, we have managed a testing and removal program since 1988 for our underground storage tanks. Despite these compliance efforts, the risk of environmental liability is part of the nature of our business.

Environmental laws and regulations are complex, change frequently and could become more stringent in the future. We cannot assure you that future compliance with these laws and regulations, future environmental liabilities, the cost of defending environmental claims, conducting any environmental remediation or generally resolving liabilities caused by us or related third parties will not have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly regulated industry and changes in existing laws and regulations or violations of existing or future laws and regulations could have a material adverse effect on our operations and profitability.

Our truck, trailer and U-Box rental business is subject to regulation by various federal, state and provincial governmental entities in the United States and Canada. Specifically, the U.S. Department of Transportation and various state, federal and Canadian agencies exercise broad powers over our motor carrier operations, safety, and the generation, handling, storage, treatment and disposal of waste materials. In addition, our storage business is also subject to federal, state, provincial and local laws and regulations relating to environmental protection and human health and safety, among other matters. The failure to comply with these laws and regulations may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowings. Compliance with changing laws and regulations could substantially impair real property and equipment productivity and increase our costs.

In addition, the federal government may institute some regulation that limits carbon emissions by setting a maximum amount of carbon individual entities can emit without penalty. This would likely affect everyone who uses fossil fuels and would disproportionately affect users in the highway transportation industries. While there are too many variables at this time to assess the impact of the various proposed federal and state regulations that could affect carbon emissions, many experts believe these proposed rules could significantly affect the way companies operate in their businesses.

The Biden administration has also communicated its willingness to consider the imposition of carbon-based taxes. Our truck rental fleet burns gasoline, a carbon intensive fuel. Where in the supply chain and in what amount these taxes could arise is uncertain. We have no evidence to support a belief that "do-it-yourself" moving customers are willing to accept these additional costs. Should such a tax be enacted, we could see an increase in expenses, including compliance costs and a negative effect on our operating margin.

Our operations can be limited by land-use regulations. Zoning choices enacted by individual municipalities in the United States and Canada may limit our ability to serve certain markets with our products and services.

Our insurance companies are heavily regulated by state insurance departments and the National Association of Insurance Commissioners. These insurance regulations are primarily in place to protect the interests of our policyholders and not our investors. Changes in these laws and regulations could increase our costs, inhibit new sales, or limit our ability to implement rate increases.

Recent changes to U.S. tax laws may adversely affect our financial condition or results of operations and create the risk that we may need to adjust our accounting for these changes.

The Tax Cuts and Jobs Act ("Tax Reform Act") and the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") made significant changes to U.S. tax laws and includes numerous provisions that affect businesses, including ours. For instance, as a result of lower corporate tax rates, the Tax Reform Act tends to reduce both the value of deferred tax assets and the amount of deferred tax liabilities. It also limits interest expense deductions and the amount of net operating losses that can be used each year and alters the expensing of capital expenditures. Other provisions have international tax consequences for businesses like ours that operate internationally. The CARES Act allows for the carryback of certain net operating losses. The Tax Reform Act is unclear in certain respects and will require interpretations and implementing regulations by the Internal Revenue Service ("IRS"), as well as state tax authorities, and the Tax Reform Act and CARES Act could be subject to amendments and technical corrections, any of which could lessen or increase the adverse (and positive) impacts of these acts. The Tax Reform Act put into place 100% first year bonus depreciation. This decreased to 80% starting in 2023 and will continue to gradually decrease in future years and will impact our tax liability. The accounting treatment of these tax law changes was complex, and some of the changes affected both current and future periods. Others primarily affected future periods. Additional changes to the U.S. tax code could negatively offset operating cashflows.

Changes to tax policy, corporate tax rates or interpretations of existing tax law could change our effective tax rate, reduce future expected tax deductions and increase current and future federal income tax payments. Congress and the Biden administration have proposed increases to the current U.S. corporate income tax rate of 21%. Any such changes could adversely impact our financial position and results of operations.

<u>General Risk Factors</u>

Terrorist attacks could negatively impact our operations and profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations and profitability. Such attacks may damage our facilities and it is also possible that our rental equipment could be involved in a terrorist attack. Although we carry excess of loss insurance coverage, it may prove to be insufficient to cover us for acts of terror using our rental equipment. Moreover, we may suffer reputational damage that could arise from a terrorist attack which utilizes our rental equipment. The consequences of any terrorist attacks or hostilities are unpredictable and difficult to quantify. We seek to minimize these risks through our operational processes and procedures; however, we may not be able to foresee events that could have an adverse effect on our operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company, through its legal subsidiaries, owns property, plant and equipment that are utilized in the manufacturing, repair and rental of U-Haul® equipment and storage space, as well as providing office space for us. Such facilities exist throughout the United States and Canada. We also manage storage facilities owned by others. We operate over 2,200 U-Haul® retail centers of which 494 U-Haul branded locations are managed for subsidiaries of WGHLP and Mercury Partners, L.P., and 11 manufacturing and assembly facilities. We also operate over 151 fixed-site repair facilities located throughout the United States and Canada. These facilities are used primarily for the benefit of Moving and Storage.

Item 3. Legal Proceedings

Please see Note 19, Contingencies, of our Notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

U-Haul Holding Company's two classes of common stock are listed on the New York Stock Exchange under the trading symbols "UHAL" for our Voting Common Stock and "UHAL.B" for our Non-Voting Common Stock. As of March 31, 2023, there were approximately 3,300 holders of record of our Voting Common Stock and approximately 3,400 holders of record of our Non-Voting Common Stock. We derived the number of our stockholders using internal stock ledgers and utilizing Mellon Investor Services Stockholder listings.

Dividends

We do not have a formal dividend policy for its Voting Common Stock (UHAL). We do have a dividend policy for our Non-Voting Common Stock (UHAL.B), which provides that unless the Board otherwise determines in its sole discretion, it is the Company's policy to declare and pay a quarterly cash dividend of $0.04 per share. The Board periodically considers the advisability of declaring and paying dividends to holders of each of our two classes of common stock in light of existing circumstances.

The following table lists the dividends that were declared and issued for fiscal 2023 and 2022.

Voting Common Stock Dividends			
Declared Date	**Per Share Amount**	**Record Date**	**Dividend Date**
August 18, 2022	$ 0.50	September 6, 2022	September 20, 2022
April 6, 2022	$ 0.50	April 18, 2022	April 29, 2022
October 6, 2021	$ 0.50	October 18, 2021	October 29, 2021
August 19, 2021	$ 0.50	September 7, 2021	September 21, 2021
June 9, 2021	$ 0.50	June 24, 2021	July 8, 2021

Non-Voting Common Stock Dividends			
Declared Date	**Per Share Amount**	**Record Date**	**Dividend Date**
March 3, 2023	$ 0.04	March 14, 2023	March 27, 2023
December 7, 2022	$ 0.04	December 19, 2022	December 30, 2022

See Note 21, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements for a discussion of certain statutory restrictions on the ability of the insurance subsidiaries to pay dividends to U-Haul Holding Company.

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Voting Common Stock (UHAL) and Non-Voting Common Stock (UHAL.B) for the period March 31, 2018 through March 31, 2023 with the cumulative total return on the Dow Jones US Total Market and the Dow Jones US Transportation Average. The comparison assumes that $100 was invested on March 31, 2018 in the Company's common stock and in each of the comparison indices. The graph reflects the value of the investment based on the closing price of the common stock trading on the New York Stock Exchange and NASDAQ Global Select Market on March 31, 2019, 2020, 2021, 2022 and 2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among U-Haul Holding Company (UHAL and UHAL.B), The Dow Jones US Index
And The Dow Jones US Transportation Average Index

*$100 invested on 3/31/2018 in stock or index including reinvestment of dividends.
Fiscal year ending March 31.

Fiscal years ended March 31:	2018	2019	2020	2021	2022	2023
U-Haul Holding Company - UHAL	$ 100	$ 108	$ 85	$ 180	$ 178	$ 176
U-Haul Holding Company - UHAL.B	100	108	85	180	178	153
Dow Jones US Total Market	100	108	91	137	146	138
Dow Jones US Transportation Average	100	100	74	141	159	139

Item 6. [Reserved]

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We begin this MD&A with the overall strategy of U-Haul Holding Company, followed by a description of, and strategy related to, our operating segments to give the reader an overview of the goals of our businesses and the direction in which our businesses and products are moving. We then discuss our critical accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. Next, we discuss our results of operations for fiscal 2023 compared with fiscal 2022, which are followed by an analysis of liquidity changes in our balance sheets and cash flows, and a discussion of our financial commitments in the sections entitled Liquidity and Capital Resources and Disclosures about Contractual Obligations and Commercial Commitments. The discussion of our financial condition and results of operations for the year ended March 31, 2021 included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended March 31, 2022 is incorporated by reference into this MD&A. We conclude this MD&A by discussing our outlook for fiscal 2024.

This MD&A should be read in conjunction with the other sections of this Annual Report, including Item 1: Business and Item 8: Financial Statements and Supplementary Data. The various sections of this MD&A contain a number of forward-looking statements, as discussed under the caption, Cautionary Statements Regarding Forward-Looking Statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report and particularly under the section Item 1A: Risk Factors. Our actual results may differ materially from these forward-looking statements.

U-Haul Holding Company has a fiscal year that ends on the 31st of March for each year that is referenced. Our insurance company subsidiaries have fiscal years that end on the 31st of December for each year that is referenced. They have been consolidated on that basis. Our insurance companies' financial reporting processes conform to calendar year reporting as required by state insurance departments. Management believes that consolidating their calendar year into our fiscal year financial statements does not materially affect the presentation of financial position or results of operations. We disclose all material events, if any, occurring during the intervening period. Consequently, all references to our insurance subsidiaries' years 2022, 2021 and 2020 correspond to fiscal 2023, 2022 and 2021 for U-Haul Holding Company.

Overall Strategy

Our overall strategy is to maintain our leadership position in the North American "do-it-yourself" moving and storage industry. We accomplish this by providing a seamless and integrated supply chain to the "do-it-yourself" moving and storage market. As part of executing this strategy, we leverage the brand recognition of U-Haul with our full line of moving and self-storage related products and services and the convenience of our broad geographic presence.

Our primary focus is to provide our customers with a wide selection of moving rental equipment, convenient self-storage rental facilities and portable moving and storage units and related moving and self-storage products and services. We are able to expand our distribution and improve customer service by increasing the amount of moving equipment and storage units and portable moving and storage units available for rent, expanding the number of independent dealers in our network and expanding and taking advantage of our Storage Affiliate and Moving Help® capabilities.

Property and Casualty Insurance is focused on providing and administering property and casualty insurance to U-Haul and its customers, its independent dealers and affiliates.

Life Insurance is focused on long-term capital growth through direct writing and reinsuring of life, Medicare supplement and annuity products in the senior marketplace.

Description of Operating Segments

U-Haul Holding Company's three reportable segments are:

- Moving and Storage, comprised of U-Haul Holding Company, U-Haul, and Real Estate and the subsidiaries of U-Haul and Real Estate;

- Property and Casualty Insurance, comprised of Repwest and its subsidiaries and ARCOA; and

- Life Insurance, comprised of Oxford and its subsidiaries.

See Note 1, Basis of Presentation, Note 22, Financial Information by Geographic Area, and Note 22A, Consolidating Financial Information by Industry Segment, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report.

Moving and Storage Operating Segment

Moving and Storage consists of the rental of trucks, trailers, portable moving and storage units, specialty rental items and self-storage spaces primarily to the household mover as well as sales of moving supplies, towing accessories and propane. Operations are conducted under the registered trade name U-Haul® throughout the United States and Canada.

With respect to our truck, trailer, specialty rental items and self-storage rental business, we are focused on expanding our dealer network, which provides added convenience for our customers and expanding the selection and availability of rental equipment to satisfy the needs of our customers.

U-Haul® branded self-moving related products and services, such as boxes, pads and tape allow our customers to, among other things, protect their belongings from potential damage during the moving process. We are committed to providing a complete line of products selected with the "do-it-yourself" moving and storage customer in mind.

uhaul.com® is an online marketplace that connects consumers to our operations as well as independent Moving Help® service providers and thousands of independent Self-Storage Affiliates. Our network of customer-rated affiliates and service providers furnish pack and load help, cleaning help, self-storage and similar services throughout the United States and Canada. Our goal is to further utilize our web-based technology platform to increase service to consumers and businesses in the moving and storage market.

U-Haul's mobile app, Truck Share 24/7, Skip-the-Counter Self-Storage rentals and Self-checkout for moving supplies provide our customers methods for conducting business with us directly via their mobile devices and also limiting physical exposure.

Since 1945, U-Haul has incorporated sustainable practices into its everyday operations. We believe that our basic business premise of equipment sharing helps reduce greenhouse gas emissions and reduces the inventory of total large capacity vehicles. We continue to look for ways to reduce waste within our business and are dedicated to manufacturing reusable components and recyclable products. We believe that our commitment to sustainability, through our products and services and everyday operations has helped us to reduce our impact on the environment.

Property and Casualty Insurance Operating Segment

Property and Casualty Insurance provides loss adjusting and claims handling for U-Haul through regional offices in the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove®, Safetow®, Safemove Plus®, Safestor® and Safestor Mobile® protection packages to U-Haul® customers. We continue to focus on increasing the penetration of these products into the moving and storage market. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul® related programs.

Life Insurance Operating Segment

Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Cybersecurity Incident

On September 9, 2022, we announced that the Company was made aware of a data security incident involving U-Haul's information technology network. U-Haul detected a compromise of two unique passwords used to access U-Haul customers information. U-Haul took immediate steps to contain the incident and promptly enhanced its security measures to prevent any further unauthorized access. U-Haul retained cybersecurity experts and incident response counsel to investigate the incident and implement additional security safeguards. The investigation determined that between November 5, 2021 and April 8, 2022, the threat actor accessed customer contracts containing customers' names, dates of birth, and driver's license or state identification numbers. None of U-Haul's financial, payment processing or email systems were involved. U-Haul has notified impacted customers and relevant governmental authorities.

Several class action lawsuits related to the incident have been filed against U-Haul. The lawsuits have been consolidated into one action in the U.S. District Court for the District of Arizona and will be vigorously defended by the Company; however the outcome of such lawsuits cannot be predicted or guaranteed with any certainty.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with the generally accepted accounting principles ("GAAP") in the United States. The methods, estimates and judgments we use in applying our accounting policies can have a significant impact on the results we report in our financial statements. Note 3, Accounting Policies, of the Notes to Consolidated Financial Statements in Item 8: Financial Statements and Supplementary Data, in this Annual Report summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures. Certain accounting policies require us to make difficult and subjective judgments and assumptions, often as a result of the need to estimate matters that are inherently uncertain.

Following is a detailed description of the accounting estimates that we deem most critical to us and that require management's most difficult and subjective judgments. These estimates are based on historical experience, observance of trends in particular areas, information and valuations available from outside sources and on various other assumptions that are believed to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions and conditions, and such differences may be material.

We also have other policies that we consider key accounting policies, such as revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective. The accounting estimates that we deem most critical to us, and involve the most difficult, subjective or complex judgments include the following:

Recoverability of Property, Plant and Equipment

Our property, plant and equipment is stated at cost. We regularly perform reviews to determine whether facts and circumstances exist, which indicate that the carrying amount of assets, including estimates of residual value, may not be recoverable or that the useful life of assets are shorter or longer than originally estimated. Reductions in residual values (i.e., the price at which we ultimately expect to dispose of revenue earning equipment) or useful lives will result in an increase in depreciation expense over the remaining life of the equipment. Reviews are performed based on vehicle class, generally subcategories of trucks and trailers. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining lives against their respective carrying amounts. We consider factors such as current and expected future market price trends on used vehicles and the expected life of vehicles included in the fleet. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If asset residual values are determined to be recoverable, but the useful lives are shorter or longer than originally estimated, then the net book value of the assets is depreciated over the newly determined remaining useful lives.

Insurance Reserves

Liabilities for future policy benefits related to life insurance, Medicare supplement insurance, and deferred annuities are determined by management utilizing the net premium valuation methodology and are accrued when premium revenue is recognized. The liability, which represents the present value of future benefits to be paid to policyholders and related expenses less the present value of future net premiums, is estimated using assumptions applicable at the time the insurance contracts are written, with provisions for the risk of adverse deviation, as appropriate. Assumptions include expected mortality and morbidity experience, policy lapses and surrenders, current asset yields and expenses, and expected interest rate yields. The Company periodically performs a gross premium valuation and reviews original assumptions, including capitalized expenses which reduce the gross premium valuation, to evaluate whether the assets and liabilities are adequate and whether a loss reserve should be recognized.

Insurance reserves for Property and Casualty Insurance and U-Haul take into account losses incurred based upon actuarial estimates and are management's best approximation of future payments. These estimates are based upon past claims experience and current claim trends as well as social and economic conditions such as changes in legal theories and inflation. These reserves consist of case reserves for reported losses and a provision for incurred but not reported ("IBNR") losses, both reduced by applicable reinsurance recoverables, resulting in a net liability.

Due to the nature of the underlying risks and high degree of uncertainty associated with the determination of the liability for future policy benefits and claims, the amounts to be ultimately paid to settle these liabilities cannot be precisely determined and may vary significantly from the estimated liability, especially for long-tailed casualty lines of business such as excess workers' compensation. As a result of the long-tailed nature of the excess workers' compensation policies written by Repwest from 1983 through 2001, it may take a number of years for claims to be fully reported and finally settled.

On a regular basis, insurance reserve adequacy is reviewed by management to determine if existing assumptions need to be updated. In determining the assumptions for calculating workers' compensation reserves, management considers multiple factors including the following:

- Claimant longevity,

- Cost trends associated with claimant treatments,

- Changes in ceding entity and third party administrator reporting practices,

- Changes in environmental factors, including legal and regulatory,

- Current conditions affecting claim settlements, and

- Future economic conditions, including inflation.

We have reserved each claim based upon the accumulation of current claim costs projected through each claimant's life expectancy, and then adjusted for applicable reinsurance arrangements. Management reviews each claim bi-annually or more frequently, if there are changes in facts or circumstances to determine if the estimated life-time claim costs have increased and then adjusts the reserve estimate accordingly at that time. We have factored in an estimate of what the potential cost increases could be in our IBNR liability. We have not assumed settlement of the existing claims in calculating the reserve amount, unless it is in the final stages of completion.

Continued increases in claim costs, including medical inflation and new treatments and medications could lead to future adverse development resulting in additional reserve strengthening. Conversely, settlement of existing claims or if injured workers return to work or expire prematurely, could lead to future positive development.

Impairment of Investments

Under the current expected credit loss model, a valuation allowance is recognized in earnings for credit losses. If we intend to sell a debt security, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses, with any incremental impairment reported in earnings. Reversals of the allowance for credit losses are permitted and should not exceed the allowance amount initially recognized.

There was a $2.0 million net impairment charge recorded in fiscal 2023.

Income Taxes

We file a consolidated tax return with all of our legal subsidiaries.

Our tax returns are periodically reviewed by various taxing authorities. The final outcome of these audits may cause changes that could materially impact our financial results. Please see Note 14, Provision for Taxes, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report for more information.

Recent Accounting Pronouncements

Please see Note 3, Accounting Policies, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report for more information.

Results of Operations

U-Haul Holding Company and Consolidated Subsidiaries

Fiscal 2023 Compared with Fiscal 2022

Listed below, on a consolidated basis, are revenues for our major product lines for fiscal 2023 and fiscal 2022:

		Year Ended March 31,		
		2023		2022
		(In thousands)		
Self-moving equipment rentals	$	3,877,917	$	3,958,807
Self-storage revenues		744,492		617,120
Self-moving and self-storage products and service sales		357,286		351,447
Property management fees		37,073		35,194
Life insurance premiums		99,149		111,027
Property and casualty insurance premiums		93,209		86,518
Net investment and interest income		176,679		148,261
Other revenue		478,886		431,373
Consolidated revenue	$	5,864,691	$	5,739,747

Self-moving equipment rental revenues decreased $80.9 million during fiscal 2023, compared with fiscal 2022. Transactions, revenue and average miles driven per transaction decreased. These declines were more pronounced in our one-way markets. Compared to the same period last year, we increased the number of retail locations, independent dealers, trucks, and trailers in the rental fleet.

Self-storage revenues increased $127.4 million during fiscal 2023, compared with fiscal 2022. The average monthly number of occupied units increased by 14%, or 63,800 units during fiscal 2023 compared with the same period last year. Over the course of the fiscal year our average revenue per occupied square foot increased 9%. During fiscal 2023, we added approximately 6.0 million net rentable square feet, a 13% increase compared to fiscal 2022 additions. This additional capacity consisted of approximately 1.1 million square feet of existing self-storage acquired along with 4.9 million square feet of new development.

Sales of self-moving and self-storage products and services increased $5.8 million during fiscal 2023, compared with fiscal 2022, primarily due to increased hitch and propane sales partially offset by a 1% decrease in the sales of moving supplies.

Life insurance premiums decreased $11.9 million during fiscal 2023, compared with fiscal 2022 primarily due to decreased sales of single premium life products and policy decrements in Medicare supplement.

Property and casualty insurance premiums increased $6.7 million during fiscal 2023, compared with fiscal 2022. A significant portion of Repwest's premiums are from policies sold in conjunction with U-Haul moving and storage transactions and generally correspond to the related activity at U-Haul during the same period.

Net investment and interest income increased $28.4 million during fiscal 2023, compared with fiscal 2022. Moving and Storage accounted for a $67.9 million increase due to higher yields on our short-term cash balances which are primarily invested in United States government securities. Changes in the market value of unaffiliated common stocks held at our Property and Casualty Insurance subsidiary resulted in a $16.6 million decrease. Life Insurance experienced a net decrease of $21.4 million.

Other revenue increased $47.5 million during fiscal 2023, compared with fiscal 2022, caused primarily by growth in our U-Box® program.

Listed below are revenues and earnings from operations at each of our operating segments for fiscal 2023 and 2022. The insurance companies' years ended December 31, 2022 and 2021.

	Year Ended March 31,	
	2023	**2022**
	(In thousands)	
Moving and storage		
Revenues	$ 5,567,714	$ 5,398,267
Earnings from operations before equity in earnings of subsidiaries	1,396,122	1,577,226
Property and casualty insurance		
Revenues	103,512	115,043
Earnings from operations	36,570	49,780
Life insurance		
Revenues	206,100	238,812
Earnings from operations	12,935	19,538
Eliminations		
Revenues	(12,635)	(12,375)
Earnings from operations before equity in earnings of subsidiaries	(1,521)	(1,547)
Consolidated Results		
Revenues	5,864,691	5,739,747
Earnings from operations	1,444,106	1,644,997

Total costs and expenses increased $325.8 million during fiscal 2023, compared with fiscal 2022. Operating expenses for Moving and Storage increased $345.7 million. Repair costs associated with the rental fleet experienced a $132.9 million increase during fiscal year 2023 and personnel costs increased $97.8 million. The increases in fleet repair costs are primarily due to additional preventative maintenance resulting from higher fleet activity over the last several years. Also, the slower rotation of new equipment into the fleet and older equipment out of the fleet has added to the amount of preventative maintenance needed. Personnel cost increases stem from a 12% increase in headcount on average throughout the year; the headcount variance narrowed towards the end of the year. Other expense increases included liability costs, utilities, property taxes, non-rental equipment and building maintenance and shipping associated with U-Box transactions.

Depreciation expense associated with our rental fleet was $520.5 million and $504.2 million for fiscal 2023 and 2022, respectively. Net gains from the disposal of rental equipment increased $32.9 million from an increase in resale values combined with additional units sold. Depreciation expense on all other assets, largely from buildings and improvements, increased $20.6 million to $213.4 million. Net losses on the disposal or retirement of land and buildings increased $9.7 million as fiscal 2022 included a condemnation gain of $4.9 million.

As a result of the above-mentioned changes in revenues and expenses, earnings from operations decreased to $1,444.1 million for fiscal 2023, compared with $1,645.0 million for fiscal 2022.

Interest expense for fiscal 2023 was $224.0 million, compared with $167.4 million for fiscal 2022 due to an increase in our average outstanding debt of $871.6 million in fiscal 2023 compared with fiscal 2022 combined with a higher average cost of debt.

Income tax expense was $294.9 million for fiscal 2023, compared with $352.2 million for fiscal 2022. See Note 14, Provision for Taxes, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report for more information on income taxes.

Basic and diluted earnings per share of Voting Common Stock for fiscal 2023 was $5.54, compared with $7.08 for fiscal 2022.

The weighted average shares outstanding basic and diluted for Voting Common Stock were 19,607,788 for both fiscal 2023 and 2022.

Basic and diluted earnings per share of Non-Voting Common Stock for fiscal 2023 were $4.62, compared with $5.58 for fiscal 2022.

The weighted average shares outstanding basic and diluted for Non-Voting Common Stock were 176,470,092 for both fiscal 2023 and 2022.

Moving and Storage

Fiscal 2023 Compared with Fiscal 2022

Listed below are revenues for the major product lines at Moving and Storage for fiscal 2023 and fiscal 2022:

		Year Ended March 31,	
		2023	**2022**
		(In thousands)	
Self-moving equipment rentals	$	3,882,620	$ 3,963,535
Self-storage revenues		744,492	617,120
Self-moving and self-storage products and service sales		357,286	351,447
Property management fees		37,073	35,194
Net investment and interest income		70,992	3,135
Other revenue		475,251	427,836
Moving and Storage revenue	$	5,567,714	$ 5,398,267

Self-moving equipment rental revenues decreased $80.9 million during fiscal 2023, compared with fiscal 2022. Transactions, revenue and average miles driven per transaction decreased. These declines were more pronounced in our one-way markets. Compared to the same period last year, we increased the number of retail locations, independent dealers, trucks, and trailers in the rental fleet.

Self-storage revenues increased $127.4 million during fiscal 2023, compared with fiscal 2022. The average monthly number of occupied units increased by 14%, or 63,800 units during fiscal 2023 compared with the same period last year. Over the course of the fiscal year our average revenue per occupied square foot increased 9%.

The Company owns and manages self-storage facilities. Self-storage revenues reported in the consolidated financial statements represent Company-owned locations only. Self-storage data for our owned storage locations follows:

	Year Ended March 31,	
	2023	**2022**
	(In thousands, except occupancy rate)	
Unit count as of March 31	673	601
Square footage as of March 31	56,382	50,366
Average monthly number of units occupied	535	471
Average monthly occupancy rate based on unit count	83.4%	82.6%
Average monthly square footage occupied	46,257	41,379

During fiscal 2023, we added approximately 6.0 million net rentable square feet, a 13% increase compared to fiscal 2022 additions. This additional capacity consisted of approximately 1.1 million square feet of existing self-storage acquired along with 4.9 million square feet of new development.

Sales of self-moving and self-storage products and services increased $5.8 million during fiscal 2023, compared with fiscal 2022, primarily due to increased hitch and propane sales partially offset by a 1% decrease in the sales of moving supplies.

Net investment and interest income increased $67.9 million during fiscal 2023, compared with fiscal 2022, due to higher yields on our short-term cash balances which are primarily invested in United States government securities.

Other revenue increased $47.4 million during fiscal 2023, compared with fiscal 2022, caused primarily by growth in our U-Box® program.

Total costs and expenses increased $350.6 million during fiscal 2023, compared with fiscal 2022. Operating expenses increased $345.7 million. Repair costs associated with the rental fleet experienced a $132.9 million increase during fiscal year 2023 and personnel costs increased $97.8 million. The increases in fleet repair costs are primarily due to additional preventative maintenance resulting from higher fleet activity over the last several years. Also, the slower rotation of new equipment into the fleet and older equipment out of the fleet has added to the amount of preventative maintenance needed. Personnel cost increases stem from a 12% increase in headcount on average throughout the year; the headcount variance narrowed towards the end of the year. Other expense increases included liability costs, utilities, property taxes, non-rental equipment and building maintenance and shipping associated with U-Box transactions.

Depreciation expense associated with our rental fleet was $520.5 million and $504.2 million. Net gains from the disposal of rental equipment increased $32.9 million from an increase in resale values combined with additional units sold. Depreciation expense on all other assets, largely from buildings and improvements, increased $20.6 million to $213.4 million. Net losses on the disposal or retirement of land and buildings increased $9.7 million as fiscal 2022 included a condemnation gain of $4.9 million.

Property and Casualty Insurance

2022 Compared with 2021

Net premiums were $96.2 million and $89.7 million for the years ended December 31, 2022 and 2021, respectively. A significant portion of Repwest's premiums are from policies sold in conjunction with U-Haul moving and storage transactions and generally correspond to the related activity at U-Haul during the same period.

Net investment and interest income were $7.3 million and $25.4 million for the years ended December 31, 2022 and 2021, respectively. The main driver of the change in net investment income was the decrease in valuation of unaffiliated common stock of $16.6 million; these stocks were not sold and no actual economic losses have been recognized.

Net operating expenses were $45.0 million and $42.5 million for the years ended December 31, 2022 and 2021, respectively. The change was primarily due to an increase in commissions from higher premiums.

Benefits and losses expenses were $21.5 million and $22.4 million for the years ended December 31, 2022 and 2021, respectively. The decrease was due to favorable loss experience.

As a result of the above-mentioned changes in revenues and expenses, pretax earnings from operations were $36.6 million and $49.8 million for the twelve months ended December 31, 2022 and 2021, respectively.

Life Insurance

2022 Compared with 2021

Net premiums were $99.1 million and $111.0 million for the years ended December 31, 2022 and 2021, respectively. Medicare Supplement premiums decreased $7.2 million from policy decrements offset by premium rate increases. Life insurance premiums decreased $4.4 million. Premiums on annuity supplemental contracts decreased $0.3 million from fewer annuitizations. Deferred annuity deposits were $326.5 million or $6.0 million below the prior year and are accounted for on the balance sheet as deposits rather than premiums. The decrease in deferred annuity deposits is a result of low sales at the beginning of the year improving as the year progressed.

Net investment income was $102.4 million and $123.8 million for the years ended December 31, 2022 and 2021, respectively. The realized loss on derivatives used as hedges to fixed indexed annuities was $12.6 million. The realized loss on bonds was $6.5 million. The change in the provision for expected credit losses resulted in a $2.9 million additional decrease to the investment income. Mortgage loan interest decreased $0.9 million from the decreased prepayment penalties. The interest on the remaining assets also decreased by $0.6 million. This was offset by a $2.1 million increase in the investment income from fixed maturities on higher asset base despite lower investment yields.

Benefits and losses incurred were $144.0 million and $164.2 million for the years ended December 31, 2022 and 2021, respectively. Interest credited to policyholders decreased $8.6 million due to a reduction in the interest credited rates on fixed indexed annuities driven by stock market fluctuations. Life benefits decreased $8.2 million due to lower death claims related to COVID-19 and lower sales due to premium adjustments that took place in late 2021. Medicare supplement benefits decreased by $3.2 million from fewer policies in force. Benefits on the annuity supplemental contracts decreased $0.2 million.

Amortization of deferred acquisition costs ("DAC"), sales inducement asset ("SIA") and the value of business acquired ("VOBA") was $27.9 million and $33.9 million for the years ended December 31, 2022 and 2021, respectively. The annuity related DAC amortization decreased $4.3 million due to realized investment gains and a completion of the amortization period on certain fixed indexed and multi-year guaranteed annuities in 2021. The decrease of $1.2 million on Life Insurance segment is from reduced policy lapses and death benefits. Medicare supplement related DAC amortization decreased $0.5 million and will continue to decrease due to a decline in the number of policies remaining in-force.

As a result of the above-mentioned changes in revenues and expenses, pretax earnings from operations were $12.5 million and $19.1 million for the years ended December 31, 2022 and 2021, respectively.

Liquidity and Capital Resources

We believe our current capital structure is a positive factor that will enable us to pursue our operational plans and goals and provide us with sufficient liquidity for the foreseeable future. There are many factors which could affect our liquidity, including some which are beyond our control, and there is no assurance that future cash flows and liquidity resources will be sufficient to meet our outstanding debt obligations and our other future capital needs.

As of March 31, 2023, cash and cash equivalents totaled $2,060.5 million, compared with $2,704.1 million as of March 31, 2022. The assets of our insurance subsidiaries are generally unavailable to fulfill the obligations of non-insurance operations (U-Haul Holding Company, U-Haul and Real Estate). As of March 31, 2023 (or as otherwise indicated), cash and cash equivalents, other financial assets (receivables, short-term investments, other investments, fixed maturities, and related party assets) and debt obligations of each operating segment were:

		Moving & Storage	Property and Casualty Insurance (a)	Life Insurance (a)
		(In thousands)		
Cash and cash equivalents	$	2,034,242	$ 11,276	$ 15,006
Other financial assets		428,018	446,977	2,744,196
Debt obligations (b)		6,143,350	–	–

(a) As of December 31, 2022

(b) Excludes ($35,308) of debt issuance costs

As of March 31, 2023, Moving and Storage had available borrowing capacity under existing credit facilities of $465.0 million. The majority of invested cash at the Moving and Storage segment is held in government money market funds. Our current forecasted debt payments for fiscal 2024 on all borrowings are $563.2 million. For detailed information regarding our debt obligations, please see Note 9, Borrowings, of the Notes to Consolidated Financial Statements.

A summary of our consolidated cash flows for fiscal 2023, 2022 and 2021 is shown in the table below:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net cash provided by operating activities	$ 1,729,610	$ 1,946,235	$ 1,535,395
Net cash used by investing activities	(2,421,385)	(1,867,176)	(1,129,529)
Net cash provided by financing activities	59,795	1,433,155	287,353
Effects of exchange rate on cash	(11,633)	(2,089)	6,441
Net increase (decrease) in cash flow	(643,613)	1,510,125	699,660
Cash at the beginning of the period	2,704,137	1,194,012	494,352
Cash at the end of the period	$ 2,060,524	$ 2,704,137	$ 1,194,012

Net cash provided by operating activities decreased $216.6 million in fiscal 2023, compared with fiscal 2022. The decrease was primarily due to reduced net earnings of $200.2 million and the payment of $106.0 million in federal income tax in fiscal 2023 compared with the receipt of $243.0 million of federal income tax refunds in fiscal 2022. Partially offsetting this was a decrease in inventory and an increase in the collection of corporate receivables.

Net cash used in investing activities increased $554.2 million in fiscal 2023, compared with fiscal 2022. Purchases of property, plant and equipment increased $587.4 million. Reinvestment in the rental fleet was less than our projection due to delays in receiving new equipment from our original equipment manufacturers during fiscal 2023; however, the level of reinvestment in the rental fleet has increased in comparison to fiscal 2022. Cash from the sales of property, plant and equipment increased $78.1 million largely due to fleet sales. For our insurance subsidiaries, net cash used in investing activities decreased $167.2 million due to a decrease in purchases in fixed maturity investments, which was offset by a $225.0 million increase in purchases of short-term Treasury notes by Moving and Storage.

Net cash provided by financing activities decreased $1,373.4 million in fiscal 2023, as compared with fiscal 2022. Fiscal 2022 included the borrowing of $1,200.0 million through our two private placement offerings. Additionally, debt payments increased $364.5 million, finance lease repayments decreased $42.1 million, and dividends paid increased $4.3 million. For Life Insurance, net annuity deposits declined $103.2 million.

Liquidity and Capital Resources and Requirements of Our Operating Segments

Moving and Storage

To meet the needs of our customers, U-Haul maintains a large fleet of rental equipment. Capital expenditures have primarily consisted of new rental equipment acquisitions and the buyouts of existing fleet from leases. The capital to fund these expenditures has historically been obtained internally from operations and the sale of used equipment and externally from debt and lease financing. In the future, we anticipate that our internally generated funds will be used to service the existing debt and fund operations. U-Haul estimates that during fiscal 2024 the Company will reinvest in its rental equipment fleet approximately $685 million, net of equipment sales and excluding any lease buyouts. For fiscal 2023, the Company invested, net of sales, approximately $611 million before any lease buyouts in its rental equipment fleet. Fleet investments in fiscal 2024 and beyond will be dependent upon several factors including the availability of capital, the truck rental environment, the availability of equipment from manufacturers and the used-truck sales market. We anticipate that the fiscal 2024 investments will be funded largely through debt financing, external lease financing and cash from operations. Management considers several factors including cost and tax consequences when selecting a method to fund capital expenditures. Our allocation between debt and lease financing can change from year to year based upon financial market conditions which may alter the cost or availability of financing options.

The Company has traditionally funded the acquisition of self-storage properties to support U-Haul's growth through debt financing and funds from operations. The Company's plan for the expansion of owned storage properties includes the acquisition of existing self-storage locations from third parties, the acquisition and development of bare land, and the acquisition and redevelopment of existing buildings not currently used for self-storage. The Company expects to fund these development projects through a combination of internally generated funds, corporate debt and with borrowings against existing properties as they operationally mature. For fiscal 2023, the Company invested $1,341.4 million in real estate acquisitions, new construction and renovation and repair compared to $1,004.2 million in fiscal 2022. For fiscal 2024, the timing of new projects will be dependent upon several factors, including the entitlement process, availability of capital, weather, the identification and successful acquisition of target properties and the availability of labor and materials. We are likely to maintain a high level of real estate capital expenditures in fiscal 2024. U-Haul's growth plan in self-storage also includes the expansion of the U-Haul Storage Affiliate program, which does not require significant capital.

Net capital expenditures (purchases of property, plant and equipment less proceeds from the sale of property, plant and equipment and lease proceeds) at Moving and Storage were $2,025.6 million, $1,513.3 million and $904.0 million for fiscal 2023, 2022 and 2021, respectively. The components of our net capital expenditures are provided in the following table:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands)		
Purchases of rental equipment	$ 1,298,955	$ 1,061,439	$ 870,106
Equipment lease buyouts	–	–	11,477
Purchases of real estate, construction and renovations	1,341,417	1,004,192	505,112
Other capital expenditures	86,595	70,906	54,780
Gross capital expenditures	2,726,967	2,136,537	1,441,475
Less: Sales of property, plant and equipment	(701,331)	(623,235)	(537,484)
Net capital expenditures	$ 2,025,636	$ 1,513,302	$ 903,991

Moving and Storage continues to hold significant cash and we believe has access to additional liquidity. Management may invest these funds in our existing operations, expand our product lines or pursue external opportunities in the self-moving and storage marketplace, pay dividends or reduce existing indebtedness where possible.

Property and Casualty Insurance

State insurance regulations may restrict the amount of dividends that can be paid to stockholders of insurance companies. As a result, Property and Casualty Insurance's assets are generally not available to satisfy the claims of U-Haul Holding Company, or its legal subsidiaries. For calendar year 2023, the ordinary dividend available to be paid to U-Haul Holding Company is $29.5 million. For more information, please see Note 21, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report. We believe that stockholders' equity at the Property and Casualty operating segment remains sufficient and we do not believe that its ability to pay ordinary dividends to U-Haul Holding Company will be restricted per state regulations.

Our Property and Casualty operating segment stockholders' equity was $294.5 million and $296.1 million as of December 31, 2022 and 2021, respectively. The decrease in 2022 compared with 2021 resulted from net earnings of $29.8 million and a decrease in accumulated other comprehensive income of $31.4 million. Property and Casualty Insurance does not use debt or equity issues to increase capital and therefore has no direct exposure to capital market conditions other than through its investment portfolio.

Life Insurance

Life Insurance manages its financial assets to meet policyholder and other obligations including investment contract withdrawals and deposits. Life Insurance's net deposits for the year ended December 31, 2022 were $6.8 million. State insurance regulations may restrict the amount of dividends that can be paid to stockholders of insurance companies. As a result, Life Insurance's assets are generally not available to satisfy the claims of U-Haul Holding Company or its legal subsidiaries. Oxford had a statutory net loss as of December 31, 2022, so no dividends can be distributed in calendar year 2023. For more information, please see Note 21, Statutory Financial Information of Insurance Subsidiaries, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Our Life Insurance operating segment stockholders' equity was $156.4 million and $440.9 million as of December 31, 2022 and 2021, respectively. The decrease in 2022 compared with 2021 resulted from earnings of $10.0 million and a decrease in accumulated other comprehensive income of $294.5 million primarily due to the effect of interest rate changes on the fixed maturity portion of the investment portfolio. Life Insurance has not historically used debt or equity issues to increase capital and therefore has not had any significant direct exposure to capital market conditions other than through its investment portfolio. However, as of December 31, 2022, Oxford had outstanding advances of $60.0 million through its membership in the Federal Home Loan Bank ("FHLB"). For a more detailed discussion of these advances, please see Note 9, Borrowings, of the Notes to Consolidated Financial Statements.

Cash Provided from Operating Activities by Operating Segments

Moving and Storage

Net cash provided by operating activities was $1,593.7 million, $1,823.3 million and $1,428.9 million in fiscal 2023, 2022 and 2021, respectively. The decrease was primarily due to reduced net earnings of $200.2 million and the payment of $106.0 million in federal income tax in fiscal 2023 compared with the receipt of $243.0 million of federal income tax refunds in fiscal 2022. Partially offsetting this was a decrease in inventory and an increase in the collection of corporate receivables.

Property and Casualty Insurance

Net cash provided by operating activities was $36.2 million, $31.2 million, and $19.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. The increase was the result of changes in intercompany balances and the timing of payables activity.

Property and Casualty Insurance's cash and cash equivalents and short-term investment portfolios amounted to $27.2 million, $41.7 million, and $12.9 million as of December 31, 2022, 2021, and 2020, respectively. These balances reflect funds in transition from maturity proceeds to long-term investments. Management believes this level of liquid assets, combined with budgeted cash flow, is adequate to meet foreseeable cash needs. Capital and operating budgets allow Property and Casualty Insurance to schedule cash needs in accordance with investment and underwriting proceeds.

Life Insurance

Net cash provided by operating activities was $99.8 million, $91.8 million and $87.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in operating cash flows was primarily due to an increase in accounts payable due to the timing of settlements. This was offset by a decrease in investment and premium income.

In addition to cash flows from operating activities and financing activities, a substantial amount of liquid funds are available through Life Insurance's short-term portfolio and its membership in the FHLB. As of December 31, 2022, 2021 and 2020, cash and cash equivalents and short-term investments amounted to $15.0 million, $50.1 million and $178.1 million, respectively. Management believes that the overall sources of liquidity are adequate to meet foreseeable cash needs.

Liquidity and Capital Resources - Summary

We believe we have the financial resources needed to meet our business plans including our working capital needs. We continue to hold significant cash and have access to additional liquidity to meet our anticipated capital expenditure requirements for investment in our rental fleet, rental equipment and storage acquisitions and build outs.

As a result of the federal income tax provisions of the CARES Act we have filed applicable forms with the IRS to carryback net operating losses. These refund claims total approximately $366 million, of which we have already received approximately $243 million, with the remaining amount reflected in prepaid expenses. These amounts are expected to provide us additional liquidity whenever received. It is possible future legislation could negatively impact our ability to receive these tax refunds.

Our borrowing strategy has primarily focused on asset-backed financing and rental equipment leases. As part of this strategy, we seek to ladder maturities and fix interest rates. While each of these loans typically contains provisions governing the amount that can be borrowed in relation to specific assets, the overall structure is flexible with no limits on overall Company borrowings. Management believes it has adequate liquidity between cash and cash equivalents and unused borrowing capacity in existing credit facilities to meet the current and expected needs of the Company over the next several years. As of March 31, 2023, we had available borrowing capacity under existing credit facilities of $465.0 million. While it is possible that circumstances beyond our control could alter the ability of the financial institutions to lend us the unused lines of credit, we believe that there are additional opportunities for leverage in our existing capital structure. For a more detailed discussion of our long-term debt and borrowing capacity, please see Note 9, Borrowings, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report.

Historically, we used certain off-balance sheet arrangements in connection with the expansion of our self-storage business. For more information, please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements included in Item 8: Financial Statements and Supplementary Data, of this Annual Report. These arrangements were primarily used when our overall borrowing structure was more limited. We do not face similar limitations currently and off-balance sheet arrangements have not been utilized in our self-storage expansion in recent years. In the future, we will continue to identify and consider off-balance sheet opportunities to the extent such arrangements would be economically advantageous to us and our stockholders.

Contractual Obligations and Commercial Commitments

For contractual obligations for material cash requirements from known contractual and other obligations as part of liquidity and capital resources discussion, please see Notes 9, 10, 11, 15, 17, 18 and 19 of the Notes to Consolidated Financial Statements. The following table provides additional detail for contractual commitments and contingencies as of March 31, 2023.

| | | Payment due by Period (as of March 31, 2023) | | | |
| | | 04/01/23 - | 04/01/24 - | 04/01/26 - | |
Contractual Obligations	Total	03/31/24	03/31/26	03/31/28	Thereafter
			(In thousands)		
Notes and loans payable - Principal	$ 4,049,382	$ 226,105	$ 466,487	$ 842,847	$ 2,513,943
Notes and loans payable - Interest	1,387,115	178,530	326,733	275,149	606,703
Revolving credit agreements - Principal	615,000	–	370,556	244,444	–
Revolving credit agreements - Interest	102,175	36,228	54,875	11,072	–
Finance leases - Principal	223,205	103,780	119,425	–	–
Finance leases - Interest	11,991	7,032	4,959	–	–
Finance liability - Principal	1,255,763	233,268	409,323	379,271	233,901
Finance liability - Interest	158,493	45,093	65,750	35,427	12,223
Operating lease liabilities	103,956	24,338	16,497	6,506	56,615
Property and casualty obligations (a)	110,545	23,986	23,974	10,084	52,501
Life, health and annuity obligations (b)	3,624,456	683,685	846,007	507,084	1,587,680
Self-insurance accruals (c)	335,227	95,321	127,755	65,527	46,624
Post-retirement benefit liability	23,428	1,546	3,789	4,802	13,291
Total contractual obligations	$ 12,000,736	$ 1,658,912	$ 2,836,130	$ 2,382,213	$ 5,123,481

(a) These estimated obligations for unpaid losses and loss adjustment expenses include case reserves for reported claims and estimates of IBNR claims and are net of expected reinsurance recoveries. The ultimate amount to settle both the case reserves and IBNR is an estimate based upon historical experience and current trends and such estimates could materially differ from actual results. The assumptions do not include future premiums. Due to the significant assumptions employed in this model, the amounts shown could materially differ from actual results.

(b) These estimated obligations are based on mortality, morbidity, withdrawal and lapse assumptions drawn from our historical experience and adjusted for any known trends. These obligations include expected interest crediting but no amounts for future annuity deposits or premiums for life and Medicare supplement policies. The cash flows shown above are undiscounted for interest and as a result total outflows for all years shown significantly exceed the corresponding liabilities of $2,785.3 million included in our consolidated balance sheet as of March 31, 2023. Life Insurance expects to fully fund these obligations from their invested asset portfolio. Due to the significant assumptions employed in this model, the amounts shown could materially differ from actual results.

(c) These estimated obligations are primarily the Company's self insurance accruals for portions of the liability coverage for our rental equipment. The estimates for future settlement are based upon historical experience and current trends. Due to the significant assumptions employed in this model, the amounts shown could materially differ from actual results.

As presented above, contractual obligations on debt and guarantees represent principal payments while contractual obligations for operating leases represent the notional payments under the lease arrangements.

ASC 740 - *Income Taxes* liabilities and interest of $75.8 million is not included above due to uncertainty surrounding ultimate settlements, if any.

Fiscal 2024 Outlook

We will continue to focus our attention on increasing transaction volume and improving pricing, product and utilization for self-moving equipment rentals. Maintaining an adequate level of new investment in our truck fleet is an important component of our plan to meet our operational goals and is likely to increase in fiscal 2024. Revenue in the U-Move® program could be adversely impacted should we fail to execute in any of these areas. Even if we execute our plans, we could see declines in revenues primarily due to unforeseen events including adverse economic conditions or heightened competition that is beyond our control.

With respect to our storage business, we have added new locations and expanded existing locations. In fiscal 2024, we are actively looking to complete current projects, increase occupancy in our existing portfolio of locations and acquire new locations. New projects and acquisitions will be considered and pursued if they fit our long-term plans and meet our financial objectives. It is likely spending on acquisitions and new development will increase in fiscal 2024. We will continue to invest capital and resources in the U-Box® program throughout fiscal 2024.

Inflationary pressures may challenge our ability to maintain or improve upon our operating margin.

Property and Casualty Insurance will continue to provide loss adjusting and claims handling for U-Haul and underwrite components of the Safemove®, Safetow®, Safemove Plus®, Safestor®, and Safestor Mobile® protection packages to U-Haul customers.

Life Insurance is pursuing its goal of expanding its presence in the senior market through the sales of its Medicare supplement, life and annuity policies. This strategy includes growing its agency force, expanding its new product offerings, and pursuing business acquisition opportunities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and currency exchange rates. To mitigate these risks, we may utilize derivative financial instruments, among other strategies. We do not use derivative financial instruments for speculative purposes.

Interest Rate Risk

The exposure to market risk for changes in interest rates relates primarily to our variable rate debt obligations and one variable rate operating lease. We have used interest rate swap agreements and forward swaps to reduce our exposure to changes in interest rates. We enter into these arrangements with counterparties that are significant financial institutions with whom we generally have other financial arrangements. We are exposed to credit risk should these counterparties not be able to perform on their obligations. Following is a summary of our interest rate swaps agreements at March 31, 2023:

Notional Amount		Fair Value	Effective Date	Expiration Date	Fixed Rate	Floating Rate
(In thousands)						
$	60,347	$ 1,501	7/15/2022	7/15/2032	2.86%	1 Month SOFR
	73,250	1,945	8/1/2022	8/1/2026	2.72%	1 Month SOFR
	72,750	1,865	8/1/2022	8/31/2026	2.75%	1 Month SOFR

As of March 31, 2023, we had $821.3 million of variable rate debt obligations. Of this amount, $615.0 million is not fixed through interest rate swaps. If the Secured Overnight Funding Rate ("SOFR") were to increase 100 basis points, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by $6.2 million annually (after consideration of the effect of the above derivative contracts). Certain senior mortgages have an anticipated repayment date and a maturity date. If these senior mortgages are not repaid by the anticipated repayment date the interest rate on these mortgages would increase from the current fixed rate. We are using the anticipated repayment date for our maturity schedule.

Additionally, our insurance subsidiaries' fixed income investment portfolios expose us to interest rate risk. This interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. As part of our insurance companies' asset and liability management, actuaries estimate the cash flow patterns of our existing liabilities to determine their duration. These outcomes are compared to the characteristics of the assets that are currently supporting these liabilities assisting management in determining an asset allocation strategy for future investments that management believes will mitigate the overall effect of interest rates.

The following table illustrates the interest rate risk sensitivity of our fixed maturity portfolio as of March 31, 2023 and 2022. This table measures the effect of a parallel shift in interest rates (as represented by the U.S. Treasury curve) on the fair value of the fixed maturity portfolio. The data measures the change in fair value arising from an immediate and sustained change in interest rates in increments of 100 basis points.

	Market Value of Mixed Maturity Portfolio	
	As of March 31,	
Change in Interest Rates (a)	2023	2022
	(In thousands)	
-300bps	$ 3,100,972	$ 3,262,844
-200bps	2,970,228	3,153,114
-100bps	2,839,624	2,992,011
No change	2,709,037	2,821,092
+100bps	2,578,654	2,650,410
+200bps	2,448,348	2,479,737
+300bps	2,318,149	2,309,224

(a) In basis points

We use derivatives to hedge our equity market exposure to indexed annuity products sold by our Life Insurance company. These contracts earn a return for the contractholder based on the change in the value of the S&P 500 index between annual index point dates. We buy and sell listed equity and index call options and call option spreads. The credit risk is with the party in which the options are written. The net option price is paid up front and there are no additional cash requirements or additional contingent liabilities. These contracts are held at fair market value on our balance sheet. At December 31, 2022 and 2021, these derivative hedges had a net market value of $4.3 million and $7.5 million, with notional amounts of $465.7 million and $416.7 million, respectively. These derivative instruments are included in Investments, other; on the consolidated balance sheets.

Although the call options are employed to be effective hedges against our policyholder obligations from an economic standpoint, they do not meet the requirements for hedge accounting under GAAP. Accordingly, the call options are marked to fair value on each reporting date with the change in fair value included as a component of net investment and interest income. The change in fair value of the call options includes the gains or losses recognized at the expiration of the option term and the changes in fair value for open contracts.

Foreign Currency Exchange Rate Risk

The exposure to market risk for changes in foreign currency exchange rates relates primarily to our Canadian business. Approximately 5.0%, 5.0% and 4.6% of our revenue was generated in Canada in fiscal 2023, 2022 and 2021, respectively. The result of a 10% change in the value of the U.S. dollar relative to the Canadian dollar would not be material to net income. We typically do not hedge any foreign currency risk since the exposure is not considered material.

Item 8. Financial Statements and Supplementary Data

The Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements of U-Haul Holding Company and its consolidated subsidiaries including the notes to such statements and the related schedules are set forth on the "F" pages hereto and are incorporated by reference herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Attached as exhibits to this Annual Report are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and procedures evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented in the section Evaluation of Disclosure Controls and Procedures.

Following this discussion is the report of BDO USA, LLP, our independent registered public accounting firm, regarding its audit of U-Haul Holding Company's internal control over financial reporting as set forth below in this section. This section should be read in conjunction with the certifications of our CEO and CFO and the BDO USA, LLP report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as such term is defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) ("Disclosure Controls") as of the end of the period covered by this Annual Report. Our Disclosure Controls are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon the controls evaluation, our CEO and CFO have concluded that as of the end of the period covered by this Annual Report, our Disclosure Controls were not effective due to material weaknesses in internal control over financial reporting described below.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of our controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses described below, there has not been any changes in the Company's internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) during the fourth quarter of fiscal 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of March 31, 2023, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed both by our Internal Audit function and our Finance function.

Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of the end of the fiscal year 2023. We reviewed the results of management's assessment with the Audit Committee of our Board.

We determined a material weakness existed as management did not fully design, implement and monitor general information technology controls in the areas of program change management, user access, segregation of duties and cyber security for systems supporting substantially all of the Company's internal control processes. A substantial portion of the Company's controls are dependent upon the information derived from the information technology systems and therefore the dependent controls were concluded to be ineffective.

Additionally, as previously reported in Item 4 of our Form 10-Q for the period ended December 31, 2022, we have a continuing material weakness over the design and implementation of controls relevant to the financial reporting process related to the calculation of earnings per share using the two-step method associated with the recently issued UHAL.B Common Stock to ensure the accuracy of amounts presented in accordance with accounting principles generally accepted in the United States of America.

With respect to the material weakness related to general information technology controls, our management, under the oversight of our Audit Committee, has begun evaluating and implementing measures designed to remediate the control deficiencies contributing to this material weakness. These remediations measures have included or will include assessing and formalizing the design of certain information technology policies, implementing controls and procedures relating to program change management, user access, segregations of duties and cyber security for systems supporting substantially all of the Company's internal control processes and developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of the new and redesigned controls.

With respect to the material weakness related to the calculation of earnings per share using the two-step method associated with the recently issued UHAL.B Common Stock, we have redesigned the related control, conducted relevant training for personnel involve in the process and control functions and enhanced the procedures and control activity documentation. These activities were completed in connection with our year end close process and the redesigned control operated as planned. We expect the redesigned control to operate in future periods in order to support a conclusion of operating effectiveness.

We believe the above actions will be effective in remediating the material weaknesses described above and we will continue to devote time and attention to these remedial efforts. However, as we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above. Our remediation efforts will not be considered complete until the applicable controls operate for a sufficient period of time and our management has concluded, through testing, that these controls are operating effectively.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
U-Haul Holding Company
Reno, Nevada

Opinion on Internal Control over Financial Reporting

We have audited U-Haul Holding Company's (the "Company's") internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria. We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and schedules and our report dated June 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and described in management's assessment. These material weaknesses related to management's failure to design and maintain effective controls over financial reporting, specifically related to the following: (1) general information technology controls related to the areas of program change management, user access, segregations of duties and cyber security for systems supporting substantially all of the Company's internal control processes and (2) financial reporting controls to ensure the accuracy of amounts presented in accordance with accounting principles generally accepted in the United States of America. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated June 1, 2023, on those consolidated financial statements.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

Phoenix, Arizona

June 1, 2023

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required to be disclosed under this Item 10 is incorporated herein by reference to U-Haul Holding Company's definitive proxy statement, in connection with its 2023 annual meeting of stockholders (the "Proxy Statement"), which will be filed with the SEC within 120 days after the close of the Company's 2023 fiscal year.

The Company has a Code of Ethics that applies to all directors, officers and employees of the Company, including the Company's principal executive officer and principal financial officer. A copy of our Code of Ethics is posted on U-Haul Holding Company's website at investors.uhaul.com/governance.aspx. We intend to satisfy the disclosure requirements of Current Report on Form 8-K regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on the Company's website, at the web address and location specified above, unless otherwise required to file a Current Report on Form 8-K by New York Stock Exchange rules and regulations.

Item 11. Executive Compensation

The information required to be disclosed under this Item 11 is incorporated herein by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be disclosed under this Item 12 is incorporated herein by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be disclosed under this Item 13 is incorporated herein by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required to be disclosed under this Item 14 is incorporated herein by reference to the Proxy Statement.

PART IV

Item 15. Exhibits; Financial Statement Schedules

The following documents are filed as part of this Annual Report:

<table>
<tr><td></td><td></td><td style="text-align:right"><u>**Page**</u></td></tr>
<tr><td>**1**</td><td>**Financial Statements:**</td><td></td></tr>
<tr><td></td><td>Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Phoenix, Arizona; PCAOB ID#243)</td><td style="text-align:right">F-1</td></tr>
<tr><td></td><td>Consolidated Balance Sheets - March 31, 2023 and 2022</td><td style="text-align:right">F-4</td></tr>
<tr><td></td><td>Consolidated Statements of Operations - Years Ended March 31, 2023, 2022, and 2021</td><td style="text-align:right">F-5</td></tr>
<tr><td></td><td>Consolidated Statements of Comprehensive Income (Loss) - Years Ended March 31, 2023, 2022, and 2021</td><td style="text-align:right">F-6</td></tr>
<tr><td></td><td>Consolidated Statements of Changes in Stockholders' Equity - Years Ended March 31, 2023, 2022, and 2021</td><td style="text-align:right">F-7</td></tr>
<tr><td></td><td>Consolidated Statements of Cash Flows - Years Ended March 31, 2023, 2022, and 2021</td><td style="text-align:right">F-8</td></tr>
<tr><td></td><td>Notes to Consolidated Financial Statements</td><td style="text-align:right">F-10</td></tr>
<tr><td>**2**</td><td>**Financial Statement Schedules required to be filed by Item 8:**</td><td></td></tr>
<tr><td></td><td>Schedule I - Condensed Financial Information of U-Haul Holding Company</td><td style="text-align:right">F-66</td></tr>
<tr><td></td><td>Schedule II - U-Haul Holding Company and Consolidated Subsidiaries Valuation and Qualifying Accounts</td><td style="text-align:right">F-70</td></tr>
</table>

Schedule V - U-Haul Holding Company and Consolidated Subsidiaries Supplemental Information (For Property-Casualty Insurance Operations)	F-71

All other schedules are omitted because they are not required, inapplicable, or the information is otherwise shown in the financial statements or notes thereto.

Exhibits:

Exhibit Number	Description	Page or Method of Filing
3.1	Amended and Restated Articles of Incorporation of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on June 9, 2016, file no. 1-11255
3.2	U-Haul Holding Company Certificate of Designation of Series N Non-Voting Common Stock	Incorporated by reference to the Company's Registration Statement on Form 8-A filed on October 24, 2022, file no. 1-11255
3.3	Restated Bylaws of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K filed on September 5, 2013, file no. 1-11255
3.4	Articles of Conversion/Exchange/Merger	Incorporated by reference to the Company's Current Report on Form 8-K filed on December 19, 2022, file no. 1-11255
4.1	U-Haul Investors Club Base Indenture, dated February 14, 2011 by and between U-Haul Holding Company and U. S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 22, 2011, file no. 1-11255
4.2	Fourth Supplemental Indenture, dated March 15, 2011, by and among U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on March 22, 2011, file no. 1-11255
4.3	Tenth Supplemental Indenture, dated June 7, 2011 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 23, 2011, file no. 1-11255
4.4	Twelfth Supplemental Indenture dated June 14, 2011 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 23, 2011, file no. 1-11255
4.5	Eighteenth Supplemental Indenture dated January 7, 2012 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on March 26, 2012, file no. 1-11255
4.6	Eighth Supplemental Indenture, dated April 12, 2011, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year end March 31, 2012, file no. 1-11255
4.7	Twentieth Supplemental Indenture dated September 4, 2012 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 4, 2012, file no. 1-11255

4.8	Twenty-first Supplemental Indenture dated January 15, 2013 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on January 15, 2013, file no. 1-11255
4.9	Twenty-second Supplemental Indenture, dated May 28, 2013 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 30, 2013, file no. 1-11255
4.10	Twenty-third Supplemental Indenture, dated November 26, 2013 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on November 26, 2013, file no. 1-11255
4.11	Twenty-fourth Supplemental Indenture, dated April 22, 2014 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on April 22, 2014, file no. 1-11255
4.12	Twenty-sixth Supplemental Indenture, dated September 29, 2015 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 29, 2015, file no. 1-11255
4.13	Twenty-seventh Supplemental Indenture, dated December 15, 2015 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 15, 2015, file no. 1-11255
4.14	Twenty-eighth Supplemental Indenture, dated September 13, 2016 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 13, 2016, file no. 1-11255
4.15	Thirty-first Supplemental Indenture, dated October 24, 2017 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 25, 2017, file no. 1-11255
4.16	Amended and Restated Twenty-fifth Supplemental Indenture, dated August 28, 2018 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on August 28, 2018, file no. 1-11255
4.17	Thirty-fifth Supplemental Indenture, dated March 7, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on March 7, 2019, file no. 1-11255
4.18	Amended and Restated Thirty-third Supplemental Indenture, dated May 3, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 3, 2019, file no. 1-11255
4.19	Amended and Restated Thirty-fourth Supplemental Indenture, dated May 3, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 3, 2019, file no. 1-11255
4.20	Thirty-sixth Supplemental Indenture, dated May 3, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 3, 2019, file no. 1-11255
4.21	Thirty-seventh Supplemental Indenture, dated December 10, 2019 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 10, 2019, file no. 1-11255

4.22	Thirty-eighth Supplemental Indenture, dated February 18, 2020 by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 18, 2020, file no. 1-11255
4.23	Thirty-ninth, Supplemental Indenture, dated October 20, 2020 by and between U-Haul Holding Company and U.S Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 20, 2020, file no. 1-11255
4.24	Forty-first Supplemental Indenture, dated April 13, 2021 by and between U-Haul Holding Company and U.S Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on April 13, 2021, file no. 1-11255
4.25	Forty-second Supplemental Indenture, dated October 12, 2021, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 12, 2021, file no. 1-11255
4.26	Forty-fourth Supplemental Indenture, dated May 10, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on May 10, 2022 file no. 1-11255
4.27	Forty-fifth Supplemental Indenture, dated July 19, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on July 19, 2022, file no. 1-11255
4.28	Forty-sixth Supplemental Indenture, dated September 27, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 27, 2022, file no. 1-11255
4.29	Series UIC-9K, 10K, 11K, 12K, 13K, 14K and 15K Amendment to the Amendment to the Amended and Restated Forty-second Supplement Indenture and Pledge and Security Agreement dated September 27, 2022 by and between U-Haul Holding Company and U.S. Bank Trust Company, National Association as successor in interest to U. S Bank National Association, as trustee	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 27, 2022 file no. 1-11255.
4.30	Forty-seventh Supplemental Indenture, dated December 20, 2022, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 20, 2022, file no. 1-11255
4.31	Forty-eighth Supplemental Indenture, dated February 21, 2023, by and between U-Haul Holding Company and U.S. Bank National Association	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on February 21, 2023, file no. 1-11255
4.32	Description of Registered Securities	Filed herewith
10.1	Management Agreement between Four SAC Self-Storage Corporation and subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 1997, file no. 1-11255
10.2	Management Agreement between Five SAC Self-Storage Corporation and subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 1999, file no. 1-11255

10.3	Property Management Agreement	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2004, file no. 1-11255
10.4	U-Haul Dealership Contract between U-Haul Leasing & Sales Co., and U-Haul Moving Partners, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, file no. 1-11255
10.5	Property Management Agreement between Mercury Partners, LP, Mercury 99, LLC and U-Haul Self-Storage Management (WPC), Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, file no. 1-11255
10.6	Amended and Restated Property Management Agreement among Eight SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.7	Amended and Restated Property Management Agreement among Nine SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.8	Amended and Restated Property Management Agreement among Ten SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.9	Amended and Restated Property Management Agreement among Eleven SAC Self-Storage Corporation and Eleven SAC Self-Storage Odenton, Inc. and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.10	Amended and Restated Property Management Agreement among Twelve SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.11	Amended and Restated Property Management Agreement among Thirteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.12	Amended and Restated Property Management Agreement among Fourteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.13	Amended and Restated Property Management Agreement among Fifteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255

10.14	Amended and Restated Property Management Agreement among Sixteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.15	Amended and Restated Property Management Agreement among Seventeen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, file no. 1-11255
10.16	Amended and Restated Property Management Agreement among Eighteen SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.17	Amended and Restated Property Management Agreement among Twenty SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.18	Amended and Restated Property Management Agreement among Twenty-One SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.19	Amended and Restated Property Management Agreement among Twenty-Two SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.20	Amended and Restated Property Management Agreement among Twenty-Three SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.21	Amended and Restated Property Management Agreement among Twenty-Four SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.22	Amended and Restated Property Management Agreement among Twenty-Five SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.23	Amended and Restated Property Management Agreement among Twenty-Six SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.24	Amended and Restated Property Management Agreement among Twenty-Seven SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.25	Amended and Restated Property Management Agreement among Three-A SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.26	Amended and Restated Property Management Agreement among Three-B SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255

10.27	Amended and Restated Property Management Agreement among Three-C SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.28	Amended and Restated Property Management Agreement among Three-D SAC Self-Storage Corporation and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.29	Amended and Restated Property Management Agreement among Galaxy Storage One, LP and subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2013, file no. 1-11255
10.30	U-Haul Dealership Contract Addendum	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2012, file no. 1-11255
10.31	Loan Agreement, dated as of August 12, 2015 among U-Haul Co of Florida 8, LLC, U-Haul Co. of Florida 9, LLC, U-Haul Co. of Florida 10, UHIL 8, LLC, UHIL 9, LLC, UHIL 10, LLC, UHIL 13, LLC, AREC 8, LLC, AREC 9, LLC, AREC 10, LLC and AREC 13, LLC, each a Delaware limited liability company, collectively as Borrower, and Morgan Stanley Bank, N.A. and JP Morgan Chase Bank, National Association, collectively as Lender	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on August 14, 2015, file no. 1-11255
10.32	Property Management Agreement dated December 11, 2014 between Three SAC Self-Storage Corporation and U-Haul Co. (Canada), Ltd	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.33	Property Management Agreement dated December 16, 2014 among Galaxy Storage Two, L.P. and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.34	Property Management Agreement dated June 25, 2015 among 2015 SAC Self-Storage, LLC and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.35	Property Management Agreement dated March 21, 2016 among Five SAC RW, LLC and certain subsidiaries of U-Haul Holding Company	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2016, file no. 1-11255
10.36	Property Management Agreement among Six-SAC Self-Storage Corporation and certain subsidiaries of U-Haul International, Inc.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on June 27, 2016, file no. 1-11255
10.37	Stockholder Agreement dated September 12, 2016, between Edward J. Shoen, Mark V. Shoen, Foster Road LLC, Willow Grove Holdings LP, Blackwater Investments, Inc. and SAC Holdings Corporation	Incorporated by reference to Exhibit 99.1, filed with the Schedule 13-D/A, filed on September 12, 2016, file number 5-39669
10.38	2016 Stock Option Plan (Shelf Stock Option Plan)*	Incorporated by reference to Exhibit C to Definitive Proxy for the Special Meeting of Stockholders filed on April 20, 2016

10.39	Credit Agreement, dated as of September 1, 2017 by and among U-Haul Holding Company, as the Borrower, Bank of America, N.A., as Agent for all Lenders, and the financial institutions party thereto from to time as, Lenders.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on September 7, 2017, file no. 1-11255
10.40	Template Dealership Contract	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.41	Amended and Restated U-Haul Holding Company Employee Savings and Profit and Sharing Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.42	Amendment to the Amended and Restated U-Haul Holding Company Employee Savings and Profit and Sharing Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.43	Amended and Restated U-Haul Holding Company Employee Stock Ownership Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.44	Amendment to the Amended and Restated U-Haul Holding Company Employee Stock Ownership Plan*	Incorporated by reference to U-Haul Holding Company's Annual Report on Form 10-K for the year ended March 31, 2018, file no. 1-11255
10.45	Note Purchase Agreement, dated September 29, 2021, among U-Haul Holding Company and the purchasers named therein.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.46	Form of U-Haul Holding Company 2.43% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.47	Form of U-Haul Holding Company 2.51% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.48	Form of U-Haul Holding Company 2.63% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no.
10.49	Form of U-Haul Holding Company 2.78% Senior Note, Series A due September 30, 2029	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on October 4, 2021, file no. 1-11255
10.50	Note Purchase Agreement, dated December 2, 2021, among U-Haul Holding Company and the purchasers named therein.	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.51	Form of U-Haul Holding Company 2.55% Senior Note, Series A due January 27, 2030	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255

10.52	Form of U-Haul Holding Company 2.60% Senior Note, Series B due January 27, 2031	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.53	Form of U-Haul Holding Company 2.68% Senior Note, Series C due January 27, 2032	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.54	Form of U-Haul Holding Company 2.73% Senior Note, Series D due January 27, 2033	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
10.55	Form of U-Haul Holding Company 2.88% Senior Note, Series E due January 27, 2035	Incorporated by reference to U-Haul Holding Company's Current Report on Form 8-K, filed on December 7, 2021, file no. 1-11255
14	Code of Ethics	Filed herewith
21	Subsidiaries of U-Haul Holding Company	Filed herewith
23.1	Consent of BDO USA, LLP	Filed herewith
24	Power of Attorney	Refer to signature page
31.1	Rule 13a-14(a)/15d-14(a) Certificate of Edward J. Shoen, President and Chairman of the Board of U-Haul Holding Company	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certificate of Jason A. Berg, Chief Financial Officer of U-Haul Holding Company	Filed herewith
32.1	Certificate of Edward J. Shoen, President and Chairman of the Board of U-Haul Holding Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certificate of Jason A. Berg, Chief Financial Officer of U-Haul Holding Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
101.INS	XBRL Instance Document	Furnished herewith
101.SCH	XBRL Taxonomy Extension Schema	Furnished herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Furnished herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase	Furnished herewith

101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Furnished herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Furnished herewith
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)	

* Indicates management plan or compensatory arrangement.

Item 16.   Form 10-K Summary

None.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
U-Haul Holding Company
Reno, Nevada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of U-Haul Holding Company (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated June 1, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Future Policy Benefits (Oxford)

As discussed in Notes 3 and 17 to the consolidated financial statements, the Company's life insurance subsidiary ("Oxford")'s insurance reserves for liabilities for future policy benefits ("policy reserves") were $386.8 million as of December 31, 2022. Policy reserves are related to life and health insurance policies and are determined by management utilizing the net premium valuation methodology and are accrued when premium revenue is recognized. The liability, which represents the present value of future benefits to be paid to policyholders and related expenses less the present value of future net premiums, is estimated using assumptions applicable at the time the insurance contracts are written, with provisions for the risk of adverse deviation, as appropriate. The Company periodically performs a gross premium valuation and reviews original assumptions, including capitalized expenses which reduce the gross premium valuation, to evaluate whether assets and the liabilities are adequate and whether a loss should be recognized.

We identified the valuation of policy reserves as a critical audit matter. Specifically, the evaluation includes the significant and complex management judgments and assumptions related to mortality experience, policy lapses and surrenders, assets yields and expenses, and interest rate yields. Management specialists in actuarial methods are utilized to evaluate the valuation of policy reserves to determine whether loss recognition is required. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:
- Testing the completeness and accuracy of a selection of policy and claims data used by the Company's actuary and agreeing it to relevant supporting documentation.

- Utilizing a specialist with knowledge and skill in actuarial methods to assist in (i) assessing the appropriateness of the methodology and assumptions used by management in the gross premium valuation methodologies and (ii) evaluating the applicability of the assumptions and sources of management's calculation at the time the insurance contracts were written and evaluating whether loss recognition is warranted; and (iii) developing an independent estimate of the liabilities for future benefits using Company policy data and comparing this independent estimate to management's recorded estimate for reasonableness.

Reserve for Property & Casualty Losses and Loss Adjustment Expenses (Repwest)

As described in Notes 3 and 17 to the consolidated financial statements, the Company's property and casualty insurance subsidiaries recorded $151.9 million at December 31, 2022 of reserves for unpaid property and casualty ("P&C") losses and loss adjustment expenses to provide for the estimated costs of paying claims under insurance policies written by the Company. These reserves for P&C losses and loss adjustment expenses are recorded in the consolidated balance sheets within policy benefits and losses, claims and loss expenses payable. These reserves include estimates for both claims that have been reported and claims that have been incurred but not reported and include estimates of all losses and loss adjustment expenses associated with processing and settling these claims. The estimation process is based on past claims experience and current claim trends and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The subjectivity and uncertainty of estimating the ultimate cost to settle the liabilities for reported and unreported claims is caused by various factors including, frequency and severity of claims, economic conditions such as the legal, regulatory, judicial, inflation and social environment, policy pricing including terms and conditions, as well as changes in the claims handling process.

We identified the valuation of the P&C losses and loss adjustment expense as a critical audit matter. Significant and complex management judgments and assumptions, including the use of management specialists in actuarial methods, is required to evaluate past claims experience and current claim trends, including expected length of claims and cost trends associated with claimant treatments. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Testing the completeness and accuracy of a selection of claims data used by the Company's actuary and agreeing it to relevant supporting documentation.

- Utilizing personnel with specialized knowledge and skill in actuarial methods to assist in assessing the appropriateness of the methodology and the assumptions used by management's actuary including (i) performing a retrospective review of the prior year reserve estimate against actual performance, and (ii) evaluating the reasonableness of actuarial methods and key underlying assumptions through testing of the actuarial models used to develop the estimate recorded by management.

Self-Insurance Reserves (U-Haul)

As described in Note 3 to the consolidated financial statements, U-Haul retains the insurance risk for certain general liability programs related to its moving operations, which is referred to as self-insurance. The estimated liabilitiy as of March 31, 2023 was $334.3 million and was recorded in the consolidated balance sheets within policy benefits and losses, claims and loss expenses payable.

We identified the valuation of self-insurance liability as a critical audit matter. The estimation process involves actuarial expertise to evaluate the actuarial methods and assumptions that are used to estimate future claim payments. Specifically, the evaluation includes the significant and complex judgments and assumptions related to loss development factors and expected loss ratios which are primarily driven by historical claims paid and incurred data. Management specialists in actuarial methods are utilized to evaluate the valuation of self-insurance liability. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- Testing the completeness and accuracy of a selection of policy and claims data used by the Company's actuary and agreeing it to relevant supporting documentation.

- Utilizing personnel with specialized knowledge and skill in actuarial methods to (i) assist in assessing the appropriateness of the actuarial methods, (ii) evaluating the Company's actuarial estimates and assumptions related to the loss development factors and expected loss rates by comparing them to the Company's historical data and trends and (iii) developing an independent estimate of the self-insurance reserve using Company policy data and comparing this independent estimate to management's recorded estimate for reasonableness.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2003.

Phoenix, Arizona

June 1, 2023

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	
	2023	**2022**
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 2,060,524	$ 2,704,137
Reinsurance recoverables and trade receivables, net	189,498	229,343
Inventories and parts, net	151,474	158,888
Prepaid expenses	241,711	236,915
Investments, fixed maturities and marketable equities	2,770,394	2,893,399
Investments, other	575,540	543,755
Deferred policy acquisition costs, net	152,377	103,828
Other assets	51,052	60,409
Right of use assets - financing, net	474,765	620,824
Right of use assets - operating, net	58,917	74,382
Related party assets	48,308	47,851
	6,774,560	7,673,731
Property, plant and equipment, at cost:		
Land	1,537,206	1,283,142
Buildings and improvements	7,088,810	5,974,639
Furniture and equipment	928,241	846,132
Rental trailers and other rental equipment	827,696	615,679
Rental trucks	5,278,340	4,638,814
	15,660,293	13,358,406
Less: Accumulated depreciation	(4,310,205)	(3,732,556)
Total property, plant and equipment, net	11,350,088	9,625,850
Total assets	$ 18,124,648	$ 17,299,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 761,039	$ 677,785
Notes, loans and finance leases payable, net	6,108,042	6,022,497
Operating lease liabilities	58,373	74,197
Policy benefits and losses, claims and loss expenses payable	875,034	890,254
Liabilities from investment contracts	2,398,884	2,336,238
Other policyholders' funds and liabilities	8,232	10,812
Deferred income	52,282	49,157
Deferred income taxes, net	1,334,427	1,286,149
Total liabilities	11,596,313	11,347,089
Commitments and contingencies (Notes 9 and 19)		
Stockholders' equity:		
Series preferred stock, with or without par value, 50,000,000 shares authorized:		
Series A preferred stock, with no par value, 6,100,000 shares authorized;		
6,100,000 shares issued and none outstanding as of March 31, 2023 and 2022	–	–
Series B preferred stock, with no par value, 100,000 shares authorized; none		
issued and outstanding as of March 31, 2023 and 2022	–	–
Serial common stock, with or without par value, 250,000,000 shares authorized:		
Serial common stock of $0.25 par value, 10,000,000 shares authorized;		
none issued and outstanding as of March 31, 2023 and 2022	–	–
Common stock, with $0.25 par value, 250,000,000 shares authorized:		
Common stock of $0.25 par value, 250,000,000 shares authorized; 41,985,700		
issued and 19,607,788 outstanding as of March 31, 2023 and 2022	10,497	10,497
Series N Non-Voting Common Stock, with $0.001 par value, 250,000,000 shares authorized		
Series N Non-Voting Common Stock, with $0.001 par value, 250,000,000 shares authorized;		
176,470,092 and zero shares issued and outstanding, respectively	176	–
Additional paid-in capital	453,643	453,819
Accumulated other comprehensive income (loss)	(267,046)	46,384
Retained earnings	7,008,715	6,119,442
Cost of common shares in treasury, net (22,377,912 shares as of March 31, 2023 and 2022)	(525,653)	(525,653)
Cost of preferred shares in treasury, net (6,100,000 shares as of March 31, 2023 and 2022)	(151,997)	(151,997)
Total stockholders' equity	6,528,335	5,952,492
Total liabilities and stockholders' equity	$ 18,124,648	$ 17,299,581

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended March 31,	
	2023	2022	2021
	(In thousands, except share and per share data)		
Revenues:			
Self-moving equipment rentals	$ 3,877,917	$ 3,958,807	$ 3,083,317
Self-storage revenues	744,492	617,120	477,262
Self-moving and self-storage products and service sales	357,286	351,447	344,929
Property management fees	37,073	35,194	31,603
Life insurance premiums	99,149	111,027	121,609
Property and casualty insurance premiums	93,209	86,518	68,779
Net investment and interest income	176,679	148,261	122,938
Other revenue	478,886	431,373	291,548
Total revenues	5,864,691	5,739,747	4,541,985
Costs and expenses:			
Operating expenses	3,024,547	2,676,541	2,187,684
Commission expenses	416,315	429,581	329,609
Cost of sales	263,026	259,585	214,059
Benefits and losses	165,553	186,647	179,512
Amortization of deferred policy acquisition costs	27,924	33,854	28,293
Lease expense	30,829	29,910	28,470
Depreciation, net of gains on disposals of ($247,084, $214,203 and $54,071 respectively)	486,795	482,752	609,930
Net (gains) losses on disposal of real estate	5,596	(4,120)	3,281
Total costs and expenses	4,420,585	4,094,750	3,580,838
Earnings from operations	1,444,106	1,644,997	961,147
Other components of net periodic benefit costs	(1,216)	(1,120)	(987)
Interest expense	(223,958)	(167,424)	(163,502)
Fees on early extinguishment of debt	(1,009)	(956)	–
Pretax earnings	1,217,923	1,475,497	796,658
Income tax expense	(294,925)	(352,211)	(185,802)
Net earnings available to common stockholders	$ 922,998	$ 1,123,286	$ 610,856
Basic and diluted earnings per share of Common Stock	$ 5.54	$ 7.08	$ 5.37
Weighted average shares outstanding of Common Stock: Basic and diluted	19,607,788	19,607,788	19,607,788
Basic and diluted earnings per share of Series N Non-Voting Common Stock	$ 4.62	$ 5.58	$ 2.87
Weighted average shares outstanding of Series N Non-Voting Common Stock: Basic and diluted	176,470,092	176,470,092	176,470,092

Related party revenues for fiscal 2023, 2022 and 2021, net of eliminations, were $37.1 million, $35.2 million and $31.6 million, respectively.

Related party costs and expenses for fiscal 2023, 2022, and 2021, net of eliminations, were $90.5 million, $90.7 million and $71.8 million, respectively.

Please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements for more information on the related party revenues and costs and expenses.

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Fiscal Year Ended March 31, 2023		Pre-tax	Tax	Net
		(In thousands)		
Comprehensive income:				
Net earnings	$	1,217,923 $	(294,925) $	922,998
Other comprehensive income:				
Foreign currency translation		(782)	–	(782)
Unrealized net loss on investments		(405,144)	85,954	(319,190)
Change in fair value of cash flow hedges		6,672	(1,639)	5,033
Amounts reclassified into earnings on hedging activities		(772)	190	(582)
Change in postretirement benefit obligations		2,772	(681)	2,091
Total other comprehensive (loss) income		(397,254)	83,824	(313,430)
Total comprehensive income (loss)	$	820,669 $	(211,101) $	609,568

Fiscal Year Ended March 31, 2022		Pre-tax	Tax	Net
		(In thousands)		
Comprehensive income:				
Net earnings	$	1,475,497 $	(352,211) $	1,123,286
Other comprehensive income:				
Foreign currency translation		(2,828)	–	(2,828)
Unrealized net loss on investments		(78,452)	15,826	(62,626)
Change in fair value of cash flow hedges		605	(148)	457
Amounts reclassified into earnings on hedging activities		3,948	(970)	2,978
Change in postretirement benefit obligations		2,049	(503)	1,546
Total other comprehensive income (loss)		(74,678)	14,205	(60,473)
Total comprehensive income (loss)	$	1,400,819 $	(338,006) $	1,062,813

Fiscal Year Ended March 31, 2021		Pre-tax	Tax	Net
		(In thousands)		
Comprehensive income:				
Net earnings	$	796,658 $	(185,802) $	610,856
Other comprehensive income:				
Foreign currency translation		(5,694)	–	(5,694)
Unrealized net gain on investments		96,170	(19,201)	76,969
Change in fair value of cash flow hedges		(569)	140	(429)
Amounts reclassified into earnings on hedging activities		3,640	(894)	2,746
Change in postretirement benefit obligations		(1,838)	451	(1,387)
Total other comprehensive income (loss)		91,709	(19,504)	72,205
Total comprehensive income (loss)	$	888,367 $	(205,306) $	683,061

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Description	Common Stock	Series N Non-Voting Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Less: Treasury Common Stock	Less: Treasury Preferred Stock	Total Stockholders' Equity
				(In thousands)				
Balance as of March 31, 2020	$ 10,497	$ —	$ 453,819	$ 34,652	$ 4,466,611	$ (525,653)	$ (151,997)	$ 4,287,929
Adjustment for adoption of Topic 326	—	—	—	—	(2,880)	—	—	(2,880)
Foreign currency translation	—	—	—	(5,694)	—	—	—	(5,694)
Unrealized net gain on investments, net of tax	—	—	—	76,969	—	—	—	76,969
Change in fair value of cash flow hedges, net of tax	—	—	—	(429)	—	—	—	(429)
Amounts reclassified into earnings on hedging activities	—	—	—	2,746	—	—	—	2,746
Change in postretirement benefit obligations, net of taxes	—	—	—	(1,387)	—	—	—	(1,387)
Net earnings	—	—	—	—	610,856	—	—	610,856
Common stock dividends: ($2.50 per share for fiscal 2021)	—	—	—	—	(49,019)	—	—	(49,019)
Net activity	—	—	—	72,205	558,957	—	—	631,162
Balance as of March 31, 2021	$ 10,497	$ —	$ 453,819	$ 106,857	$ 5,025,568	$ (525,653)	$ (151,997)	$ 4,919,091
Foreign currency translation	—	—	—	(2,828)	—	—	—	(2,828)
Unrealized net loss on investments, net of tax	—	—	—	(62,626)	—	—	—	(62,626)
Change in fair value of cash flow hedges, net of tax	—	—	—	457	—	—	—	457
Amounts reclassified into earnings on hedging activities	—	—	—	2,978	—	—	—	2,978
Change in postretirement benefit obligations, net of taxes	—	—	—	1,546	—	—	—	1,546
Net earnings	—	—	—	—	1,123,286	—	—	1,123,286
Common stock dividends: ($1.50 per share for fiscal 2022)	—	—	—	—	(29,412)	—	—	(29,412)
Net activity	—	—	—	(60,473)	1,093,874	—	—	1,033,401
Balance as of March 31, 2022	$ 10,497	$ —	$ 453,819	$ 46,384	$ 6,119,442	$ (525,653)	$ (151,997)	$ 5,952,492
Common stock dividend	—	176	(176)	—	—	—	—	—
Foreign currency translation	—	—	—	(782)	—	—	—	(782)
Unrealized net loss on investments, net of tax	—	—	—	(319,190)	—	—	—	(319,190)
Change in fair value of cash flow hedges, net of tax	—	—	—	5,033	—	—	—	5,033
Amounts reclassified into earnings on hedging activities	—	—	—	(582)	—	—	—	(582)
Change in postretirement benefit obligations, net of taxes	—	—	—	2,091	—	—	—	2,091
Net earnings	—	—	—	—	922,998	—	—	922,998
Common stock dividends: ($1.00 per share for fiscal 2023)	—	—	—	—	(19,608)	—	—	(19,608)
Series N Non-Voting Common Stock dividends: ($0.08 per share for fiscal	—	—	—	—	(14,117)	—	—	(14,117)
Net activity	—	176	(176)	(313,430)	889,273	—	—	575,843
Balance as of March 31, 2023	$ 10,497	$ 176	$ 453,643	$ (267,046)	$ 7,008,715	$ (525,653)	$ (151,997)	$ 6,528,335

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended March 31,	
	2023	**2022**	**2021**
	(In thousands)		
Cash flows from operating activities:			
Net earnings	$ 922,998	$ 1,123,286	$ 610,856
Adjustments to reconcile net earnings to cash provided by operations:			
Depreciation	733,879	696,955	664,001
Amortization of deferred policy acquisition costs	27,924	33,854	28,293
Amortization of premiums and accretion of discounts related to investments, net	20,066	19,749	14,229
Amortization of debt issuance costs	7,087	5,659	5,948
Interest credited to policyholders	55,822	64,692	55,321
Provision for allowance (recoveries) for losses on trade receivables, net	(4,860)	4,227	1,206
Provision for allowance for inventories and parts reserves	9,490	15,235	1,298
Net gains on disposal of personal property	(247,084)	(214,203)	(54,071)
Net (gains) losses on disposal of real estate	5,596	(4,120)	3,281
Net (gains) losses on sales of investments	8,300	(11,872)	(10,058)
Net (gains) losses on equity investments	9,091	(7,837)	(394)
Deferred income taxes, net	131,754	101,091	68,411
Net change in other operating assets and liabilities:			
Reinsurance recoverables and trade receivables	44,714	(9,187)	(39,516)
Inventories and parts	(2,225)	(68,536)	(5,775)
Prepaid expenses	(5,575)	232,342	94,359
Capitalization of deferred policy acquisition costs	(25,202)	(32,626)	(36,162)
Other assets and Right of use assets - operating, net	16,027	15,349	44,251
Related party assets	(544)	(10,357)	(487)
Accounts payable and accrued expenses and operating lease liabilities	34,263	10,514	78,718
Policy benefits and losses, claims and loss expenses payable	(13,708)	(19,692)	(1,992)
Other policyholders' funds and liabilities	(2,580)	(1,608)	2,230
Deferred income	5,137	5,399	11,388
Related party liabilities	(760)	(2,079)	60
Net cash provided by operating activities	1,729,610	1,946,235	1,535,395
Cash flows from investing activities:			
Escrow deposits	9,298	(9,328)	(5,221)
Purchase of:			
Property, plant and equipment	(2,723,901)	(2,136,537)	(1,441,475)
Short term investments	(60,037)	(74,418)	(69,929)
Fixed maturity investments	(563,452)	(627,326)	(606,233)
Equity securities	(4,932)	(19,299)	(962)
Preferred stock	–	(8,000)	(16,144)
Real estate	(8,685)	(261)	(622)
Mortgage loans	(204,579)	(158,147)	(158,071)
Proceeds from sales and paydowns of:			
Property, plant and equipment	701,331	623,235	537,484
Short term investments	74,457	51,591	69,718
Fixed maturity investments	196,635	360,937	529,239
Equity securities	1,286	2,046	207
Preferred stock	–	2,000	2,700
Real estate	–	113	255
Mortgage loans	161,194	126,218	29,525
Net cash used by investing activities	(2,421,385)	(1,867,176)	(1,129,529)

Page 1 of 2

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Years Ended March 31,		
		2023	**2022**	**2021**
		(In thousands)		
Cash flows from financing activities:				
Borrowings from credit facilities	$	1,017,898 $	1,969,474 $	922,008
Principal repayments on credit facilities		(801,994)	(437,506)	(662,588)
Payment of debt issuance costs		(5,237)	(13,156)	(5,793)
Finance lease payments		(124,188)	(166,262)	(221,247)
Securitization deposits		217	–	–
Common stock dividends paid		(19,608)	(29,412)	(49,019)
Series N Non-Voting Common Stock dividends paid		(14,117)	–	–
Investment contract deposits		341,483	347,520	517,856
Investment contract withdrawals		(334,659)	(237,503)	(213,864)
Net cash provided by financing activities		59,795	1,433,155	287,353
Effects of exchange rate on cash		(11,633)	(2,089)	6,441
Increase (decrease) in cash and cash equivalents		(643,613)	1,510,125	699,660
Cash and cash equivalents at the beginning of year		2,704,137	1,194,012	494,352
Cash and cash equivalents at the end of year	$	2,060,524 $	2,704,137 $	1,194,012

Page 2 of 2

The accompanying notes are an integral part of these consolidated financial statements.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

U-Haul Holding Company, a Nevada Corporation, formerly known as AMERCO ("U-Haul Holding Company"), has a fiscal year that ends on the 31st of March for each year that is referenced. Our insurance company subsidiaries have fiscal years that end on the 31st of December for each year that is referenced. They have been consolidated on that basis. Our insurance companies' financial reporting processes conform to calendar year reporting as required by state insurance departments. Management believes that consolidating their calendar year into our fiscal year financial statements does not materially affect the financial position or results of operations. We disclose material events, if any, occurring during the intervening period. Consequently, all references to our insurance subsidiaries' years 2022, 2021 and 2020 correspond to fiscal 2023, 2022 and 2021 for U-Haul Holding Company.

Accounts denominated in non-U.S. currencies have been translated into U.S. dollars. Please see Note 3, Accounting Policies – Adoption of New Accounting Pronouncements, of the Notes to Consolidated Financial Statements.

Note 2. Principles of Consolidation

We apply Accounting Standards Codification ("ASC") 810 - *Consolidation* ("ASC 810") in our principles of consolidation. ASC 810 addresses arrangements where a company does not hold a majority of the voting or similar interests of a variable interest entity ("VIE"). A company is required to consolidate a VIE if it has determined it is the primary beneficiary, which is the entity with the power to direct activities that most significantly affect the economic performance of the VIE and has the obligation to absorb the majority of the losses or benefits. ASC 810 also addresses the policy when a company owns a majority of the voting or similar rights and exercises effective control.

A VIE is not self-supportive due to having one or both of the following conditions: (i) it has an insufficient amount of equity for it to finance its activities without receiving additional subordinated financial support or (ii) its owners do not hold the typical risks and rights of equity owners. This determination is made upon the creation of a variable interest and is re-assessed on an on-going basis should certain changes in the operations of a VIE, or its relationship with the primary beneficiary trigger a reconsideration. After a reconsideration event occurs the most recent facts and circumstances are utilized in determining whether or not a company is a VIE, which other company(ies) have a variable interest in the entity, and whether or not the company's interest is such that it is the primary beneficiary.

We will continue to monitor our relationships with the other entities regarding who is the primary beneficiary, which could change based on facts and circumstances of any reconsideration events. Please see Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, which are consolidated under the voting interest model. Intercompany accounts and transactions have been eliminated.

Description of Legal Entities

U-Haul Holding Company is the holding company for:

U-Haul International, Inc. ("U-Haul");

Amerco Real Estate Company ("Real Estate");

Repwest Insurance Company ("Repwest"); and

Oxford Life Insurance Company ("Oxford").

Unless the context otherwise requires, the terms "Company," "we," "us" or "our" refer to U-Haul Holding Company and all of its legal subsidiaries.

Description of Operating Segments

U-Haul Holding Company has three (3) reportable segments. They are Moving and Storage, Property and Casualty Insurance and Life Insurance.

Moving and Storage includes U-Haul Holding Company, U-Haul, and Real Estate and the wholly-owned subsidiaries of U-Haul and Real Estate. Operations consist of the rental of trucks and trailers, sales of moving supplies, sales of towing accessories, sales of propane, and the rental of fixed and portable moving and storage units to the "do-it-yourself" mover and management of self-storage properties owned by others. Operations are conducted under the registered trade name U-Haul® throughout the United States and Canada.

Property and Casualty Insurance includes Repwest and its wholly-owned subsidiaries and ARCOA Risk Retention Group ("ARCOA"). Property and Casualty Insurance provides loss adjusting and claims handling for U-Haul through regional offices in the United States and Canada. Property and Casualty Insurance also underwrites components of the Safemove®, Safetow®, Safemove Plus®, Safestor® and Safestor Mobile® protection packages to U-Haul customers. The business plan for Property and Casualty Insurance includes offering property and casualty products in other U-Haul related programs. ARCOA is a group captive insurer owned by us and our wholly owned subsidiaries whose purpose is to provide insurance products related to our moving and storage business.

Life Insurance includes Oxford and its wholly owned subsidiaries. Life Insurance provides life and health insurance products primarily to the senior market through the direct writing and reinsuring of life insurance, Medicare supplement and annuity policies.

Note 3. Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting policies that we deem most critical to us and that require management's most difficult and subjective judgments include the principles of consolidation, the recoverability of property, plant and equipment, the adequacy of insurance reserves, the recognition and measurement of impairments for investments accounted for under ASC 320 - *Investments - Debt and Equity Securities* and the recognition and measurement of income tax assets and liabilities. The actual results experienced by us may materially differ from management's estimates.

Cash and Cash Equivalents

We consider cash equivalents to be highly liquid debt securities with insignificant interest rate risk with original maturities from the date of purchase of three months or less.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits. Accounts at each United States financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at each Canadian financial institution are insured by the Canada Deposit Insurance Corporation up to $100,000 CAD per account. As of March 31, 2023 and March 31, 2022, we held cash equivalents in excess of these insured limits. To mitigate this risk, we select financial institutions based on their credit ratings and financial strength.

Investments

Fixed Maturities and Marketable Equities. Fixed maturity investments consist of either marketable debt, equity or redeemable preferred stocks. As of the balance sheet dates, all of our investments in these securities were classified as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains or losses recorded net of taxes and applicable adjustments to accumulated other comprehensive income (loss) in stockholders' equity. For available-for-sale debt securities in an unrealized loss position, we first assess whether the security is below investment grade. For securities that are below investment grade, we evaluate whether the decline in fair value has resulted from credit losses or other factors such as the interest rate environment. Declines in value due to credit are recognized as an allowance. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse market conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, cumulative default rates based on ratings are used to determine the potential cost of default, by year. The present value of these potential costs is then compared to the amortized cost of the security to determine the credit loss, limited by the amount that the fair value is less than the amortized cost basis.

Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through accumulated other comprehensive income, net of applicable taxes. If we intend to sell a security, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the write down is charged against the allowance for credit losses, with any incremental impairment reported in earnings. Reversals of the allowance for credit losses are permitted and should not exceed the allowance amount initially recognized. Changes in the market value of common stocks are recognized in earnings. Fair value for these investments is based on quoted market prices, dealer quotes or discounted cash flows. The cost of investments sold is based on the specific identification method. See Note 24, Allowance for Credit Losses, of the Notes to Consolidated Financial Statements.

Mortgage Loans and Notes on Real Estate. Mortgage loans and notes on real estate are reported at their unpaid balance, net of any allowance for expected losses and any unamortized premium or discount. See Note 24, Allowance for Credit Losses, of the Notes to Consolidated Financial Statements.

Recognition of Investment Income. Interest income from bonds and mortgage notes is recognized when earned. Dividends on common and preferred stocks are recognized on the ex-dividend dates. Realized gains and losses on the sale or exchange of investments are recognized at the trade date.

Accrued Interest Receivable

Accrued interest receivables on available-for-sale securities totaled $29.6 million and $28.7 million as of December 31, 2022 and 2021, respectively and are excluded from the estimate of credit losses.

We have elected not to measure an allowance on accrued interest receivables as our practice is to write off the uncollectible balance that are 90 days or more past due. Furthermore, we have elected to write off accrued interest receivables by reversing interest income.

Derivative Financial Instruments

Our objective for holding derivative financial instruments is to manage interest rate risk exposure primarily through entering interest rate swap agreements and call options. We do not enter into these instruments for trading purposes. Counterparties to the interest rate swap agreements are major financial institutions. We have elected to apply hedge accounting to our derivatives. Derivatives that are designated in hedging relationships are evaluated for effectiveness using regression analysis at the time they are designated and throughout the hedge period. Derivatives are recognized at fair value on the balance sheet and are classified as prepaid expenses (asset) or accrued expenses (liability). Derivatives that are not designated as cash flow hedges for accounting purposes must be adjusted to fair value through income. If the derivative qualifies and is designated as a cash flow hedge, changes in its fair value will be recorded in accumulated other comprehensive income (loss) ("AOCI"), upon the maturity of the hedge relationship, amounts remaining in AOCI are released to earnings. When the cash flow hedge is de-designated, or when the derivative is terminated before maturity, the fair value adjustment to the hedged debt continues to be reported as part of the carrying value of the debt and is recognized in interest expense over the remaining life. See Note 11, Derivatives, of the Notes to Consolidated Financial Statements.

Inventories and parts, net

Inventories and parts, net were as follows:

		March 31,	
		2023	**2022**
		(In thousands)	
Truck and trailer parts and accessories (a)	$	150,319 $	148,237
Hitches and towing components (b)		30,927	32,508
Moving supplies and propane (b)		18,222	16,623
Subtotal		199,468	197,368
Less: LIFO reserves		(47,065)	(37,400)
Less: excess and obsolete reserves		(929)	(1,080)
Total	$	151,474 $	158,888

(a) Primarily held for internal usage, including equipment manufacturing and repair

(b) Primarily held for retail sales

Inventories consist primarily of truck and trailer parts and accessories used to manufacture and repair rental equipment as well as products and accessories available for retail sale. Inventory is held at our owned locations; our independent dealers do not hold any of our inventory. Inventories are stated at the lower of cost or net realizable value.

Inventory cost is primarily determined using the last-in first-out method ("LIFO"). Inventories valued using LIFO consisted of approximately 94% and 93% of the total inventories for March 31, 2023 and 2022, respectively. Had we utilized the first-in first-out method ("FIFO"), stated inventory balances would have been $47.1 million and $37.4 million higher as of March 31, 2023 and 2022, respectively. In fiscal 2023, 2022 and 2021, the negative effect on income due to liquidation of a portion of the LIFO inventory was $1.6 million, $0.1 million and $0.4 million, respectively.

Property, Plant and Equipment

Our property, plant and equipment is stated at cost. Interest expense, if any, incurred during the initial construction of buildings is considered part of cost. Depreciation is computed for financial reporting purposes using the straight line or an accelerated method based on a declining balance formula over the following estimated useful lives: rental equipment 2-20 years and buildings and non-rental equipment 3-55 years. Routine maintenance costs are charged to operating expense as they are incurred. Gains and losses on dispositions of property, plant and equipment, other than real estate ("personal property"), are netted against depreciation expense when realized. The net amount of gains, netted against depreciation expense, were $247.1 million, $214.2 million and $54.1 million during fiscal 2023, 2022 and 2021, respectively. Equipment depreciation is recognized in amounts expected to result in the recovery of estimated residual values upon disposal, i.e., minimize gains or losses. In determining the depreciation rate, historical disposal experience, holding periods and trends in the market for vehicles are reviewed.

We regularly perform reviews to determine whether facts and circumstances exist which indicate that the carrying amount of assets, including estimates of residual value, may not be recoverable or that the useful life of assets are shorter or longer than originally estimated. Reductions in residual values (i.e., the price at which we ultimately expect to dispose of revenue earning equipment) or useful lives will result in an increase in depreciation expense over the remaining life of the equipment. Reviews are performed based on vehicle class, generally the subcategories of trucks and trailers. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining lives against their respective carrying amounts. We consider factors such as current and expected future market price trends on used vehicles and the expected life of vehicles included in the fleet. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If asset residual values are determined to be recoverable, but the useful lives are shorter or longer than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

For our box truck fleet we utilize an accelerated method of depreciation based upon a declining formula. Under the declining balances method (2.4 times declining balance), the book value of a rental truck is reduced approximately 16%, 13%, 11%, 9%, 8%, 7%, and 6% during years one through seven, respectively and then reduced on a straight line basis to a salvage value of 15% by the end of year fifteen. Comparatively, a standard straight line approach would reduce the book value by approximately 5.7% per year over the life of the truck.

Although we intend to sell our used vehicles for prices approximating book value, the extent to which we realize a gain or loss on the sale of used vehicles is dependent upon various factors including, but not limited to, the general state of the used vehicle market, the age and condition of the vehicle at the time of its disposal and the depreciation rates with respect to the vehicle. We typically sell our used vehicles at our sales centers throughout the United States and Canada, on our website at uhaul.com/trucksales or by phone at 1-866-404-0355. Additionally, we sell a large portion of our pickup and cargo van fleet at automobile dealer auctions.

In addition to our property, plant and equipment, we had real estate held for future development or use of $72.2 million and $67.8 million for fiscal 2023 and 2022, respectively, which is included in Investments, other and are held at cost.

Receivables

Trade receivables include trade accounts from moving and self-storage customers and dealers, insurance premiums and amounts due from re-insurers, less management's estimate of expected losses.

Moving and Storage has two (2) primary components of trade receivables, receivables from corporate customers and credit card receivables from sales and rentals of equipment. For credit card receivables, the Company uses a trailing 13 months average historical chargeback percentage of total credit card receivables. The Company rents equipment to corporate customers in which payment terms are 30 days.

The Company performs ongoing credit evaluations of its customers and assesses each customer's credit worthiness. In addition, the Company monitors collections and payments from its customers and maintains an allowance based upon applying an expected credit loss rate to receivables based on the historical loss rate from similar high risk customers adjusted for current conditions, including any specific customer collection issues identified, and forecasts of economic conditions. Delinquent account balances are written off after management has determined that the likelihood of collection is remote.

Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables because the composition of trade receivables as of that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). To adjust the historical loss rates to reflect the effects of these differences in current conditions and forecasted changes, management assigns a rating to each customer which varies depending on the assessment of risk. Management estimated the loss rate at approximately 4% and 6% as of March 31, 2023 and 2022, respectively. Management developed this estimate based on its knowledge of past experience. As a result, management applied the applicable credit loss rates to determine the expected credit loss estimate for each aging category.

Insurance premiums receivable for policies that are billed through contracted agents are recorded net of commissions payable. A commission payable is recorded as a separate liability for those premiums that are billed direct.

Reinsurance recoverables include case reserves and actuarial estimates of claims incurred but not reported ("IBNR"). These receivables are not expected to be collected until after the associated claim has been adjudicated and billed to the re-insurer. The reinsurance recoverables may have little or no allowance for credit losses due to the fact that reinsurance is typically procured from carriers with strong credit ratings. Furthermore, we do not cede losses to a re-insurer if the carrier is deemed financially unable to perform on the contract. Reinsurance recoverables also include insurance ceded to other insurance companies.

The allowance for expected credit losses on trade receivables were $3.8 million and $8.6 million as of March 31, 2023 and 2022, respectively.

Notes and mortgage receivables include accrued interest and are reduced by discounts and amounts considered by management to be uncollectible.

Policy Benefits and Losses, Claims and Loss Expenses Payable

Liabilities for future policy benefits related to life insurance, medical supplement insurance, and deferred annuities are determined by management utilizing the net premium valuation methodology and are accrued when premium revenue is recognized. The liability, which represents the present value of future benefits to be paid to policyholders and related expenses less the present value of future net premiums, is estimated using assumptions applicable at the time the insurance contracts are written, with provisions for the risk of adverse deviation, as appropriate. Assumptions include expected mortality and morbidity experience, policy lapses and surrenders, current asset yields and expenses, and expected interest rate yields. The Company periodically performs a gross premium valuation and reviews original assumptions, including capitalized expenses which reduce the gross premium valuation, to evaluate whether the assets and liabilities are adequate and whether a loss reserve should be recognized. Liabilities for health, disability and other policies include estimates of payments to be made on insurance claims for reported losses and estimates of IBNR losses. Oxford's liabilities for deferred annuity contracts consist of contract account balances that accrue to the benefit of the policyholders. The consolidated balance sheets include $386.8 million and $399.0 million of liabilities related to these programs as of December 31, 2022 and 2021, respectively.

Oxford's liabilities for fixed rate deferred annuities and fixed equity indexed annuities are reported on the balance sheet as liabilities from investment contracts. These liabilities do not subject the Company to significant mortality or morbidity risk and are stated at the account balance of the policyholder. The consolidated balance sheets include $2,398.9 million and $2,336.2 million of liabilities for these contracts as of December 31, 2022 and 2021, respectively.

Property and Casualty Insurance's liability for reported and unreported losses is based on Repwest's historical data along with industry averages. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from re-insurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the re-insured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from re-insurers on unpaid losses are charged or credited to expense in the periods in which they are made.

Due to the nature of the underlying risks and high degree of uncertainty associated with the determination of the liability for future policy benefits and claims, the amounts to be ultimately paid to settle these liabilities cannot be precisely determined and may vary significantly from the estimated liability, especially for long-tailed casualty lines of business such as excess workers' compensation. As a result of the long-tailed nature of the excess workers' compensation policies written by Repwest during 1983 through 2001, it may take a number of years for claims to be fully reported and finally settled.

On a regular basis insurance reserve adequacy is reviewed by management to determine if existing assumptions need to be updated. In determining the assumptions for calculating workers' compensation reserves, management considers multiple factors including the following:

- Claimant longevity;

- Cost trends associated with claimant treatments;

- Changes in ceding entity and third-party administrator reporting practices;

- Changes in environmental factors including legal and regulatory;

- Current conditions affecting claim settlements; and

- Future economic conditions, including inflation.

We have reserved each claim based upon the accumulation of current claim costs projected through each claimant's life expectancy and then adjusted for applicable reinsurance arrangements. Management reviews each claim bi-annually, or more frequently if there are changes in facts or circumstances, to determine if the estimated life-time claim costs have increased and then adjusts the reserve estimate accordingly at that time. We have factored in an estimate of what the potential cost increases could be in our IBNR liability. We have not assumed settlement of the existing claims in calculating the reserve amount, unless it is in the final stages of completion.

Continued increases in claim costs, including medical inflation and new treatments and medications could lead to future adverse development resulting in additional reserve strengthening. Conversely, settlement of existing claims or if injured workers return to work or expire prematurely, could lead to future positive development.

Self-Insurance Reserves

U-Haul retains the risk for certain public liability and property damage programs related to our rental equipment. The consolidated balance sheets include $335.2 million and $330.9 million of liabilities related to these programs as of March 31, 2023 and 2022, respectively. These liabilities are recorded in policy benefits and losses, claims and loss expenses payable. Management takes into account losses incurred based upon actuarial estimates, past experience, current claim trends, as well as social and economic conditions. In the current year, management determined that an adjustment to the self-insurance reserve balance was necessary, as a result of an identification of an inappropriate approach taken that did not adequately consider all applicable inputs in determining the estimate. Upon analysis, this adjustment was considered to not impact the previous years' income statement presented and as such, management recorded a reduction of the self-insurance reserve by $88 million, net of $20.8 million of tax effect, resulting in an increase to retained earnings of $67.2 million as of March 31, 2022 and 2021. This liability is subject to change in the future based upon changes in the underlying assumptions including claims experience, frequency of incidents, and severity of incidents.

Additionally, as of March 31, 2023 and 2022, the consolidated balance sheets include liabilities of $21.6 million and $19.7 million, respectively, related to medical plan benefits we provide for eligible employees. We estimate this liability based on actual claims outstanding as of the balance sheet date as well as an actuarial estimate of IBNR claims. These amounts are recorded in Accounts payable and accrued expenses on the consolidated balance sheets.

Revenue Recognition

Self-moving rentals are recognized for the period that trucks and moving equipment are rented. Self-storage revenues, based upon the number of paid storage contract days, are recognized as earned during the period. Sales of self-moving and self-storage related products are recognized at the time that title passes and the customer accepts delivery. Property and casualty insurance premiums are recognized as revenue over the policy periods. Traditional life and Medicare supplement insurance premiums are recognized as revenue over the premium-paying periods of the contracts when due from the policyholders. For products where premiums are due over a significantly shorter duration than the period over which benefits are provided, such as our single premium whole life product, premiums are recognized when received and excess profits are deferred and recognized in relation to the insurance in force. Interest and investment income are recognized as earned.

Amounts collected from customers for sales tax are recorded on a net basis. Please see Note 23, Revenue Recognition, of the Notes to Consolidated Financial Statements.

Leases

Lessor

We have determined that revenues derived by providing self-moving equipment rentals, self-storage rentals and certain other revenues, including U-Box rentals, are within the scope of the accounting guidance contained in Topic 842.

We combined all lease and non-lease components of lease contracts for which the timing and pattern of transfer are the same and the lease component meets the classification of an operating lease, and account for them in accordance with Topic 842. The revenue streams accounted for in accordance with Topic 842 are recognized evenly over the period of rental. Please see Note 23, Revenue Recognition, of the Notes to Consolidated Financial Statements.

Lessee

We determine if an arrangement is a lease at inception. Operating leases, which are comprised primarily of storage rental locations, with lease terms up to 88 years, except for our easements which are indefinite in term, are included in ROU assets – operating, net and operating lease liabilities in our consolidated balance sheets. Finance leases, which are comprised primarily of rental equipment leases, with primarily 7-year terms are included in ROU assets - financing, net, and notes, loans and finance leases payable, net in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the expected remaining lease term. We use our incremental borrowing rate based on information available at commencement date, including the rate for a fully collateralized loan that can either be fully amortized or financed with a residual at the end of the lease term, for a borrower with similar credit quality in order to determine the present value of lease payments. Our lease terms may include options to extend or terminate the lease, which are included in the calculation of ROU assets when it is reasonably certain that we will exercise those options. Covenants include the Company's responsibilty for all maintenance and repairs during the term of the agreement. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally not accounted for separately. Additionally, for certain leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities as the leases are similar in nature and have nearly identical contract provisions.

Our equipment sale/leaseback transactions do not qualify as a sale. New sale leaseback transactions that fail to qualify as a sale are accounted for as a financial liability. Please see Note 18, Leases, of the Notes to Consolidated Financial Statements.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $11.1 million, $13.7 million and $18.0 million in fiscal 2023, 2022 and 2021, respectively and are included in operating expenses.

Deferred Policy Acquisition Costs

Commissions and other costs that fluctuate with and are primarily related to the successful acquisition or renewal of certain insurance premiums are deferred. For our Life Insurance's life and health insurance products, these costs are amortized, with interest, in relation to revenue such that costs are realized as a constant percentage of revenue. For its annuity insurance products the costs are amortized, with interest, in relation to the present value of actual and expected gross profits.

Starting in fiscal 2014, new annuity contract holders were provided with a sales inducement in the form of a premium bonus (the "Sales Inducement Asset"). Sales inducements are recognized as an asset with a corresponding increase to the policyholder liability and are amortized in a similar manner to deferred policy acquisition costs ("DAC"). As of December 31, 2022 and 2021, the Sales Inducement Asset included with DAC amounted to $16.6 million and $15.7 million, respectively on the consolidated balance sheet and amortization expense totaled $3.7 million, $4.7 million and $4.3 million for the periods ended December 31, 2022, 2021 and 2020, respectively.

Environmental Costs

Liabilities are recorded when environmental assessments and remedial efforts, if applicable, are probable and the costs can be reasonably estimated. The amount of the liability is based on management's best estimate of undiscounted future costs. Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and amortized over the estimated useful lives of the properties. These costs are capitalized if they improve the safety or efficiency of the property or are incurred in preparing the property for sale.

Income Taxes

U-Haul Holding Company files a consolidated tax return with all of its legal subsidiaries. The provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Earnings Per Share

See Note 4, Earnings Per Share, of the Notes to Consolidated Financial Statements.

Comprehensive Income (Loss)

Comprehensive income (loss), on a tax effected basis, consists of net earnings, foreign currency translation adjustments, unrealized gains and losses on investments, the change in fair value of cash flow hedges and the change in postretirement benefit obligations.

Debt Issuance Costs

We defer costs directly associated with acquiring third-party financing. Debt issuance costs are deferred and amortized to interest expense using the effective interest method. Debt issuance costs related to our long-term debt are reflected as a direct deduction from the carrying amount of the debt. Please see Note 8, Borrowings, of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-12, Financial Services-Insurance (Topic 944): *Targeted Improvements to the Accounting for Long-Duration Contracts.* The updated accounting guidance requires changes to the measurement and disclosure of long-duration contracts. For the Company, this includes all life insurance products, annuities, Medicare Supplement products and our long-term care business. Entities will be required to review, and update if there is a change, cash flow assumptions (including morbidity and persistency) at least annually, and to update discount rate assumptions quarterly using an upper-medium grade fixed-income instrument yield. The effect of changes in cash flow assumptions will be recorded in the Company's results of operations and the effect of changes in discount rate assumptions will be recorded in other comprehensive income.

Oxford will adopt the new guidance effective January 1, 2023, using the modified retrospective method applied as of the transition date of January 1, 2021. The Company will use a published spot rate curve constructed from "A"-rated U.S. dollar denominated corporate bonds matched to the duration of the corresponding insurance liabilities, to calculate discount rates. The Company will group its long-duration contracts into calendar year cohorts based on the contract issue date.

The most significant impact will be the effect of updating the discount rate assumption quarterly to reflect an upper-medium grade fixed-income instrument yield, rather than Oxford Life's expected investment portfolio yield. This will be partially offset by the de-recognition of cumulative adjustments to DAC associated with unrealized gains and losses associated with long-duration contracts.

DAC and other capitalized costs such as unearned revenue are amortized on a constant level or straight-line basis over the expected term of the contracts. Under ASU 2018-12, the annual amortization of DAC in our Consolidated Statements of Operations will differ from previous trends due to: 1) the requirement to no longer defer renewal commissions until such year as the commissions are actually incurred, 2) the requirement to no longer accrue and amortize interest on our DAC balances, and 3) the modification of the method for amortizing DAC including the updating of assumptions. For business with deferrals of renewal commissions, as is the case with our final expense life insurance policies, the expected amortization rate, as a percentage of premium, for certain blocks of business will no longer be level but will increase over the period of time during which commissions are deferred. The decrease in amortization in the near term will primarily impact our life insurance line of business.

Upon adoption, the Company expects an adjustment to AOCI for the removal of cumulative adjustments to DAC associated with unrealized gains and losses previously recorded in AOCI. In total, we expect the impact on net earnings, largely from the decrease in amortization, to be immaterial during 2023, but could become material with a large increase in sales.

Market risk benefits, which are contracts or contract features that provide protection to the policyholder from capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value. Market risk benefits are contracts or contract features that guarantee benefits, such as GLWBs, in addition to an account balance which expose insurance companies to other than nominal capital market risk and protect the contract holder from the same risk. Certain contracts or contract features to be identified as market risk benefits are currently accounted for as embedded derivatives and measured at fair value, while others will transition to fair value measurement upon the adoption of ASU 2018-12.

Also in consideration of market risk benefits, upon adoption, the Company expects an impact to (1) AOCI for the cumulative effect of changes in the instrument-specific credit risk between contract issue date and transition date and (2) retained earnings for the difference between fair value and carrying value at the transition date, excluding the changes in the instrument-specific credit risk. The requirement to review, and update if there is a change, cash flow assumptions at least annually is expected to change the pattern of earnings being recognized. Adoption will also significantly expand the Company's disclosures, and will impact systems, processes, and controls. While the requirements of the new guidance represent a material change from existing GAAP, the accounting adoption will have no economic impact on the cash flows of our business nor influence our business model of providing basic mortality and longevity protection-oriented products to the underserved senior market. In addition, it will not impact our statutory earnings, statutory capital, nor our capital management philosophies.

The Company expects the net equity impact of these changes will be a decrease of between approximately $110.0 million to $130.0 million to AOCI as stated as of the transition date of January 1, 2021. As of December 31, 2022 we estimate that the transition date reduction to AOCI will significantly reverse primarily as a result of increases in market interest rates from the January 1, 2021 transition date to December 31, 2022..

While the Company has substantially completed the necessary updates to its valuation models and other systems to implement the standard, the Company's implementation of the new guidance is continuing to be refined and reviewed. The actual impact of adoption, including the actual tax rates, will be finalized upon completion of the Company's disclosure and controls procedures regarding the adoption of ASU 2018-12. Therefore, the Company's estimate of the impact of adoption may be different than the actual impact of adoption.

From time to time, new accounting pronouncements are issued by the FASB or the SEC that are adopted by us as of the specified effective date. Unless otherwise discussed, these ASUs entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore will have minimal, if any, impact on our financial position or results of operations upon adoption.

4. Earnings Per Share

We calculate earnings per share using the two-class method in accordance with Accounting Standards Codification Topic 260, *Earnings Per Share*. The two-class method allocates the undistributed earnings available to common stockholders to the Company's outstanding common stock, $0.25 par value (the "Voting Common Stock") and the Series N Non-Voting Common Stock, $0.001 par value (the "Non-Voting Common Stock") based on each share's percentage of total weighted average shares outstanding. The Voting Common Stock and Non-Voting Common Stock are allocated 10% and 90%, respectively, of our undistributed earnings available to common stockholders. This represents earnings available to common stockholders less the dividends declared for both the Voting Common Stock and Non-Voting Common Stock.

Our undistributed earnings per share is calculated by taking the undistributed earnings available to common stockholders and dividing this number by the weighted average shares outstanding for the respective stock. If there was a dividend declared for that period, the dividend per share is added to the undistributed earnings per share to calculate the basic and diluted earnings per share. The process is used for both Voting Common Stock and Non-Voting Common Stock.

The calculation of basic and diluted earnings per share for the years ending March 31, 2023, 2022 and 2021 for our Voting Common Stock and Non-Voting Common Stock is as follows:

	For the Year Ending March 31,		
	2023	**2022**	**2021**
	(In thousands, except share and per share amounts)		
Weighted average shares outstanding of Voting Common Stock	19,607,788	19,607,788	19,607,788
Total weighted average shares outstanding for Voting Common Stock and Non-Voting Common Stock	196,077,880	196,077,880	196,077,880
Percent of weighted average shares outstanding of Voting Common Stock	10%	10%	10%
Net earnings available to common stockholders	$ 922,998	$ 1,123,286	$ 610,856
Voting Common Stock dividends declared	(19,608)	(29,412)	(49,019)
Non-Voting Common Stock dividends declared	(14,117)	–	–
Undistributed earnings available to common stockholders	$ 889,273	$ 1,093,874	$ 561,837
Undistributed earnings available to common stockholders allocated to Voting Common Stock	$ 88,927	$ 109,387	$ 56,184
Undistributed earnings per share of Voting Common Stock	$ 4.54	$ 5.58	$ 2.87
Dividends declared per share of Voting Common Stock	$ 1.00	$ 1.50	$ 2.50
Basic and diluted earnings per share of Voting Common Stock	$ 5.54	$ 7.08	$ 5.37
Weighted average shares outstanding of Non-Voting Common Stock	176,470,092	176,470,092	176,470,092
Total weighted average shares outstanding for Voting Common Stock and Non-Voting Common Stock	196,077,880	196,077,880	196,077,880
Percent of weighted average shares outstanding of Non-Voting Common Stock	90%	90%	90%
Net earnings available to common stockholders	$ 922,998	$ 1,123,286	$ 610,856
Voting Common Stock dividends declared	(19,608)	(29,412)	(49,019)
Non-Voting Common Stock dividends declared	(14,117)	–	–
Undistributed earnings available to common stockholders	$ 889,273	$ 1,093,874	$ 561,837
Undistributed earnings available to common stockholders allocated to Non-Voting Common Stock	$ 800,346	$ 984,487	$ 505,653
Undistributed earnings per share of Non-Voting Common Stock	$ 4.54	$ 5.58	$ 2.87
Dividends declared per share of Non-Voting Common Stock	$ 0.08	$ –	$ –
Basic and diluted earnings per share of Non-Voting Common Stock	$ 4.62	$ 5.58	$ 2.87

Please see Note 13, Stockholders' Equity, of the Notes to Consolidated Financial Statements for more information on the Non-Voting Common Stock.

Note 5. Reinsurance Recoverables and Trade Receivables, Net

Reinsurance recoverables and trade receivables, net were as follows:

		March 31,	
		2023	2022
		(In thousands)	
Reinsurance recoverable	$	42,362 $	50,586
Trade accounts receivable		110,281	150,285
Paid losses recoverable		400	345
Accrued investment income		29,553	28,689
Premiums and agents' balances		4,075	1,650
Independent dealer receivable		292	73
Other receivables		6,324	6,364
		193,287	237,992
Less: Allowance for credit losses		(3,789)	(8,649)
	$	189,498 $	229,343

Note 6. Investments

Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

We deposit bonds with insurance regulatory authorities to meet statutory requirements. The adjusted cost of bonds on deposit with insurance regulatory authorities was $23.4 million and $27.1 million for December 31, 2022 and 2021, respectively.

Available-for-Sale Investments

Available-for-sale investments as of March 31, 2023 were as follows:

		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses More than 12 Months	Gross Unrealized Losses Less than 12 Months	Allowance for Expected Credit Losses	Fair Value
				(In thousands)			
U.S. treasury securities and government obligations	$	353,189 $	3,061 $	(7,639) $	(3,935) $	– $	344,676
U.S. government agency mortgage-backed securities		34,126	40	(6,707)	(228)	–	27,231
Obligations of states and political subdivisions		161,960	649	(4,014)	(8,090)	–	150,505
Corporate securities		2,086,432	1,491	(60,224)	(156,365)	(2,101)	1,869,233
Mortgage-backed securities		370,880	78	(40,359)	(13,207)	–	317,392
	$	3,006,587 $	5,319 $	(118,943) $	(181,825) $	(2,101) $	2,709,037

Available-for-sale investments as of March 31, 2022 were as follows:

		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses More than 12 Months	Gross Unrealized Losses Less than 12 Months	Allowance for Expected Credit Losses	Fair Value
				(in thousands)			
U.S. treasury securities and government obligations	$	128,078 $	7,984 $	– $	(969) $	– $	135,093
U.S. government agency mortgage-backed securities		44,678	280	(42)	(3,111)	–	41,805
Obligations of states and political subdivisions		178,040	15,450	–	(508)	–	192,982
Corporate securities		1,989,212	138,909	(402)	(6,604)	(60)	2,121,055
Mortgage-backed securities		324,029	7,671	(1)	(1,542)	–	330,157
	$	2,664,037 $	170,294 $	(445) $	(12,734) $	(60) $	2,821,092

We sold available-for-sale securities with a fair value of $196.2 million, $352.3 million and $523.9 million in fiscal 2023, 2022 and 2021, respectively. The gross realized gains on these sales totaled $0.9 million, $9.5 million and $9.6 million in fiscal 2023, 2022 and 2021, respectively. We realized gross losses on these sales of $0.3 million, $1.4 million and $2.1 million in fiscal 2023, 2022 and 2021, respectively.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. There was a $2.0 million net impairment charge reported in fiscal 2023. There were no impairments in fiscal 2022 or 2021.

The adjusted cost and estimated market value of available-for-sale investments by contractual maturity, were as follows:

		March 31, 2023		March 31, 2022	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)			
Due in one year or less	$	354,875 $	354,184 $	97,969 $	99,432
Due after one year through five years		754,175	717,552	541,840	570,135
Due after five years through ten years		736,089	665,708	704,295	765,073
Due after ten years		790,568	654,201	995,904	1,056,295
		2,635,707	2,391,645	2,340,008	2,490,935
Mortgage-backed securities		370,880	317,392	324,029	330,157
	$	3,006,587 $	2,709,037 $	2,664,037 $	2,821,092

Equity investments of common stock and non-redeemable preferred stock were as follows:

		March 31, 2023		March 31, 2022	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)			
Common stocks	$	29,577 $	39,375 $	27,674 $	46,212
Non-redeemable preferred stocks		26,054	21,982	26,054	26,095
	$	55,631 $	61,357 $	53,728 $	72,307

Investments, other

The carrying value of other investments was as follows:

		March 31,	
		2023	2022
		(In thousands)	
Mortgage loans, net	$	466,531 $	423,163
Short-term investments		15,921	30,916
Real estate		72,178	67,824
Policy loans		10,921	10,309
Other equity investments		9,989	11,543
	$	575,540 $	543,755

Mortgage loans are carried at the unpaid balance, less an allowance for expected losses net of any unamortized premium or discount. The portfolio of mortgage loans is principally collateralized by self-storage facilities and commercial properties. The interest rate range on the mortgage loans is 3.5% to 6.5% with maturities between 2023 and 2036. The allowance for expected losses was $0.5 million for both March 31, 2023 and 2022. These loans represent first lien mortgages held by us. Mortgage loans are reviewed on an ongoing basis and analysis may include market analysis, estimated valuations of the underlying collateral, loan to value ratios, tenant creditworthiness and other factors. For our mortgage loans, no specifically identified loans were impaired as of March 31, 2023. We have not experienced any material losses related to the notes from individual or groups of notes in any particular industry or geographic area.

Short-term investments consist primarily of investments in money market funds, mutual funds and any other investments with short-term characteristics that have original maturities of less than one year at acquisition. These investments are recorded at cost, which approximates fair value.

Real estate held for future development or use is carried at the lower of fair value at time of acquisition or current estimated fair value less cost to sell. Other equity investments are carried at cost and assessed for impairment.

Insurance policy loans are carried at their unpaid balance.

Note 7. Other Assets

Other assets were as follows:

	March 31,	
	2023	**2022**
	(In thousands)	
Deposits (debt-related)	$ 35,573	$ 37,588
Deposits (real estate related)	15,479	22,821
	$ 51,052	$ 60,409

Note 8. Net Investment and Interest Income

Net investment and interest income, were as follows:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands)		
Fixed maturities	$ 171,814	$ 111,625	$ 102,021
Real estate	5,734	5,648	5,769
Insurance policy loans	869	705	829
Mortgage loans	23,854	25,850	18,248
Short-term, amounts held by ceding reinsurers, net and other investments	(17,257)	11,713	3,103
Investment income	185,014	155,541	129,970
Less: investment expenses	(8,335)	(7,280)	(7,032)
Net investment and interest income	$ 176,679	$ 148,261	$ 122,938

Note 9. Borrowings

Long-Term Debt

Long-term debt was as follows:

	2023 Rates				Maturities			March 31,	
								2023	2022
								(In thousands)	
Real estate loan (amortizing term) (a)	4.29 %	-	6.14 %	2027		2037	$	289,647 $	50,259
Senior mortgages	2.70 %	-	5.50 %	2024	-	2042		2,371,231	2,206,268
Real estate loans (revolving credit)	– %	-	– %			2027		–	535,000
Fleet loans (amortizing term)	1.61 %	-	5.68 %	2023	-	2029		111,856	124,651
Fleet loans (revolving credit)	2.36 %	-	5.97 %	2025	-	2027		615,000	560,000
Finance leases (rental equipment)	2.18 %	-	5.04 %	2023	-	2026		223,205	347,393
Finance liability (rental equipment)	1.60 %	-	5.98 %	2024	-	2031		1,255,763	949,936
Private placements	2.43 %	-	2.88 %	2029	-	2035		1,200,000	1,200,000
Other obligations	1.50 %	-	8.00 %	2023	-	2049		76,648	86,206
Notes, loans and finance leases payable							$	6,143,350 $	6,059,713
Less: Debt issuance costs								(35,308)	(37,216)
Total notes, loans and finance leases payable, net							$	6,108,042 $	6,022,497

(a) Certain loans have interest rate swaps fixing the rate between 2.72% and 2.86% based on current margin

Real Estate Backed Loans

Real Estate Loan

Certain subsidiaries of Real Estate and U-Haul Company of Florida are borrowers under real estate loans. These loans require monthly or quarterly principal and interest payments, with the unpaid loan balance and accrued and unpaid interest due at maturity. These loans are secured by various properties owned by the borrowers. The interest rates, per the provisions of $206.3 million of these loans, are the applicable Secured Overnight Funding Rate ("SOFR") plus the applicable margins and a credit spread adjustment of 0.10%. As of March 31, 2023, the applicable SOFR was between 4.62% and 4.83% and applicable margin was between 0.65% and 1.38%, the sum of which, including the credit spread, was between 5.58% and 6.14%. The remaining $83.3 million of these loans was fixed with an interest rate of 4.29%. The default provisions of these real estate loans include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023.

Senior Mortgages

Various subsidiaries of Real Estate and U-Haul are borrowers under certain senior mortgages. The senior mortgages require monthly principal and interest payments. The senior mortgages are secured by certain properties owned by the borrowers. The fixed interest rates, per the provisions of the senior mortgages, range between 2.70% and 5.50%. The weighted average interest rate of these loans as of March 31, 2023 was 4.09%. Certain senior mortgages have an anticipated repayment date and a maturity date. If these senior mortgages are not repaid by the anticipated repayment date, the interest rate on these mortgages would increase from the current fixed rate. We are using the anticipated repayment date for our maturity schedule. Real Estate and U-Haul have provided limited guarantees of the senior mortgages. The default provisions of the senior mortgages include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023. There are limited restrictions regarding our use of the funds.

Real Estate Loans (Revolving Credit)

U-Haul Holding Company is a borrower under a multi-bank syndicated real estate loan. As of March 31, 2023, the maximum credit commitment is $465.0 million. As of March 31, 2023, the full capacity was available to borrow. This loan agreement provides for revolving loans, subject to the terms of the loan agreement. This loan requires monthly interest payments with the unpaid loan balance and accrued and unpaid interest due at maturity. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023. There is a 0.30% fee charged for unused capacity. This loan was amended in October 2022 and the maximum credit limit was increased from $150 million to $465 million, the maturity extended to October 2027 and LIBOR based rates were replaced with SOFR based rates.

Fleet Loans

Rental Truck Amortizing Loans

The amortizing loans require monthly principal and interest payments, with the unpaid loan balance and accrued and unpaid interest due at maturity. These loans were used to purchase new trucks. The interest rates, per the provision of the loan agreements, are carried at fixed rates ranging between 1.61% and 5.68%. All of our rental truck amortizing loans are collateralized by the rental equipment purchased. The majority of these loans are funded at 70%, but some may be funded at 100%. U-Haul Holding Company, and in some cases U-Haul, is guarantor of these loans. The default provisions of these loans include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023. The net book value of the corresponding rental equipment was $213.1 million and $253.3 million as of March 31, 2023 and 2022, respectively.

Rental Truck Revolvers

Various subsidiaries of U-Haul entered into three revolving fleet loans with an aggregate borrowing capacity of $615.0 million. The aggregate outstanding balance for these revolvers as of March 31, 2023 was $615.0 million. The interest rates, per the provision of the loan agreements, are SOFR plus the applicable margin and a credit spread adjustment of 0.10%. As of March 31, 2023, SOFR was between 4.52% and 4.67% and the margin was between 1.15% and 1.25%, the sum of which, including the credit spread, was between 5.77% and 5.97%. Of the $615.0 million outstanding, $100.0 million was fixed with an interest rate of 2.36%. Only interest is paid on the loans until the last nine months of the respective loan terms when principal becomes due monthly. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023. These fleet loans are collateralized by the rental equipment purchased. The net book value of the corresponding rental equipment was $822.0 million and $654.6 million as of March 31, 2023 and 2022, respectively.

Finance Leases

The Finance Lease balance represents our sale-leaseback transactions of rental equipment. The agreements are generally seven (7) year terms with interest rates ranging from 2.18% to 5.04%. All of our finance leases are collateralized by our rental fleet. The net book value of the corresponding rental equipment was $474.8 million and $620.8 million as of March 31, 2023 and March 31, 2022, respectively. There were no new financing leases, as assessed under the new leasing guidance, entered into during fiscal 2023. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023.

Finance Liabilities

Finance liabilities represent our rental equipment financing transactions, and we assess if these sale-leaseback transactions qualify as a sale at initiation by determining if a transfer of ownership occurs. We have determined that our equipment sale-leasebacks do not qualify as a sale, as the buyer-lessors do not obtain control of the assets in our ongoing sale-leaseback arrangements. As a result, these sale-leasebacks are accounted for as a financial liability and the leased assets are capitalized at cost. Our finance liabilities have an average term of seven (7) years and interest rates ranging from 1.60% to 5.98%. These finance liabilities are collateralized by the related assets of our rental fleet. The net book value of the corresponding rental equipment was $1,499.1 million and $1,068.3 million as of March 31, 2023 and March 31, 2022, respectively. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023.

Private Placements

In September 2021, U-Haul Holding Company entered into a note purchase agreement to issue $600.0 million of fixed rate senior unsecured notes in a private placement offering. These notes consist of four tranches each totaling $150.0 million and funded in September 2021. The fixed interest rates range between 2.43% and 2.78% with maturities between 2029 and 2033. Interest is payable semiannually. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023.

In December 2021, U-Haul Holding Company entered into a note purchase agreement to issue $600.0 million of fixed rate senior unsecured notes in a private placement offering. These notes consist of three tranches each totaling $100.0 million and two tranches each totaling $150.0 million. The fixed interest rates range between 2.55% and 2.88% with maturities between 2030 and 2035. Interest is payable semiannually. The default provisions of the loan include non-payment of principal or interest and other standard reporting and change-in-control covenants. We are in compliance with the covenants as of March 31, 2023.

Other Obligations

In February 2011, U-Haul Holding Company and U.S. Bank Trust Company, NA, as successor in interest to U.S. Bank National Association (the "Trustee"), entered into the U-Haul Investors Club® Indenture. U-Haul Holding Company and the Trustee entered into this indenture to provide for the issuance of notes by us directly to investors over our proprietary website, uhaulinvestorsclub.com ("U-Notes®"). The U-Notes® are secured by various types of collateral, including, but not limited to, certain rental equipment and real estate. U-Notes® are issued in smaller series that vary as to principal amount, interest rate and maturity. U-Notes® are obligations of the Company and secured by the associated collateral; they are not guaranteed by any of the Company's affiliates or subsidiaries.

As of March 31, 2023, the aggregate outstanding principal balance of the U-Notes® issued was $78.4 million, of which $1.7 million is held by our insurance subsidiaries and eliminated in consolidation. Interest rates range between 1.50% and 8.00% and maturity dates range between 2023 and 2049.

Oxford is a member of the Federal Home Loan Bank ("FHLB") and, as such, the FHLB has made deposits with Oxford. As of December 31, 2022, the deposits had an aggregate balance of $60.0 million, with an availability of $78.9 million, for which Oxford pays fixed interest rates between 0.49% and 4.21% with maturities between March 30, 2023 and September 30, 2027. As of December 31, 2022, available-for-sale investments held with the FHLB totaled $88.4 million, of which $62.8 million were pledged as collateral to secure the outstanding advances. The balances of these advances are included within Liabilities from investment contracts on the condensed consolidated balance sheets.

Annual Maturities of Notes, Loans and Finance Leases Payable

The annual maturities of our notes, loans and finance leases payable, before debt issuance costs, as of March 31, 2023 for the next five years and thereafter are as follows:

	Years Ended March 31,						
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**	**Total**
	(In thousands)						
Notes, loans and finance leases payable, secured	$ 563,153	$ 698,301	$ 667,490	$ 819,153	$ 647,409	$ 2,747,844	$ 6,143,350

Note 10. Interest on Borrowings

Interest Expense

Components of interest expense include the following:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands)		
Interest expense	$ 229,559	$ 167,618	$ 165,484
Capitalized interest	(11,814)	(9,700)	(11,573)
Amortization of transaction costs	6,987	5,556	5,949
Interest expense resulting from cash flow hedges	(774)	3,950	3,642
Total interest expense	223,958	167,424	163,502

Interest paid in cash amounted to $225.8 million, $166.1 million and $166.4 million for fiscal 2023, 2022 and 2021, respectively. Interest paid (received) in cash on derivative contracts was ($0.8) million, $4.0 million and $3.6 million, for fiscal 2023, 2022 and 2021, respectively.

Interest Rates

Interest rates and our revolving credit borrowings were as follows:

	Revolving Credit Activity		
	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands, except interest rates)		
Weighted average interest rate during the year	3.93 %	1.40 %	1.40 %
Interest rate at year end	5.89 %	1.49 %	1.40 %
Maximum amount outstanding during the year	$ 1,105,000	$ 1,105,000	$ 1,175,000
Average amount outstanding during the year	$ 824,211	$ 1,085,074	$ 1,088,293
Facility fees	$ 733	$ 253	$ 261

Note 11. Derivatives

We manage exposure to changes in market interest rates. Our use of derivative instruments is limited to highly effective interest rate swaps to hedge the risk of changes in cash flows (future interest payments) attributable to changes in SOFR swap rates with the designated benchmark interest rate being hedged on certain of our SOFR indexed variable rate debt. The interest rate swaps effectively fix our interest payments on certain SOFR indexed variable rate debt through July 2032. We monitor our positions and the credit ratings of our counterparties and do not currently anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes. These fair values are determined using pricing valuation models which include broker quotes for which significant inputs are observable. They include adjustments for counterparty credit quality and other deal-specific factors, where appropriate and are classified as Level 2 in the fair value hierarchy.

The derivative fair values reflected in prepaid expense and accounts payable and accrued expenses in the consolidated balance sheet were as follows:

		March 31, 2023	March 31, 2022
		(In thousands)	
Interest rate swaps designated as cash flow hedges			
Assets	$	5,311	$ –
Liabilities		–	587
Notional amount		206,347	235,000

		The Effect of Interest Rate Contracts on the Statements of Operations Years Ended March 31,		
		2023	2022	2021
		(In thousands)		
(Gain) loss recognized in AOCI on interest rate contracts	$	(5,900) $	(4,553) $	(3,071)
(Gain) loss reclassified from AOCI into income	$	772 $	(3,948) $	(3,640)

(Gains) or losses recognized in income on interest rate derivatives are recorded as interest expense in the consolidated statements of operations. During fiscal years 2023, 2022 and 2021, we recognized an increase (decrease) in the fair value of our cash flow hedges of $5.0, $0.5 million and ($0.4) million, respectively, net of taxes. During fiscal years 2023, 2022 and 2021, we reclassified ($0.8) million, $3.9 million and $3.6 million, respectively, from AOCI to interest expense. As of March 31, 2023, we expect to reclassify $3.7 million of net gains on interest rate contracts from AOCI to earnings as interest expense over the next twelve months.

We use derivatives to economically hedge our equity market exposure to indexed annuity products sold by our Life Insurance company. These contracts earn a return for the contractholder based on the change in the value of the S&P 500 index between annual index point dates. We buy and sell listed equity and index call options and call option spreads. The credit risk is with the party in which the options are written. The net option price is paid up front and there are no additional cash requirements or additional contingent liabilities. These contracts are held at fair value on our balance sheet. At December 31, 2022 and 2021, these derivative hedges had a fair value of $4.3 million and $7.5 million, with notional amounts of $465.7 million and $416.7 million, respectively. At December 31, 2022 and 2021, these derivative instruments are included in Investments, other, on the consolidated balance sheets. Net (gains) losses recognized in net investment and interest income for fiscal year 2023, 2022 and 2021 were $8.9 million, ($3.7) million and ($2.6) million, respectively.

The fair values of these call options are determined based on quoted market prices from the relevant exchange and are classified as Level 1 in the fair value hierarchy.

		Derivatives Fair Values as of	
		March 31, 2023	**March 31, 2022**
		(In thousands)	
Equity market contracts as economic hedging instruments			
Assets	$	4,295 $	7,474
Liabilities	$	– $	–
Notional amount	$	465,701 $	416,739

Although the call options are employed to be effective hedges against our policyholder obligations from an economic standpoint, they do not meet the requirements for hedge accounting under GAAP. Accordingly, the changes in fair value of the call options are recognized each reporting date as a component of net investment and interest income. The changes in fair value of the call options include the gains or losses recognized at the expiration of the option term and the changes in fair value for open contracts.

Note 12. Accumulated Other Comprehensive Income (Loss)

A summary of our AOCI components, net of tax, were as follows:

	Foreign Currency Translation	Unrealized Net Gain on Investments	Fair Value of Cash Flow Hedges	Postretirement Benefit Obligation Net Loss	Accumulated Other Comprehensive Income (Loss)
			(In thousands)		
Balance as of March 31, 2020	$ (47,235) $	90,684 $	(6,196) $	(2,601) $	34,652
Foreign currency translation	(5,694)	–	–	–	(5,694)
Unrealized net gain on investments	–	76,969	–	–	76,969
Change in fair value of cash flow hedges	–	–	(429)	–	(429)
Amounts reclassified into earnings on hedging activities	–	–	2,746	–	2,746
Change in post retirement benefit obligations	–	–	–	(1,387)	(1,387)
Other comprehensive income (loss)	(5,694)	76,969	2,317	(1,387)	72,205
Balance as of March 31, 2021	$ (52,929) $	167,653 $	(3,879) $	(3,988) $	106,857
Foreign currency translation	(2,828)	–	–	–	(2,828)
Unrealized net loss on investments	–	(62,626)	–	–	(62,626)
Change in fair value of cash flow hedges	–	–	457	–	457
Amounts reclassified into earnings on hedging activities	–	–	2,978	–	2,978
Change in post retirement benefit obligations	–	–	–	1,546	1,546
Other comprehensive income (loss)	(2,828)	(62,626)	3,435	1,546	(60,473)
Balance as of March 31, 2022	$ (55,757) $	105,027 $	(444) $	(2,442) $	46,384
Foreign currency translation	(782)	–	–	–	(782)
Unrealized net loss on investments	–	(319,190)	–	–	(319,190)
Change in fair value of cash flow hedges	–	–	5,033	–	5,033
Amounts reclassified into earnings on hedging activities	–	–	(582)	–	(582)
Change in post retirement benefit obligations	–	–	–	2,091	2,091
Other comprehensive income (loss)	(782)	(319,190)	4,451	2,091	(313,430)
Balance as of March 31, 2023	$ (56,539) $	(214,163) $	4,007 $	(351) $	(267,046)

Note 13. Stockholders' Equity

The following table lists the dividends that have been declared and issued for fiscal years 2023 and 2022.

Common Stock Dividends

Declared Date	Per Share Amount	Record Date	Dividend Date
August 18, 2022	$ 0.50	September 6, 2022	September 20, 2022
April 6, 2022	$ 0.50	April 18, 2022	April 29, 2022
October 6, 2021	$ 0.50	October 18, 2021	October 29, 2021
August 19, 2021	$ 0.50	September 7, 2021	September 21, 2021
June 9, 2021	$ 0.50	June 24, 2021	July 8, 2021

Non-Voting Common Stock Dividends

Declared Date	Per Share Amount	Record Date	Dividend Date
March 3, 2023	$ 0.04	March 14, 2023	March 27, 2023
December 7, 2022	$ 0.04	December 19, 2022	December 30, 2022

As of March 31, 2023, no awards had been issued under the 2016 AMERCO Stock Option Plan.

Creation of the Series N Non-Voting Common Stock

Effective October 24, 2022, the Company created a new series of common stock, designated as Non-Voting Common Stock. The Non-Voting Common Stock has a par value of $0.001 per share, 250,000,000 shares authorized and trades on the New York Stock Exchange ("NYSE") under the ticker symbol "UHAL.B". Shares of the Company's Voting Common Stock also trade on the NYSE under the ticker symbol "UHAL."

9-for-1 Stock Dividend Involving Non-Voting Common Stock

On October 24, 2022, the Company issued shares of the Non-Voting Common Stock through a stock dividend, on a 9-for-1 basis, to then-existing holders of the Company's Voting Common Stock. The shares of Non-Voting Common Stock were distributed after the close of trading on November 9, 2022, to stockholders of record of Voting Common Stock at the close of business on November 3, 2022. Trading of the 176,470,092 shares of Non-Voting Common Stock began on November 10, 2022.

Dividend Policy for Non-Voting Common Stock

In response to the Committee's recommendation to consider a dividend policy, the Board adopted a dividend policy for the new Non-Voting Common Stock.

Unless the Board in its sole discretion determines otherwise, it shall be the policy of the Company to declare and pay a quarterly cash dividend on each share of the Company's Non-Voting Common Stock, in the amount of $0.04 per share. This policy commenced in the third quarter of fiscal year 2023.

On December 19, 2022, the Company transferred the listings of both UHAL and UHAL.B to the NYSE from the NASDAQ Global Select Market.

Note 14. Provision for Taxes

Earnings before taxes and the provision for taxes consisted of the following:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In thousands)		
Pretax earnings:			
U.S.	$ 1,178,264	$ 1,431,155	$ 773,030
Non-U.S.	39,659	44,342	23,628
Total pretax earnings	$ 1,217,923	$ 1,475,497	$ 796,658
Current provision			
Federal	$ 115,171	$ 189,488	$ 100,521
State	42,121	55,518	16,572
Non-U.S.	5,150	6,893	3,404
	162,442	251,899	120,497
Deferred provision			
Federal	114,355	90,852	53,957
State	14,077	6,355	9,795
Non-U.S.	4,051	3,105	1,553
	132,483	100,312	65,305
Provision for income tax expense	$ 294,925	$ 352,211	$ 185,802
Income taxes paid (received)	$ 145,680	$ (4,548)	$ 29,044

The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income before taxes was as follows:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In percentages)		
Statutory federal income tax rate	21.00 %	21.00 %	21.00 %
Increase (reduction) in rate resulting from:			
State taxes, net of federal benefit	3.56 %	3.24 %	2.53 %
Foreign rate differential	0.08 %	0.05 %	– %
Federal tax credits	(0.48) %	(0.19) %	(0.99) %
Tax-exempt income	(0.08) %	(0.03) %	(0.08) %
Dividend received deduction	(0.01) %	– %	(0.01) %
Other	0.15 %	(0.20) %	0.87 %
Actual tax expense of operations	24.22 %	23.87 %	23.32 %

Significant components of our deferred tax assets and liabilities were as follows:

	March 31,	
	2023	**2022**
Deferred tax assets:	(In thousands)	
Net operating loss and credit carry forwards	$ 33,778	$ 36,394
Accrued expenses	112,971	103,723
Policy benefit and losses, claims and loss expenses payable, net	31,436	30,572
Unrealized losses on investments	48,179	–
Operating leases	12,058	15,540
Total deferred tax assets	$ 238,422	$ 186,229
Deferred tax liabilities:		
Property, plant and equipment	$ 1,545,628	$ 1,405,604
Operating leases	12,175	15,540
Deferred policy acquisition costs	12,038	12,962
Unrealized gains on investments	–	36,299
Other	3,008	1,973
Total deferred tax liabilities	1,572,849	1,472,378
Net deferred tax liability	$ 1,334,427	$ 1,286,149

On March 27, 2020, former President Trump signed into U.S. federal law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which was aimed at providing emergency assistance and health care for individuals, families, and businesses affected by COVID-19 global pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. In particular, the CARES Act allows for net operating losses ("NOL") generated in 2018, 2019, or 2020 to be carried back 5 years.

As a result, we filed applicable forms with the IRS to carryback NOLs. The statutory tax rate for the carryback years was 35% as compared to 21% at present. Consequently, we recognized a benefit amount of $146 million for fiscal year 2020. These refund claims total approximately $366 million, of which we have received approximately $243 million in fiscal 2022 and are reflected in prepaid expense. As refunds are received, they will reduce this amount. We have estimated and recorded the overall effects of the CARES Act and do not anticipate a material change.

As a result, the NOL and credit carry-forwards in the above table are primarily attributable to state NOLs. As of March 31, 2023 and 2022, we had state NOLs of $480.0 million and $458.5 million, respectively, that will begin to expire March 31, 2024, if not utilized.

On March 3, 2021, the IRS notifiied us that our federal inome tax returns for the tax years March 31, 2014, 2015, 2016, 2018 and 2019 were selected for examination. The IRS agent in charged confirmed that this is a limited scope examination arising out of NOL carryback claims and is a standard procedure for the IRS to process the refund. As such, the scope of the exam is expected to be limited to the items reported on Forms 1139 and related schedules only. As of now, we are still working with the IRS agent and there is no audit adjustment for any of the above tax periods.

No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to transition tax, or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in these entities (i.e., basis difference in excess of that subject to the one-time transition tax) is not practicable.

We account for uncertainty in income taxes by recognizing the tax benefit or expense from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits and expenses recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period are as follows:

	Unrecognized Tax Benefits March 31,	
	2023	2022
	(In thousands)	
Unrecognized tax benefits beginning balance	$ 48,851	$ 31,069
Additions based on tax positions related to the current year	7,226	8,257
Reductions for tax positions of prior years	(443)	–
Additions for tax provisions of prior years	2,473	9,525
Unrecognized tax benefits ending balance	$ 58,107	$ 48,851

We recognize interest related to unrecognized tax benefits as interest expense, and penalties as income tax expenses. As of March 31, 2023 and 2022, the amount of interest accrued on unrecognized tax benefits was $17.7 million and $15.7 million, respectively, net of tax. During the current year, we recorded expense from interest in the amount of $2.0 million, net of tax.

We file income tax returns in the U.S. federal jurisdiction, and various states and Canadian jurisdictions. While the Company has ongoing audits in Canada and various state jurisdictions, there have been no proposed or anticipated adjustments that would materially impact the financial statements. With some exceptions, we are no longer subject to audit for years prior to the fiscal year ended March 31, 2020.

Note 15. Employee Benefit Plans

Profit Sharing Plans

We provide tax-qualified profit sharing retirement plans for the benefit of eligible employees, former employees and retirees in the United States and Canada. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions. Amounts to be contributed are determined by the President and Chairman of the Board of Directors (the "Board") of the Company under the delegation of authority from the Board, pursuant to the terms of the Profit Sharing Plan. No contributions were made to the profit sharing plan during fiscal 2023, 2022 or 2021.

We also provide an employee savings plan which allows participants to defer income under Section 401(k) of the Internal Revenue Code of 1986.

ESOP Plan

We sponsor an Employee Stock Ownership Plan ("ESOP") that generally covers all employees with one year or more of service. The ESOP began as a leveraged plan where shares were pledged as collateral for its debt which was originally funded by U-Haul. We made annual contributions to the ESOP equal to the ESOP's debt service. As the debt was repaid, shares were released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. ESOP shares were committed to be released monthly and ESOP compensation expense was recorded based on the current market price at the end of the month. These shares then become outstanding for the earnings per share computations. In fiscal 2021 we de-levered the plan and now contributions are made at the discretion of management with expense being recognized upon the decision to contribute. ESOP compensation expense was $22.1 million, $23.0 million and $23.0 million for fiscal 2023, 2022 and 2021, respectively, which are included in operating expenses in the consolidated statements of operations.

In fiscal 2023, 2022 and 2021, the Company made non-leveraged contributions of $22.1 million, $23.0 million and $23.0 million, respectively to the Plan Trust. During fiscal 2023, ESOP purchased for allocation 424,484 of non-leveraged Non-Voting Common Stock shares and during fiscal 2022, ESOP purchased for allocation 33,954 of non-leveraged Voting Common Stock shares.

Shares held by the ESOP were as follows:

	Years Ended March 31,	
	2023	**2022**
	(In thousands)	
Allocated shares - Voting Common Stock	836	890
Allocated shares - Non-Voting Common Stock	7,821	–

Post Retirement and Post Employment Benefits

We provide a health reimbursement benefit to our eligible U.S. employees and their eligible dependents upon retirement from the Company. The retiree must have attained age sixty-five and earned twenty years of full-time service upon retirement to be awarded the health reimbursement benefit. The health reimbursement benefit is capped at a $20,000 lifetime maximum per covered person. Reimbursements are for amounts requested that are paid out of pocket after Medicare and any other medical policies in force.

In addition, retirees who have attained age sixty-five and earned at least twenty years of full-time service upon retirement from the Company are entitled to group term life insurance benefits. The life insurance benefit is $3,000 plus $100 for each year of employment over twenty years. The benefits are not funded, and claims are paid as they are incurred. We use a March 31 measurement date for our post retirement benefit disclosures.

The components of net periodic post retirement benefit cost were as follows:

		Years Ended March 31,		
		2023	**2022**	**2021**
		(In thousands)		
Service cost for benefits earned during the period	$	1,326 $	1,401 $	1,267
Other components of net periodic benefit costs:				
Interest cost on accumulated postretirement benefit		1,148	908	919
Other components		68	212	68
Total other components of net periodic benefit costs		1,216	1,120	987
Net periodic postretirement benefit cost	$	2,542 $	2,521 $	2,254

The fiscal 2023 and fiscal 2022 post retirement benefit liability included the following components:

		Years Ended March 31,	
		2023	**2022**
		(In thousands)	
Beginning of year	$	30,206 $	30,755
Service cost for benefits earned during the period		1,326	1,401
Interest cost on accumulated post retirement benefit		1,148	908
Net benefit payments and expense		(1,207)	(1,021)
Actuarial gain		(2,703)	(1,837)
Accumulated postretirement benefit obligation		28,770	30,206
Current liabilities		1,625	1,449
Non-current liabilities		27,145	28,757
Total post retirement benefit liability recognized in statement of financial position		28,770	30,206
Components included in accumulated other comprehensive income (loss):			
Unrecognized net loss		(465)	(3,237)
Cumulative net periodic benefit cost (in excess of employer contribution)	$	28,305 $	26,969

The discount rate assumptions in computing the information above were as follows:

	Years Ended March 31,		
	2023	**2022**	**2021**
	(In percentages)		
Accumulated postretirement benefit obligation	5.08 %	3.76 %	2.93 %

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 became law. Net periodic post retirement benefit cost above includes the effect of the subsidy. The discount rate represents the expected yield on a portfolio of high grade (AA to AAA rated or equivalent) fixed income investments with cash flow streams sufficient to satisfy benefit obligations under the plan when due. Fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation as of the end of fiscal 2023 was 6.0% in the initial year and was projected to decline annually to an ultimate rate of 4.0% in fiscal 2047. The assumed health care cost trend rate used to measure the accumulated post retirement benefit obligation as of the end of fiscal 2022 (and used to measure the fiscal 2023 net periodic benefit cost) was 4.9% in the initial year and was projected to decline annually to an ultimate rate of 4.0% in fiscal 2046.

Post-employment benefits provided by us, other than upon retirement, are not material.

Future net benefit payments are expected as follows:

		Future Net Benefit Payments
		(In thousands)
Year-ended:		
2024	$	1,546
2025		1,768
2026		2,021
2027		2,270
2028		2,532
2029 Through 2033		13,291
Total	$	23,428

Note 16. Fair Value Measurements

Certain assets and liabilities are recorded at fair value on the consolidated balance sheets and are measured and classified based upon a three-tiered approach to valuation. Financial assets and liabilities recorded at fair value and are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for identical or similar financial instruments in markets that are not considered to be active, or similar financial instruments for which all significant inputs are observable, either directly or indirectly, or inputs other than quoted prices that are observable, or inputs that are derived principally from or corroborated by observable market data through correlation or other means; and

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable. These reflect management's assumptions about the assumptions a market participant would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair values of cash equivalents approximate carrying value due to the short period of time to maturity.

Fair values of short-term investments are based on quoted market prices.

Fair values of investments available-for-sale are based on quoted market prices, dealer quotes or discounted cash flows.

Fair values on interest rate swap contracts are based on using pricing valuation models which include broker quotes.

Fair values of long-term investments and mortgage loans and notes on real estate are based on quoted market prices, dealer quotes or discounted cash flows. Fair values of trade receivables approximate their recorded value.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments, trade receivables, reinsurance recoverables and notes receivable. Limited credit risk exists on trade receivables due to the diversity of our customer base and their dispersion across broad geographic markets. We place our temporary cash investments with financial institutions and limit the amount of credit exposure to any one financial institution.

We have mortgage receivables, which potentially expose us to credit risk. The portfolio of notes is principally collateralized by self-storage facilities and commercial properties. We have not experienced any material losses related to the notes from individual or groups of notes in any particular industry or geographic area. The estimated fair values were determined using the discounted cash flow method and using interest rates currently offered for similar loans to borrowers with similar credit ratings.

Other investments including short-term investments are substantially current or bear reasonable interest rates. As a result, the carrying values of these financial instruments approximate fair value.

The carrying values and estimated fair values for the financial instruments stated above and their placement in the fair value hierarchy are as follows:

		Fair Value Hierarchy			
As of March 31, 2023	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Estimated Fair Value**
	(In thousands)				
Assets					
Reinsurance recoverables and trade receivables, net	$ 189,498	$ –	$ –	$ 189,498	$ 189,498
Mortgage loans, net	466,531	–	–	444,957	444,957
Other investments	109,009	–	–	109,009	109,009
Total	$ 765,038	$ –	$ –	$ 743,464	$ 743,464
Liabilities					
Notes, loans and finance leases payable	$ 6,143,350	$ –	$ 5,710,735	$ –	$ 5,710,735
Total	$ 6,143,350	$ –	$ 5,710,735	$ –	$ 5,710,735

.

		Fair Value Hierarchy			
As of March 31, 2022	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Estimated Fair Value**
	(In thousands)				
Assets					
Reinsurance recoverables and trade receivables, net	$ 229,343	$ –	$ –	$ 229,343	$ 229,343
Mortgage loans, net	423,163	–	–	450,347	450,347
Other investments	120,592	–	–	120,592	120,592
Total	$ 773,098	$ –	$ –	$ 800,282	$ 800,282
Liabilities					
Notes, loans and finance leases payable	$ 5,875,781	–	$ 5,875,781	$ –	$ 5,875,781
Total	$ 5,875,781	$ –	$ 5,875,781	$ –	$ 5,875,781

The following tables represent the financial assets and liabilities on the consolidated balance sheets as of March 31, 2023 and 2022, that are measured at fair value on a recurring basis and the level within the fair value hierarchy.

As of March 31, 2023		Total		Level 1		Level 2		Level 3
		(In thousands)						
Assets								
Short-term investments	$	1,809,441	$	1,808,797	$	644	$	–
Fixed maturities - available for sale		2,709,037		251,832		2,457,146		59
Preferred stock		21,982		21,982		–		–
Common stock		39,375		39,375		–		–
Derivatives		9,606		4,295		5,311		–
Total	$	4,589,441	$	2,126,281	$	2,463,101	$	59
Liabilities								
Derivatives	$	–	$	–	$	–	$	–
Total	$	–	$	–	$	–	$	–

As of March 31, 2022		Total		Level 1		Level 2		Level 3
		(In thousands)						
Assets								
Short-term investments	$	2,482,154	$	2,482,154	$	–	$	–
Fixed maturities - available for sale		2,821,092		26,914		2,794,086		92
Preferred stock		26,095		26,095		–		–
Common stock		46,212		46,212		–		–
Derivatives		7,474		7,474		–		–
Total	$	5,383,027	$	2,588,849	$	2,794,086	$	92
Liabilities								
Derivatives	$	587	$	–	$	587	$	–
Total	$	587	$	–	$	587	$	–

The fair value measurement of our assets using significant unobservable inputs (Level 3) were $0.1 million for both March 31, 2023 and 2022, respectively.

Note 17. Reinsurance and Policy Benefits and Losses, Claims and Loss Expenses Payable

During their normal course of business, our insurance subsidiaries assume and cede reinsurance on both a coinsurance and a risk premium basis. They also obtain reinsurance for that portion of risks exceeding their retention limits. The maximum amount of life insurance retained on any one life is $150,000.

	Direct Amount (a)	Ceded to Other Companies	Assumed from Other Companies	Net Amount (a)	Percentage of Amount Assumed to Net
			(In thousands)		
Year ended December 31, 2022					
Life insurance in force	$ 970,454	$ 48	$ 304,891	$ 1,275,297	24 %
Premiums earned:					
Life	$ 52,298	$ 1	$ 4,181	$ 56,478	7 %
Accident and health	41,354	152	983	42,185	2 %
Annuity	80	–	406	486	84 %
Property and casualty	96,242	–	–	96,242	– %
Total	$ 189,974	$ 153	$ 5,570	$ 195,391	
Year ended December 31, 2021					
Life insurance in force	$ 1,029,537	$ 72	$ 328,030	$ 1,357,495	24 %
Premiums earned:					
Life	$ 56,353	$ 2	$ 4,514	$ 60,865	7 %
Accident and health	48,385	160	1,166	49,391	2 %
Annuity	444	–	327	771	42 %
Property and casualty	89,667	–	–	89,667	– %
Total	$ 194,849	$ 162	$ 6,007	$ 200,694	
Year ended December 31, 2020					
Life insurance in force	$ 1,031,634	$ 73	$ 356,266	$ 1,387,827	26 %
Premiums earned:					
Life	$ 58,048	$ 1	$ 5,049	$ 63,096	8 %
Accident and health	57,081	211	1,388	58,258	2 %
Annuity	221	–	34	255	13 %
Property and casualty	70,285	–	–	70,285	– %
Total	$ 185,635	$ 212	$ 6,471	$ 191,894	

(a) Balances are reported net of inter-segment transactions.

Reserves for recognizing a premium deficiency included in future policy benefits are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be materially insufficient to provide for expected future policy benefits and expenses. Additionally, in certain instances the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. In these situations, accounting standards require that an additional liability be recognized by an amount necessary to sufficiently offset the losses that would be recognized in later years. The Company has not recognized any reserves related to premium deficiencies in the years ended December 31, 2022 and December 31, 2021.

To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, Repwest would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, Repwest holds letters of credit as of December 31, 2022 in the amount of $0.1 million from re-insurers.

Policy benefits and losses, claims and loss expenses payable for Property and Casualty Insurance were as follows:

	December 31,	
	2022	**2021**
	(In thousands)	
Unpaid losses and loss adjustment expense	$ 151,874	$ 159,162
Reinsurance losses payable	1,133	1,217
Total	$ 153,007	$ 160,379

Activity in the liability for unpaid losses and loss adjustment expenses for Property and Casualty Insurance is summarized as follows:

	December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Balance at January 1	$ 159,162	$ 177,963	$ 209,127
Less: reinsurance recoverable	47,394	64,873	87,083
Net balance at January 1	111,768	113,090	122,044
Incurred related to:			
Current year	27,570	28,980	20,670
Prior years	(5,828)	(6,290)	(3,865)
Total incurred	21,742	22,690	16,805
Paid related to:			
Current year	10,572	11,040	7,664
Prior years	12,393	12,972	18,095
Total paid	22,965	24,012	25,759
Net balance at December 31	110,545	111,768	113,090
Plus: reinsurance recoverable	41,329	47,394	64,873
Balance at December 31	$ 151,874	$ 159,162	$ 177,963

Prior year incurred losses were impacted by favorable development on numerous Excess Workers Compensation claims. The liability for incurred losses and loss adjustment expenses (net of reinsurance recoverable of $41.3 million) decreased by $7.3 million as of December 31, 2022.

The information about property and casualty incurred and paid loss and loss adjustment expense development for the years ended December 31, 2016 through 2022, and the average annual percentage payout of incurred claims by age as of December 31, 2022, is presented as supplementary information. Claims data for December 31, 2016 through 2021 is unaudited. Claims data for December 31, 2022 is audited.

Cumulative Incurred Claims and Allocated Claims Adjustment Expenses, Net of Reinsurance

| | | | | | | | | As of December 31, 2022 | |
| | | | | | | | | Total of Incurred-but-Not-Reported Liabilities | |
Accident Year	2016	2017	2018	2019	2020	2021	2022	Expected Development on Reported Claims	Cumulative Number of Reported Claims
				(In thousands, except claim counts)					
2016	13,297	13,011	13,056	11,790	11,764	11,764	11,750	–	11,681
2017		15,748	16,109	17,078	15,538	15,273	15,264	–	12,306
2018			19,580	18,386	18,027	17,157	16,819	–	12,182
2019				22,138	26,316	27,316	27,831	1,663	12,026
2020					20,671	17,485	17,107	3,653	11,530
2021						28,982	25,337	5,809	14,150
2022							27,570	11,076	12,860
							Total	22,201	

The following table presents paid claims development as of December 31, 2022, net of reinsurance. Claims data for 2016 through 2021 is unaudited. Claims data for 2022 is audited.

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	2016	2017	2018	2019	2020	2021	2022
2016	7,777	10,665	11,643	11,746	11,764	11,764	11,750
2017		8,970	11,638	14,825	15,012	15,263	15,264
2018			8,838	12,689	15,150	16,766	16,809
2019				7,366	14,737	19,215	21,598
2020					7,665	11,114	12,521
2021						11,040	14,831
2022							10,572
					Total	Total	103,345
All outstanding liabilities before 2016, net of reinsurance							72,211
Liabilities for claims and claim adjustment expenses, net of reinsurance							110,545

The reconciliation of the net incurred and paid claims development tables for the liability for claims and claims adjustment expenses is as follows:

	December 31, 2022
	(In thousands)
Liabilities for unpaid Property and Casualty claims and claim adjustment expenses, net of reinsurance	$ 110,545
Total reinsurance recoverable on unpaid Property and Casualty claims	$ 41,329
Total gross liability for unpaid Property and Casualty claims and claim adjustment expense	$ 151,874

The following is supplementary information about average historical claims duration as of December 31, 2022. The following is unaudited.

Average Annual Percentage Payout of Incurred Claims by Age, net of Reinsurance

	(In percentages)						
Years	1	2	3	4	5	6	7
Property and Casualty Insurance	47.2 %	21.1 %	13.6 %	5.1 %	0.7 %	– %	– %

Note 18. Leases

We have lease agreements with lease and non-lease components, which are generally not accounted for separately. Additionally, for certain leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities as the leases are similar in nature and have nearly identical contract provisions. These leases, which are comprised primarily of storage rental locations, have lease terms up to 88 years, except for easements which are indefinite in term. Covenants include the Company's responsibility for all maintenance and repairs during the term of the agreement.

Our equipment sale/leaseback transactions do not qualify as a sale. New sale leaseback transactions that fail to qualify as a sale are accounted for as a financial liability. We use our incremental borrowing rate based on information available at commencement date, including the rate for a fully collateralized loan that can either be fully amortized or financed with a residual at the end of the lease term, for a borrower with similar credit quality in order to determine the present value of lease payments. Our lease terms are generally 7 years, may include options to extend or terminate the lease, which are included in the calculation of ROU assets when it is reasonably certain that we will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Please see Note 9, Borrowings, of the Notes to Consolidated Financial Statements for additional information.

The following table shows the components of our right-of-use ("ROU" assets, net:

	As of March 31, 2023		
	Finance	Operating	Total
	(In thousands)		
Buildings and improvements	$ –	$ 128,221	$ 128,221
Furniture and equipment	9,687	–	9,687
Rental trailers and other rental equipment	152,294	–	152,294
Rental trucks	949,838	–	949,838
Right-of-use assets, gross	1,111,819	128,221	1,240,040
Less: Accumulated depreciation	(637,054)	(69,304)	(706,358)
Right-of-use assets, net	$ 474,765	$ 58,917	$ 533,682

	As of March 31, 2022		
	Finance	**Operating**	**Total**
	(In thousands)		
Buildings and improvements	$ –	$ 136,444	$ 136,444
Furniture and equipment	14,731	–	14,731
Rental trailers and other rental equipment	169,514	–	169,514
Rental trucks	1,114,248	–	1,114,248
Right-of-use assets, gross	1,298,493	136,444	1,434,937
Less: Accumulated depreciation	(677,669)	(62,062)	(739,731)
Right-of-use assets, net	$ 620,824	$ 74,382	$ 695,206

As of March 31, 2023 and 2022, we had finance leases for the ROU assets, net of $223.2 million and $347.4 million, respectively and operating leases of $58.4 million and $74.2 million, respectively.

	Financing leases	
	March 31,	
	2023	**2022**
Weighted average remaining lease term (years)	2	3
Weighted average discount rate	3.8 %	3.7 %

	Operating leases	
	March 31,	
	2023	**2022**
Weighted average remaining lease term (years)	19.2	16.5
Weighted average discount rate	4.7 %	4.6 %

For fiscal years 2023, 2022 and 2021, cash paid for leases included in our operating cash flow activities were $32.1 million, $30.2 million and $29.3 million, respectively, and our financing cash flow activities were $124.2 million, $166.3 million and $221.2 million, respectively. Non-cash activities of ROU assets in exchange for lease liabilities were $9.5 million, $3.7 million and $6.8 million for fiscal years 2023, 2022 and 2021, respectively.

The components of lease costs, including leases of less than 12 months, were as follows:

	Twelve Months Ended March 31,	
	2023	**2022**
	(In thousands)	
Operating lease costs	$ 32,878	$ 30,239
Finance lease cost:		
Amortization of right-of-use assets	$ 81,006	$ 115,199
Interest on lease liabilities	11,199	15,289
Total finance lease cost	$ 92,205	$ 130,488

The short-term lease costs for fiscal years 2023 and 2022 were not material.

Maturities of lease liabilities were as follows:

Year ending March 31,	Finance leases	Operating leases
	(In thousands)	
2024	$ 110,812	$ 24,338
2025	77,621	11,540
2026	46,763	4,957
2027	–	3,555
2028	–	2,951
Thereafter	–	56,615
Total lease payments	235,196	103,956
Less: imputed interest	(11,991)	(45,583)
Present value of lease liabilities	$ 223,205	$ 58,373

Note 19. Contingencies

Cybersecurity Incident

On September 9, 2022, we announced that the Company was made aware of a data security incident involving U-Haul's information technology network. U-Haul detected a compromise of two unique passwords used to access U-Haul customers' information. U-Haul took immediate steps to contain the incident and promptly enhanced its security measures to prevent any further unauthorized access. U-Haul retained cybersecurity experts and incident response counsel to investigate the incident and implement additional security safeguards. The investigation determined that between November 5, 2021 and April 8, 2022, the threat actor accessed customer contracts containing customers' names, dates of birth, and driver's license or state identification numbers. None of U-Haul's financial, payment processing or email systems were involved. U-Haul has notified impacted customers and relevant governmental authorities.

Several class action lawsuits related to the incident have been filed against U-Haul. The lawsuits have been consolidated into one action in the U.S. District Court for the District of Arizona and will be vigorously defended by the Company; however, the outcome of such lawsuits cannot be predicted or guaranteed with any certainty.

Environmental

Compliance with environmental requirements of federal, state, provincial and local governments may affect Real Estate's business operations. Among other things, these requirements regulate the discharge of materials into the air, land and water and govern the use and disposal of hazardous substances. Real Estate is aware of issues regarding hazardous substances on some of its properties. Real Estate regularly makes capital and operating expenditures to stay in compliance with environmental laws and has put in place a remedial plan at each site where it believes such a plan is necessary.

Based upon the information currently available to Real Estate, compliance with the environmental laws and its share of the costs of investigation and cleanup of known hazardous waste sites are not expected to result in a material adverse effect on the Company's financial position or results of operations.

Other

We are named as a defendant in various other litigation and claims arising out of the normal course of business. In management's opinion, none of these other matters will have a material effect on our financial position and results of operations.

Note 20. Related Party Transactions

As set forth in the Company's Audit Committee Charter and consistent with the NYSE Listed Company Manual, our Audit Committee (the "Audit Committee") reviews and maintains oversight over related party transactions, which are required to be disclosed under the SEC rules and regulations and in accordance with GAAP. Accordingly, all such related party transactions are submitted to the Audit Committee for ongoing review and oversight. Our internal processes are designed to ensure that our legal and finance departments identify and monitor potential related party transactions that may require disclosure and Audit Committee oversight.

U-Haul Holding Company has engaged in related party transactions and has continuing related party interests with certain major stockholders, directors and officers of the consolidated group as disclosed below.

SAC Holding Corporation and SAC Holding II Corporation (collectively "SAC Holdings") were established in order to acquire and develop self-storage properties. These properties are being managed by us pursuant to management agreements. SAC Holdings, Four SAC Self-Storage Corporation, Five SAC Self-Storage Corporation, Galaxy Investments, L.P. and 2015 SAC Self-Storage, LLC are substantially controlled by Blackwater Investments, Inc. ("Blackwater"). Blackwater is wholly owned by Willow Grove Holdings LP, which is owned by Mark V. Shoen (a significant stockholder), and various trusts associated with Edward J. Shoen (our Chairman of the Board, President and a significant stockholder) and Mark V. Shoen.

Related Party Revenues

		Years Ended March 31,		
		2023	**2022**	**2021**
		(In thousands)		
U-Haul management fee revenue from Blackwater	$	29,825 $	28,546 $	25,512
U-Haul management fee revenue from Mercury		7,248	6,648	6,091
	$	37,073 $	35,194 $	31,603

We currently manage the self-storage properties owned or leased by Blackwater and Mercury Partners, L.P. ("Mercury"), pursuant to a standard form of management agreement, under which we receive a management fee of between 4% and 10% of the gross receipts plus reimbursement for certain expenses. We received management fees, exclusive of reimbursed expenses, of $37.0 million, $38.5 million and $31.2 million from the above-mentioned entities during fiscal 2023, 2022 and 2021, respectively. The decrease in management fees received in fiscal 2023 compared with fiscal 2022 was due to a timing difference of the incentive fee of $4.0 million being paid in March of fiscal 2022. This management fee is consistent with the fee received for other properties we previously managed for third parties. Mark V. Shoen controls the general partner of Mercury. The limited partner interests of Mercury are owned indirectly by James P. Shoen and various trusts benefitting Edward J. Shoen and James P. Shoen or their descendants. Mercury holds the option to purchase a portfolio of properties currently leased by Mercury and a U-Haul subsidiary, which option is exercisable in 2024. Mercury has notified W.P. Carey, the lessor, of its intent to purchase these properties.

Related Party Costs and Expenses

		Years Ended March 31,		
		2023	**2022**	**2021**
		(In thousands)		
U-Haul lease expenses to Blackwater	$	2,416 $	2,445 $	2,612
U-Haul commission expenses to Blackwater		88,067	88,288	69,212
	$	90,483 $	90,733 $	71,824

We lease space for marketing company offices, vehicle repair shops and hitch installation centers from subsidiaries of Blackwater. The terms of the leases are similar to the terms of leases for other properties owned by unrelated parties that are leased to us.

As of March 31, 2023, subsidiaries of Blackwater acted as U-Haul independent dealers. The financial and other terms of the dealership contracts with the aforementioned companies and their subsidiaries are substantially identical to the terms of those with our other independent dealers whereby commissions are paid by us based upon equipment rental revenues.

These agreements with subsidiaries of Blackwater, excluding Dealer Agreements, provided revenues of $29.8 million, $28.5 million and $25.5 million, expenses of $2.4 million, $2.4 million and $2.6 million and cash flows of $27.4 million, $25.9 million and $22.6 million during fiscal 2023, 2022 and 2021, respectively. Revenues were $418.9 million, $417.9 million and $323.8 million and commission expenses were $88.1 million, $88.3 million and $69.2 million, respectively, related to Dealer Agreements for fiscal 2023, 2022 and 2021.

Management determined that we do not have a variable interest pursuant to the VIE model under ASC 810 in the holding entities of Blackwater.

Related Party Assets

		March 31,	
		2023	**2022**
		(In thousands)	
U-Haul receivable from Blackwater	$	42,141 $	41,364
U-Haul receivable from Mercury		8,402	5,708
Other (a)		(2,235)	779
	$	48,308 $	47,851

(a) Timing differences for intercompany balances with insurance subsidiaries resulting from the three month difference in reporting periods.

Note 21. Statutory Financial Information of Insurance Subsidiaries

Applicable laws and regulations of the States of Arizona and Nevada require Property and Casualty Insurance and Life Insurance to maintain minimum capital and surplus determined in accordance with statutory accounting principles. Audited statutory net income and statutory capital and surplus for the years ended are listed below:

		Years Ended December 31,		
		2022	**2021**	**2020**
		(In thousands)		
Repwest:				
Audited statutory net income	$	34,963 $	33,314 $	22,898
Audited statutory capital and surplus		294,515	266,875	227,380
ARCOA:				
Audited statutory net income (loss)		2,319	(752)	2,438
Audited statutory capital and surplus		13,340	14,697	15,928
Oxford:				
Audited statutory net income (loss)		(771)	23,217	6,296
Audited statutory capital and surplus		227,667	230,202	218,301
CFLIC:				
Audited statutory net income		3,637	6,019	8,082
Audited statutory capital and surplus		20,591	17,098	25,980
NAI:				
Audited statutory net income		1,017	1,874	2,127
Audited statutory capital and surplus		8,906	7,961	13,980

The amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. There are restrictions on the ability of our insurance subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Their ordinary dividends are limited to the lower of 10% of prior year statutory surplus or prior year net income. Any extraordinary dividend, loans or advances to us from the insurance subsidiaries must be approved by the domiciliary insurance commissioner. Any dividend in excess of the limit requires prior regulatory approval. The statutory surplus for Repwest as of December 31, 2022 that could be distributed as ordinary dividends was $29.5 million. Oxford had a statutory net loss as of December 31, 2022, so no dividends can be distributed in calendar year 2023. Repwest paid a dividend of $22.6 million to U-Haul Holding Company during fiscal 2021. Repwest did not pay a dividend to U-Haul Holding Company in fiscal 2023 or 2022. Oxford paid a dividend of $18.6 million to U-Haul Holding Company during fiscal 2021. Oxford did not pay a dividend to U-Haul Holding Company in fiscal 2023 or 2022. Restricted net assets for our insurance subsidiaries were $95.8 million and $91.7 million as of December 31, 2022 and 2021, respectively.

For our insurance subsidiaries, statutory accounting principles ("SAP") differ from GAAP primarily in that: (i) premiums from deferred annuities are recognized as revenue under SAP, while they are accounted for as liabilities from investment contracts under GAAP; (ii) policy acquisition costs are expensed as incurred under SAP, while they are deferred and amortized over the effective period of the related life insurance policies or the present value of actual and expected gross profits from annuity deposits; (iii) policy benefits and losses are established using different actuarial assumptions; and (iv) investments are valued on a different basis and valuation allowances attributable to investments are different. In addition, certain assets are not admitted under SAP and are charged directly to surplus.

Note 22. Financial Information by Geographic Area

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2023			
Total revenues	$ 5,570,264 $	294,427 $	5,864,691
Depreciation and amortization, net of gains on disposal	514,043	6,272	520,315
Interest expense	221,008	2,950	223,958
Pretax earnings	1,178,264	39,659	1,217,923
Income tax expense	285,724	9,201	294,925
Identifiable assets	17,453,015	671,633	18,124,648

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2022			
Total revenues	$ 5,452,027 $	287,720 $	5,739,747
Depreciation and amortization, net of gains on disposal	509,517	2,969	512,486
Interest expense	163,586	3,838	167,424
Pretax earnings	1,431,155	44,342	1,475,497
Income tax expense	342,213	9,998	352,211
Identifiable assets	16,776,070	523,511	17,299,581

	United States	Canada	Consolidated
	(All amounts are in thousands U.S. $'s)		
Fiscal Year Ended March 31, 2021			
Total revenues	$ 4,334,083 $	207,902 $	4,541,985
Depreciation and amortization, net of gains on disposal	631,344	10,160	641,504
Interest expense	160,429	3,073	163,502
Pretax earnings	773,030	23,628	796,658
Income tax expense	180,845	4,957	185,802
Identifiable assets	14,212,978	438,628	14,651,606

Note 22A. Consolidating Financial Information by Industry Segment

U-Haul Holding Company's three reportable segments are:

- Moving and Storage, comprised of U-Haul Holding Company, U-Haul, and Real Estate and the subsidiaries of U-Haul and Real Estate;

- Property and Casualty Insurance, comprised of Repwest and its subsidiaries and ARCOA; and

- Life Insurance, comprised of Oxford and its subsidiaries.

Management tracks revenues separately, but does not report any separate measure of the profitability for rental vehicles, rentals of self-storage spaces and sales of products that are required to be classified as a separate operating segment and accordingly does not present these as separate reportable segments. Deferred income taxes, net are shown as liabilities on the consolidating statements.

The information includes elimination entries necessary to consolidate U-Haul Holding Company, the parent, with its subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting.

Consolidating balance sheets by industry segment as of March 31, 2023 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
		(In thousands)			
Assets:					
Cash and cash equivalents	$ 2,034,242	$ 11,276	$ 15,006	$ –	$ 2,060,524
Reinsurance recoverables and trade receivables, net	107,823	48,344	33,331	–	189,498
Inventories and parts, net	151,474	–	–	–	151,474
Prepaid expenses	241,711	–	–	–	241,711
Investments, fixed maturities and marketable equities	227,737	271,156	2,271,501	–	2,770,394
Investments, other	23,314	125,130	427,096	–	575,540
Deferred policy acquisition costs, net	–	–	152,377	–	152,377
Other assets	46,438	730	3,884	–	51,052
Right of use assets - financing, net	474,765	–	–	–	474,765
Right of use assets - operating, net	57,978	914	25	–	58,917
Related party assets	69,144	2,347	12,268	(35,451) (c)	48,308
	3,434,626	459,897	2,915,488	(35,451)	6,774,560
Investment in subsidiaries	450,923	–	–	(450,923) (b)	–
Property, plant and equipment, at cost:					
Land	1,537,206	–	–	–	1,537,206
Buildings and improvements	7,088,810	–	–	–	7,088,810
Furniture and equipment	928,241	–	–	–	928,241
Rental trailers and other rental equipment	827,696	–	–	–	827,696
Rental trucks	5,278,340	–	–	–	5,278,340
	15,660,293	–	–	–	15,660,293
Less: Accumulated depreciation	(4,310,205)	–	–	–	(4,310,205)
Total property, plant and equipment, net	11,350,088	–	–	–	11,350,088
Total assets	$ 15,235,637	$ 459,897	$ 2,915,488	$ (486,374)	$ 18,124,648

(a) Balances as of December 31, 2022
(b) Eliminate investment in subsidiaries
(c) Eliminate intercompany receivables and payables

Consolidating balance sheets by industry segment as of March 31, 2023 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Liabilities:					
Accounts payable and accrued expenses	$ 729,679	$ 4,470	$ 26,890	—	$ 761,039
Notes, loans and finance leases payable, net	6,108,042	—	—	—	6,108,042
Operating lease liabilities	57,418	928	27	—	58,373
Policy benefits and losses, claims and loss expenses payable	335,227	153,007	386,800	—	875,034
Liabilities from investment contracts	—	—	2,398,884	—	2,398,884
Other policyholders' funds and liabilities	—	2,702	5,530	—	8,232
Deferred income	52,282	—	—	—	52,282
Deferred income taxes, net	1,405,391	1,713	(72,677)	—	1,334,427
Related party liabilities	25,082	2,544	13,644	(41,270) (c)	—
Total liabilities	8,713,121	165,364	2,759,098	(41,270)	11,596,313
Stockholders' equity :					
Series preferred stock:					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	—	—	—	—	—
Series A common stock	—	—	—	—	—
Voting Common stock	10,497	3,301	2,500	(5,801) (b)	10,497
Non-Voting Common Stock	176	—	—	—	176
Additional paid-in capital	453,853	91,120	26,271	(117,601) (b)	453,643
Accumulated other comprehensive income (loss)	(272,865)	(14,720)	(207,327)	227,866 (b)	(267,046)
Retained earnings	7,008,505	214,832	334,946	(549,568) (b)	7,008,715
Cost of common shares in treasury, net	(525,653)	—	—	—	(525,653)
Cost of preferred shares in treasury, net	(151,997)	—	—	—	(151,997)
Total stockholders' equity	6,522,516	294,533	156,390	(445,104)	6,528,335
Total liabilities and stockholders' equity	$ 15,235,637	$ 459,897	$ 2,915,488	$ (486,374)	$ 18,124,648

(a) Balances as of December 31, 2022

(b) Eliminate investment in subsidiaries

(c) Eliminate intercompany receivables and payables

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Consolidating balance sheets by industry segment as of March 31, 2022 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations	U-Haul Holding Company Consolidated
			(In thousands)		
Assets:					
Cash and cash equivalents	$ 2,643,213	$ 10,800	$ 50,124	$ —	$ 2,704,137
Reinsurance recoverables and trade receivables, net	142,895	50,235	36,213	—	229,343
Inventories and parts, net	158,888	—	—	—	158,888
Prepaid expenses	236,915	—	—	—	236,915
Investments, fixed maturities and marketable equities	—	297,488	2,595,911	—	2,893,399
Investments, other	20,653	114,269	408,833	—	543,755
Deferred policy acquisition costs, net	—	—	103,828	—	103,828
Other assets	57,305	371	2,733	—	60,409
Right of use assets - financing, net	620,824	—	—	—	620,824
Right of use assets - operating, net	74,190	93	99	—	74,382
Related party assets	64,611	6,713	16,911	(40,384) (c)	47,851
	4,019,494	479,969	3,214,652	(40,384)	7,673,731
Investment in subsidiaries	737,073	—	—	(737,073) (b)	—
Property, plant and equipment, at cost:					
Land	1,283,142	—	—	—	1,283,142
Buildings and improvements	5,974,639	—	—	—	5,974,639
Furniture and equipment	846,132	—	—	—	846,132
Rental trailers and other rental equipment	615,679	—	—	—	615,679
Rental trucks	4,638,814	—	—	—	4,638,814
	13,358,406				13,358,406
Less: Accumulated depreciation	(3,732,556)	—	—	—	(3,732,556)
Total property, plant and equipment, net	9,625,850	—	—	—	9,625,850
Total assets	$ 14,382,417	$ 479,969	$ 3,214,652	$ (777,457)	$ 17,299,581

(a) Balances as of December 31, 2021

(b) Eliminate investment in subsidiaries

(c) Eliminate intercompany receivables and payables

Consolidating balance sheets by industry segment as of March 31, 2022 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Liabilities:						
Accounts payable and accrued expenses	$ 663,482	$ 3,849	$ 10,454	–		$ 677,785
Notes, loans and leases payable, net	6,022,497	–	–	–		6,022,497
Operating lease liabilities	73,998	93	106	–		74,197
Policy benefits and losses, claims and loss expenses payable	330,890	160,379	398,985	–		890,254
Liabilities from investment contracts	–	–	2,336,238	–		2,336,238
Other policyholders' funds and liabilities	–	3,521	7,291	–		10,812
Deferred income	49,157	–	–	–		49,157
Deferred income taxes, net	1,265,430	12,803	7,916	–		1,286,149
Related party liabilities	25,668	3,196	12,717	(41,581)	(c)	–
Total liabilities	8,431,122	183,841	2,773,707	(41,581)		11,347,089
Stockholders' equity :						
Series preferred stock:						
Series A preferred stock	–	–	–	–		–
Series B preferred stock	–	–	–	–		–
Series A common stock	–	–	–	–		–
Voting Common stock	10,497	3,301	2,500	(5,801)	(b)	10,497
Additional paid-in capital	454,029	91,120	26,271	(117,601)	(b)	453,819
Accumulated other comprehensive income (loss)	45,187	16,630	87,200	(102,633)	(b)	46,384
Retained earnings	6,119,232	185,077	324,974	(509,841)	(b)	6,119,442
Cost of common shares in treasury, net	(525,653)	–	–	–		(525,653)
Cost of preferred shares in treasury, net	(151,997)	–	–	–		(151,997)
Total stockholders' equity	5,951,295	296,128	440,945	(735,876)		5,952,492
Total liabilities and stockholders' equity	$ 14,382,417	$ 479,969	$ 3,214,652	$ (777,457)		$ 17,299,581

(a) Balances as of December 31, 2021

(b) Eliminate investment in subsidiaries

(c) Eliminate intercompany receivables and payables

Consolidating statements of operations by industry segment for year ending March 31, 2023 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Revenues:						
Self-moving equipment rentals	$ 3,882,620	$ —	$ —	(4,703)	(c)	$ 3,877,917
Self-storage revenues	744,492	—	—	—		744,492
Self-moving and self-storage products and service sales	357,286	—	—	—		357,286
Property management fees	37,073	—	—	—		37,073
Life insurance premiums	—	—	99,149	—		99,149
Property and casualty insurance premiums	—	96,242	—	(3,033)	(c)	93,209
Net investment and interest income	70,992	7,270	102,448	(4,031)	(b)	176,679
Other revenue	475,251	—	4,503	(868)	(b)	478,886
Total revenues	5,567,714	103,512	206,100	(12,635)		5,864,691
Costs and expenses:						
Operating expenses	2,966,982	45,035	21,115	(8,585)	(b,c)	3,024,547
Commission expenses	416,315	—	—	—		416,315
Cost of sales	263,026	—	—	—		263,026
Benefits and losses	—	21,535	144,018	—		165,553
Amortization of deferred policy acquisition costs	—	—	27,924	—		27,924
Lease expense	32,878	372	108	(2,529)	(b)	30,829
Depreciation, net of gains on disposal	486,795	—	—	—		486,795
Net losses on disposal of real estate	5,596	—	—	—		5,596
Total costs and expenses	4,171,592	66,942	193,165	(11,114)		4,420,585
Earnings from operations before equity in earnings of subsidiaries	1,396,122	36,570	12,935	(1,521)		1,444,106
Equity in earnings of subsidiaries	39,727	—	—	(39,727)	(d)	—
Earnings from operations	1,435,849	36,570	12,935	(41,248)		1,444,106
Other components of net periodic benefit costs	(1,216)	—	—	—		(1,216)
Interest expense	(224,999)	—	(480)	1,521	(b)	(223,958)
Fees on early extinguishment of debt	(1,009)	—	—	—		(1,009)
Pretax earnings	1,208,625	36,570	12,455	(39,727)		1,217,923
Income tax expense	(285,627)	(6,815)	(2,483)	—		(294,925)
Net earnings available to common stockholders	$ 922,998	$ 29,755	$ 9,972	(39,727)		$ 922,998

(a) Balances for the year ended December 31, 2022
(b) Eliminate intercompany lease / interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

Consolidating statements of operations by industry segment for year ending March 31, 2022 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
		(In thousands)				
Revenues:						
Self-moving equipment rentals	$ 3,963,535	$ –	$ –	(4,728)	(c)	$ 3,958,807
Self-storage revenues	617,120	–	–	–		617,120
Self-moving and self-storage products and service sales	351,447	–	–	–		351,447
Property management fees	35,194	–	–	–		35,194
Life insurance premiums	–	–	111,027	–		111,027
Property and casualty insurance premiums	–	89,667	–	(3,149)	(c)	86,518
Net investment and interest income	3,135	25,376	123,809	(4,059)	(b)	148,261
Other revenue	427,836	–	3,976	(439)	(b)	431,373
Total revenues	5,398,267	115,043	238,812	(12,375)		5,739,747
Costs and expenses:						
Operating expenses	2,621,270	42,456	21,112	(8,297)	(b,c)	2,676,541
Commission expenses	429,581	–	–	–		429,581
Cost of sales	259,585	–	–	–		259,585
Benefits and losses	–	22,448	164,199	–		186,647
Amortization of deferred policy acquisition costs	–	–	33,854	–		33,854
Lease expense	31,973	359	109	(2,531)	(b)	29,910
Depreciation, net gains on disposals	482,752	–	–	–		482,752
Net gains on disposal of real estate	(4,120)	–	–	–		(4,120)
Total costs and expenses	3,821,041	65,263	219,274	(10,828)		4,094,750
Earnings from operations before equity in earnings of subsidiaries	1,577,226	49,780	19,538	(1,547)		1,644,997
Equity in earnings of subsidiaries	54,746	–	–	(54,746)	(d)	–
Earnings from operations	1,631,972	49,780	19,538	(56,293)		1,644,997
Other components of net periodic benefit costs	(1,120)	–	–	–		(1,120)
Interest expense	(168,491)	–	(480)	1,547	(b)	(167,424)
Fees on early extinguishment of debt	(956)	–	–	–		(956)
Pretax earnings	1,461,405	49,780	19,058	(54,746)		1,475,497
Income tax expense	(338,119)	(10,378)	(3,714)	–		(352,211)
Net earnings available to common stockholders	$ 1,123,286	$ 39,402	$ 15,344	(54,746)		$ 1,123,286

(a) Balances for the year ended December 31, 2021
(b) Eliminate intercompany lease/interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Consolidating statements of operations by industry segment for year ending March 31, 2021 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Eliminations		U-Haul Holding Company Consolidated
			(In thousands)			
Revenues:						
Self-moving equipment rentals	$ 3,086,824	$ –	$ –	$ (3,507)	(c)	$ 3,083,317
Self-storage revenues	477,262	–	–	–		477,262
Self-moving and self-storage products and service sales	344,929	–	–	–		344,929
Property management fees	31,603	–	–	–		31,603
Life insurance premiums	–	–	121,609	–		121,609
Property and casualty insurance premiums	–	70,285	–	(1,506)	(c)	68,779
Net investment and interest income	2,259	16,452	107,745	(3,518)	(b)	122,938
Other revenue	288,797	–	3,280	(529)	(b)	291,548
Total revenues	4,231,674	86,737	232,634	(9,060)		4,541,985
Costs and expenses:						
Operating expenses	2,137,381	35,450	20,376	(5,523)	(b,c)	2,187,684
Commission expenses	329,609	–	–	–		329,609
Cost of sales	214,059	–	–	–		214,059
Benefits and losses	–	18,558	160,954	–		179,512
Amortization of deferred policy acquisition costs	–	–	28,293	–		28,293
Lease expense	30,551	231	135	(2,447)	(b)	28,470
Depreciation, net gains on disposals	609,930	–	–	–		609,930
Net losses on disposal of real estate	3,281	–	–	–		3,281
Total costs and expenses	3,324,811	54,239	209,758	(7,970)		3,580,838
Earnings from operations before equity in earnings of subsidiaries	906,863	32,498	22,876	(1,090)		961,147
Equity in earnings of subsidiaries	44,441	–	–	(44,441)	(d)	–
Earnings from operations	951,304	32,498	22,876	(45,531)		961,147
Other components of net periodic benefit costs	(987)	–	–	–		(987)
Interest expense	(164,592)	–	–	1,090	(b)	(163,502)
Pretax earnings	785,725	32,498	22,876	(44,441)		796,658
Income tax expense	(174,869)	(6,778)	(4,155)	–		(185,802)
Net earnings available to common stockholders	$ 610,856	$ 25,720	$ 18,721	$ (44,441)		$ 610,856

(a) Balances for the year ended December 31, 2020
(b) Eliminate intercompany lease/interest income
(c) Eliminate intercompany premiums
(d) Eliminate equity in earnings of subsidiaries

Consolidating cash flow statements by industry segment for the year ended March 31, 2023, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 922,998	$ 29,755	$ 9,972	$ (39,727)	$ 922,998
Earnings from consolidated subsidiaries	(39,727)	—	—	39,727	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	733,879	—	—	—	733,879
Amortization of deferred policy acquisition costs	—	—	27,924	—	27,924
Amortization of premiums and accretion of discounts related to investments, net	—	1,691	18,375	—	20,066
Amortization of debt issuance costs	7,087	—	—	—	7,087
Interest credited to policyholders	—	—	55,822	—	55,822
Provision for recoveries for losses on trade receivables, net	(4,714)	(146)	—	—	(4,860)
Provision for allowance for investggories and parts reserve	9,490	—	—	—	9,490
Net gains on disposal of personal property	(247,084)	—	—	—	(247,084)
Net losses on disposal of personal property	5,596	—	—	—	5,596
Net (gains) losses on sales of investments	—	44	8,256	—	8,300
Net losses on equity investments	—	9,091	—	—	9,091
Deferred income taxes, net	137,159	(2,757)	(2,648)	—	131,754
Net change in other operating assets and liabilities:					
Reinsurance recoverables and trade receivables	39,510	2,322	2,882	—	44,714
Inventories and parts	(2,225)	—	—	—	(2,225)
Prepaid expenses	(5,575)	—	—	—	(5,575)
Capitalization of deferred policy acquisition costs	—	—	(25,202)	—	(25,202)
Other assets and Right of use assets - operating, net	17,102	2	(1,077)	—	16,027
Related party assets	(4,898)	4,354	—	—	(544)
Accounts payable and accrued expenses and operating lease liabilities	16,935	625	16,703	—	34,263
Policy benefits and losses, claims and loss expenses payable	5,849	(7,372)	(12,185)	—	(13,708)
Other policyholders' funds and liabilities	—	(819)	(1,761)	—	(2,580)
Deferred income	3,371	—	1,766	—	5,137
Related party liabilities	(1,048)	(640)	928	—	(760)
Net cash provided by operating activities	1,593,705	36,150	99,755	—	1,729,610
Cash flows from investing activities:					
Escrow deposits	9,298	—	—	—	9,298
Purchases of:					
Property, plant and equipment	(2,726,967)	—	—	3,066 (b)	(2,723,901)
Short term investments	—	(59,425)	(612)	—	(60,037)
Fixed maturities investments	(224,999)	(41,391)	(297,062)	—	(563,452)
Equity securities	—	(3,281)	(1,651)	—	(4,932)
Real estate	(2,677)	(5,031)	(977)	—	(8,685)
Mortgage loans	—	(37,612)	(166,967)	—	(204,579)
Proceeds from sales and paydowns of:					
Property, plant and equipment	701,331	—	—	—	701,331
Short term investments	—	74,457	—	—	74,457
Fixed maturities investments	—	18,940	177,695	—	196,635
Equity securities	—	1,280	6	—	1,286
Real estate	—	—	3,066	(3,066) (b)	—
Mortgage loans	—	16,389	144,805	—	161,194
Net cash used by investing activities	(2,244,014)	(35,674)	(141,697)	—	(2,421,385)

(page 1 of 2)

(a) Balance for the period ended December 31, 2022
(b) Eliminate purchase and sale of real estate

Continuation of consolidating cash flow statements by industry segment for the year ended March 31, 2023, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	1,017,898	–	–	–	1,017,898
Principal repayments on credit facilities	(801,994)	–	–	–	(801,994)
Payments of debt issuance costs	(5,237)	–	–	–	(5,237)
Finance lease payments	(124,188)	–	–	–	(124,188)
Securitization deposits	217	–	–	–	217
Voting Common stock dividends paid	(19,608)	–	–	–	(19,608)
Series N Non-Voting Common Stock dividends paid	(14,117)	–	–	–	(14,117)
Investment contract deposits	–	–	341,483	–	341,483
Investment contract withdrawals	–	–	(334,659)	–	(334,659)
Net cash provided by financing activities	52,971	–	6,824	–	59,795
Effects of exchange rate on cash	(11,633)	–	–	–	(11,633)
Increase (decrease) in cash and cash equivalents	(608,971)	476	(35,118)	–	(643,613)
Cash and cash equivalents at beginning of year	2,643,213	10,800	50,124	–	2,704,137
Cash and cash equivalents at end of year	$ 2,034,242	$ 11,276	$ 15,006	$ –	$ 2,060,524

(page 2 of 2)

(a) Balance for the period ended December 31, 2022

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Consolidating cash flow statements by industry segment for the year ended March 31, 2022, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 1,123,286	$ 39,402	$ 15,344	$ (54,746)	$ 1,123,286
Earnings from consolidated subsidiaries	(54,746)	—	—	54,746	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	696,955	—	—	—	696,955
Amortization of deferred policy acquisition costs	—	—	33,854	—	33,854
Amortization of premiums and accretion of discounts related to investments, net	—	1,638	18,111	—	19,749
Amortization of debt issuance costs	5,659	—	—	—	5,659
Interest credited to policyholders	—	—	64,692	—	64,692
Change in allowance (recoveries) for losses on trade receivables, net	4,689	(456)	(6)	—	4,227
Change in allowance for inventories and parts reserve	15,235	—	—	—	15,235
Net gains on disposal of personal property	(214,203)	—	—	—	(214,203)
Net gains on disposal of real estate	(4,120)	—	—	—	(4,120)
Net gains on sales of investments	—	(991)	(10,881)	—	(11,872)
Net gains on equity securities	—	(7,837)	—	—	(7,837)
Deferred income taxes	106,869	1,347	(7,125)	—	101,091
Net change in other operating assets and liabilities:					
Reinsurance recoverables and trade receivables	(28,776)	17,180	2,409	—	(9,187)
Inventories and parts	(68,536)	—	—	—	(68,536)
Prepaid expenses	232,342	—	—	—	232,342
Capitalization of deferred policy acquisition costs	—	—	(32,626)	—	(32,626)
Other assets and Right of use assets - operating, net	15,136	346	(133)	—	15,349
Related party assets	(10,517)	160	—	—	(10,357)
Accounts payable and accrued expenses and operating lease liabilities	5,601	1,821	3,092	—	10,514
Policy benefits and losses, claims and loss expenses payable	(8,428)	(18,563)	7,299	—	(19,692)
Other policyholders' funds and liabilities	—	(177)	(1,431)	—	(1,608)
Deferred income	6,551	—	(1,152)	—	5,399
Related party liabilities	255	(2,644)	310	—	(2,079)
Net cash provided by operating activities	1,823,252	31,226	91,757	—	1,946,235
Cash flows from investing activities:					
Escrow deposits	(9,328)	—	—	—	(9,328)
Purchases of:					
Property, plant and equipment	(2,136,537)	—	—	—	(2,136,537)
Short term investments	—	(74,418)	—	—	(74,418)
Fixed maturities investments	—	(10,248)	(617,078)	—	(627,326)
Equity securities	—	(17,919)	(1,380)	—	(19,299)
Preferred stock	—	—	(8,000)	—	(8,000)
Real estate	(33)	(59)	(169)	—	(261)
Mortgage loans	—	(24,032)	(134,115)	—	(158,147)
Proceeds from sales and paydowns of:					
Property, plant and equipment	623,235	—	—	—	623,235
Short term investments	—	50,737	854	—	51,591
Fixed maturities investments	—	24,201	336,736	—	360,937
Equity securities	—	20	2,026	—	2,046
Preferred stock	—	2,000	—	—	2,000
Real estate	113	—	—	—	113
Mortgage loans	—	23,634	102,584	—	126,218
Net cash (used) provided by investing activities	(1,522,550)	(26,084)	(318,542)	—	(1,867,176)

(page 1 of 2)

(a) Balance for the period ended December 31, 2021

Continuation of consolidating cash flow statements by industry segment for the year ended March 31, 2022, are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	1,969,474	–	–	–	1,969,474
Principal repayments on credit facilities	(426,319)	–	(11,187)	–	(437,506)
Payment of debt issuance costs	(13,156)	–	–	–	(13,156)
Finance lease payments	(166,262)	–	–	–	(166,262)
Common stock dividends paid	(29,412)	–	–	–	(29,412)
Investment contract deposits	–	–	347,520	–	347,520
Investment contract withdrawals	–	–	(237,503)	–	(237,503)
Net cash provided (used) by financing activities	1,334,325	–	98,830	–	1,433,155
Effects of exchange rate on cash	(2,089)	–	–	–	(2,089)
Increase (decrease) in cash and cash equivalents	1,632,938	5,142	(127,955)	–	1,510,125
Cash and cash equivalents at beginning of year	1,010,275	5,658	178,079	–	1,194,012
Cash and cash equivalents at end of year	$ 2,643,213	$ 10,800	$ 50,124	$ –	$ 2,704,137

(page 2 of 2)

(a) Balance for the period ended December 31, 2021

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Consolidating cash flow statements by industry segment for the year ended March 31, 2021 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from operating activities:					
Net earnings	$ 610,856	$ 25,720	$ 18,721	$ (44,441)	$ 610,856
Earnings from consolidated subsidiaries	(44,441)	—	—	44,441	—
Adjustments to reconcile net earnings to cash provided by operations:					
Depreciation	664,001	—	—	—	664,001
Amortization of deferred policy acquisition costs	—	—	28,293	—	28,293
Amortization of premiums and accretion of discounts related to investments, net	—	1,578	12,651	—	14,229
Amortization of debt issuance costs	5,948	—	—	—	5,948
Interest credited to policyholders	—	—	55,321	—	55,321
Change in allowance (recoveries) for losses on trade receivables, net	1,424	(217)	(1)	—	1,206
Change in allowance for inventories and parts reserve	1,298	—	—	—	1,298
Net gains on disposal of personal property	(54,071)	—	—	—	(54,071)
Net losses on disposal of real estate	3,281	—	—	—	3,281
Net gains on sales of investments	—	(158)	(9,900)	—	(10,058)
Net gains on equity securities	—	(394)	—	—	(394)
Deferred income taxes	72,407	459	(4,455)	—	68,411
Net change in other operating assets and liabilities:					
Reinsurance recoverables and trade receivables	(60,806)	27,302	(6,012)	—	(39,516)
Inventories and parts	(5,775)	—	—	—	(5,775)
Prepaid expenses	94,359	—	—	—	94,359
Capitalization of deferred policy acquisition costs	—	—	(36,162)	—	(36,162)
Other assets and Right of use assets - operating, net	44,265	537	(551)	—	44,251
Related party assets	(12,790)	303	—	12,000 (b)	(487)
Accounts payable and accrued expenses and operating lease liabilities	82,102	(3,497)	113	—	78,718
Policy benefits and losses, claims and loss expenses payable	14,919	(31,398)	14,487	—	(1,992)
Other policyholders' funds and liabilities	—	(2,053)	4,283	—	2,230
Deferred income	10,780	—	608	—	11,388
Related party liabilities	1,136	1,187	9,737	(12,000) (b)	60
Net cash provided by operating activities	1,428,893	19,369	87,133	—	1,535,395
Cash flows from investing activities:					
Escrow deposits	(5,221)	—	—	—	(5,221)
Purchases of:					
Property, plant and equipment	(1,441,475)	—	—	—	(1,441,475)
Short term investments	—	(69,929)	—	—	(69,929)
Fixed maturities investments	—	(18,823)	(587,410)	—	(606,233)
Equity securities	—	—	(962)	—	(962)
Preferred stock	—	—	(16,144)	—	(16,144)
Real estate	—	—	(622)	—	(622)
Mortgage loans	—	(18,035)	(140,036)	—	(158,071)
Proceeds from sales and paydowns of:					
Property, plant and equipment	537,484	—	—	—	537,484
Short term investments	—	69,669	49	—	69,718
Fixed maturities investments	—	20,854	508,385	—	529,239
Equity securities	—	—	207	—	207
Preferred stock	—	2,700	—	—	2,700
Real estate	255	—	—	—	255
Mortgage loans	—	17,659	11,866	—	29,525
Net cash used by investing activities	(908,957)	4,095	(224,667)	—	(1,129,529)

(page 1 of 2)

(a) Balance for the period ended December 31, 2020
(b) Eliminate intercompany recivables and payables

Continuation of consolidating cash flow statements by industry segment for the year ended March 31, 2021 are as follows:

	Moving & Storage Consolidated	Property & Casualty Insurance (a)	Life Insurance (a)	Elimination	U-Haul Holding Company Consolidated
			(In thousands)		
Cash flows from financing activities:					
Borrowings from credit facilities	912,408	–	9,600	–	922,008
Principal repayments on credit facilities	(652,728)	–	(9,860)	–	(662,588)
Payment of debt issuance costs	(5,793)	–	–	–	(5,793)
Finance lease payments	(221,247)	–	–	–	(221,247)
Common stock dividends paid	(49,019)	–	–	–	(49,019)
Net contribution from (to) related party	41,199	(22,600)	(18,599)	–	–
Investment contract deposits	–	–	517,856	–	517,856
Investment contract withdrawals	–	–	(213,864)	–	(213,864)
Net cash provided (used) by financing activities	24,820	(22,600)	285,133	–	287,353
Effects of exchange rate on cash	6,441	–	–	–	6,441
Increase in cash and cash equivalents	551,197	864	147,599	–	699,660
Cash and cash equivalents at beginning of year	459,078	4,794	30,480	–	494,352
Cash and cash equivalents at end of year	$ 1,010,275	$ 5,658	$ 178,079	$ –	$ 1,194,012

(page 2 of 2)

(a) Balance for the period ended December 31, 2020

Note 23. Revenue Recognition

Revenue Recognized in Accordance with ASC Topic 606

ASC Topic 606, *Revenue from Contracts with Customers (Topic 606)*, outlines a five-step model for entities to use in accounting for revenue arising from contracts with customers. The standard applies to all contracts with customers except for leases, insurance contracts, financial instruments, certain nonmonetary exchanges and certain guarantees. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

We entered into contracts that may include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of amounts collected from customers for taxes, such as sales tax, and remitted to the applicable taxing authorities. We account for a contract under Topic 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. For contracts scoped into this standard, revenue is recognized when (or as) the performance obligations are satisfied by means of transferring goods or services to the customer as applicable to each revenue stream as discussed below. There were no material contract assets or liabilities for fiscal 2023.

Sales of self-moving and self-storage related products are recognized at the time that title passes and the customer accepts delivery. The performance obligations identified for this portfolio of contracts include moving and storage product sales, installation services and/or propane sales. Each of these performance obligations has an observable stand-alone selling price. We concluded that the performance obligations identified are satisfied at a point in time. The basis for this conclusion is that the customer does not receive the product/propane or benefit from the installation services until the related performance obligation is satisfied. These products/services being provided have an alternative use as they are not customized and can be sold/provided to any customer. In addition, we only have the right to receive payment once the products have been transferred to the customer or the installation services have been completed. Although product sales have a right of return policy, our estimated obligation for future product returns is not material to the financial statements at this time.

Property management fees are recognized over the period that agreed-upon services are provided. The performance obligation for this portfolio of contracts is property management services, which represents a series of distinct days of service, each of which is comprised of activities that may vary from day to day. However, those tasks are activities to fulfill the property management services and are not separate promises in the contract. We determined that each increment of the promised service is distinct. This is because the customer can benefit from each increment of service on its own and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the entity's ability to fulfill another day of service or the benefit to the customer of another day of service. As such, we concluded that the performance obligation is satisfied over time. Additionally, in certain contracts the Company has the ability to earn an incentive fee based on operational results. We measure and recognize the progress toward completion of the performance obligation on a quarterly basis using the most likely amount method to determine an accrual for the incentive fee portion of the compensation received in exchange for the property management service. The variable consideration recognized is subject to constraints due to a range of possible consideration amounts based on actual operational results.

Other revenue consists of numerous services or rentals, of which U-Box contracts and service fees from Moving Help® are the main components. The performance obligations identified for U-Box contracts are fees for rental, storage and shipping of U-Box containers to a specified location, each of which are distinct. A contract may be partially within the scope of Topic 606 and partially within the scope of other topics. The rental and storage obligations in U-Box contracts meet the definition of a lease in Topic 842, while the shipping obligation represents a contract with a customer accounted for under Topic 606. Therefore, we allocate the total transaction price between the performance obligations of storage fees and rental fees and the shipping fees on a standalone selling price basis. U-Box shipping fees are collected once the shipment is in transit. Shipping fees in U-Box contracts are set at the initiation of the contract based on the shipping origin and destination, and the performance obligation is satisfied over time. U-Box shipping contracts span over a relatively short period of time, and the majority of these contracts begin and end within the same fiscal year. Moving Help® services fees are recognized in accordance with Topic 606. Moving Help services are generated as we provide a neutral venue for the connection between the service provider and the customer for agreed upon services. We do not control the specified services provided by the service provider before that service is transferred to the customer.

Revenue Recognized in Accordance with Topic 842

The Company's self-moving rental revenues meet the definition of a lease pursuant to the guidance in Topic 842 because those substitution rights do not provide an economic benefit to the Company that would exceed the cost of exercising the right.

Self-moving rentals are recognized over the contract period that trucks and moving equipment are rented. We offer two types of self-moving rental contracts, one-way rentals and in-town rentals, which have varying payment terms. Customer payment is received at the initiation of the contract for one-way rentals which covers an allowable limit for equipment usage. An estimated fee in the form of a deposit is received at the initiation of the contract for in-town rentals, and final payment is received upon the return of the equipment based on actual fees incurred. The contract price is estimated at the initiation of the contract, as there is variable consideration associated with ratable fees incurred based on the number of days the equipment is rented and the number of miles driven. Variable consideration is estimated using the most likely amount method which is based on the intended use of the rental equipment by the customer at the initiation of the contract. Historically, the variability in estimated transaction pricing compared to actual is not significant due to the relatively short duration of rental contracts. Each performance obligation has an observable stand-alone selling price. The input method of passage of time is appropriate as there is a direct relationship between our inputs and the transfer of benefit to the customer over the life of the contract. Self-moving rental contracts span a relatively short period of time, and the majority of these contracts began and ended within the same fiscal year.

Self-storage revenues are recognized as earned over the contract period based upon the number of paid storage contract days.

We lease portions of our operating properties to tenants under agreements that are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of our rental expenses, including common area maintenance, real estate taxes and insurance, are recovered from our customers.

The following table summarizes the minimum lease payments due from our customers and operating property tenants on leases for the next five years and thereafter:

	Year Ended March 31,					
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**
	(In thousands)					
Self-moving equipment rentals	$ 5,750	$ –	$ –	$ –	$ –	$ –
Property lease revenues	19,223	12,378	9,552	7,680	5,050	38,998
Total	$ 24,973	$ 12,378	$ 9,552	$ 7,680	$ 5,050	$ 38,998

The amounts above do not reflect future rental revenue from the renewal or replacement of existing leases.

Revenue Recognized in Accordance with Other Topics

Traditional life and Medicare supplement insurance premiums are recognized as revenue over the premium-paying periods of the contracts when due from the policyholders. For products where premiums are due over a significantly shorter duration than the period over which benefits are provided, such as our single premium whole life product, premiums are recognized when received and excess profits are deferred and recognized in relation to the insurance in force.

Property and casualty insurance premiums are recognized as revenue over the policy periods. Interest and investment income are recognized as earned.

Net investment and interest income has multiple components. Interest income from bonds and mortgage notes are recognized when earned. Dividends on common and preferred stocks are recognized on the ex-dividend dates. Realized gains and losses on the sale or exchange of investments are recognized at the trade date.

In the following tables, the revenue is disaggregated by timing of revenue recognition:

		Years Ended March 31,	
	2023	**2022**	**2021**
		(In thousands)	
Revenues recognized over time	$ 320,822	$ 284,401	$ 182,278
Revenues recognized at a point in time	425,584	414,985	396,600
Total revenues recognized under ASC 606	746,406	699,386	578,878
Revenues recognized under ASC 842	4,744,746	4,690,434	3,644,798
Revenues recognized under ASC 944	196,860	201,666	195,371
Revenues recognized under ASC 320	176,679	148,261	122,938
Total revenues	$ 5,864,691	$ 5,739,747	$ 4,541,985

In the above table, the revenues recognized over time include property management fees, the shipping fees associated with U-Box rentals and a portion of other revenues. Revenues recognized at a point in time include self-moving equipment rentals, self-moving and self-storage products and service sales and a portion of other revenues.

We recognized liabilities resulting from contracts with customers for self-moving equipment rentals, self-storage revenues, U-Box revenues and tenant revenues, in which the length of the contract goes beyond the reported period end, although rental periods of the equipment, storage and U-Box contract are generally short-term in nature. The timing of revenue recognition results in liabilities that are reflected in deferred income on the balance sheet.

Note 24. Allowance for Credit Losses

Mortgage loans, net

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at amortized cost. Modeling for the Company's mortgage loans is based on inputs most highly correlated to defaults, including loan-to-value, occupancy, and payment history. Historical credit loss experience provides additional support for the estimation of expected credit losses. In assessing the credit losses, the portfolio is reviewed on a collective basis, using loan-specific cash flows to determine the fair value of the collateral in the event of default. Adjustments to this analysis are made to assess loans with a loan-to-value of 65% or greater. These loans are evaluated on an individual basis and loan specific risk characteristics such as occupancy levels, expense, income growth and other relevant available information from internal and external sources relating to past events, current conditions, and reasonable and supportable forecasts.

When management determines that credit losses are expected to occur, an allowance for expected credit losses based on the fair value of the collateral is recorded.

Reinsurance recoverables

Reinsurance recoverable on paid and unpaid benefits was less than 1% of the total assets as of January 1, 2022 which is immaterial based on historical loss experience and high credit rating of the reinsurers.

Premium receivables

Premiums receivables were $4.1 million and $1.7 million as of December 31, 2022 and 2021, respectively, in which the credit loss allowance is immaterial based on our ability to cancel the policy if the policyholder doesn't pay premiums.

The following details the changes in the Company's reserve allowance for credit losses for trade receivables, fixed maturities and investments, other:

	Allowance for Credit Losses			
	Trade Receivables	**Investments, Fixed Maturities**	**Investments, other**	Total
		(In thousands)		
Balance as of March 31, 2021	$ 4,421	$ 1,320	$ 501	$ 6,242
Provision for (reversal of) credit losses	4,228	(1,260)	–	2,968
Write-offs against allowance	–	–	–	–
Recoveries	–	–	–	–
Balance as of March 31, 2022	$ 8,649	$ 60	$ 501	$ 9,210
Provision for (reversal of) credit losses	(4,860)	2,041	16	(2,803)
Write-offs against allowance	–	–	–	–
Recoveries	–	–	–	–
Balance as of March 31, 2023	$ 3,789	$ 2,101	$ 517	$ 6,407

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF U-HAUL HOLDING COMPANY

(PARENT COMPANY ONLY)

BALANCE SHEETS

		March 31,		
		2023		2022
		(In thousands)		
ASSETS				
Cash and cash equivalents	$	1,662,790	$	2,085,447
Investment in subsidiaries		4,575,886		4,308,020
Related party assets		2,482,280		1,842,445
Other assets		403,191		178,691
Total assets	$	9,124,147	$	8,414,603
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Other liabilities	$	2,601,631	$	2,463,308
		2,601,631		2,463,308
Stockholders' equity:				
Preferred stock		–		–
Voting Common stock		10,497		10,497
Non-Voting Common Stock		176		–
Additional paid-in capital		453,853		454,029
Accumulated other comprehensive income (loss)		(272,865)		45,187
Retained earnings:				
Beginning of period		6,119,232		5,025,358
Net earnings		922,998		1,123,286
Common Stock Dividends		(19,608)		(29,412)
Non-Voting Common Stock dividends		(14,117)		–
End of period		7,008,505		6,119,232
Cost of common shares in treasury		(525,653)		(525,653)
Cost of preferred shares in treasury		(151,997)		(151,997)
Total stockholders' equity		6,522,516		5,951,295
Total liabilities and stockholders' equity	$	9,124,147	$	8,414,603

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF U-HAUL HOLDING COMPANY
(PARENT COMPANY ONLY)
STATEMENTS OF OPERATIONS

		Years Ended March 31,	
	2023	**2022**	**2021**
	(In thousands, except share and per share data)		
Revenues:			
Net interest income and other revenues	$ 54,823 $	1,516 $	720
Expenses:			
Operating expenses	13,937	5,517	6,753
Other expenses	127	115	115
Total expenses	14,064	5,632	6,868
Equity in earnings of subsidiaries	581,043	1,011,841	508,632
Interest income	413,170	131,400	135,673
Pretax earnings	1,034,972	1,139,125	638,157
Income tax expense	(111,974)	(15,839)	(27,301)
Net earnings available to common shareholders	$ 922,998 $	1,123,286 $	610,856
Basic and diluted earnings per share of Common Stock	$ 5.54 $	7.08 $	5.37
Weighted average shares outstanding of Common Stock: Basic and diluted	19,607,788	19,607,788	19,607,788
Basic and diluted earnings per share of Series N Non-Voting Common Stock $	4.62 $	5.58 $	2.87
Weighted average shares outstanding of Series N Non-Voting Common Stock: Basic and diluted	176,470,092	176,470,092	176,470,092

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF U-HAUL HOLDING COMPANY
(PARENT COMPANY ONLY)
STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended March 31,	
	2023	**2022**	**2021**
	(In thousands)		
Net earnings	$ 922,998 $	1,123,286 $	610,856
Other comprehensive income (loss)	(318,052)	(57,381)	67,468
Total comprehensive income	$ 604,946 $	1,065,905 $	678,324

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF U-HAUL HOLDING COMPANY
(PARENT COMPANY ONLY)
STATEMENTS OF CASH FLOW

		Years Ended March 31,	
	2023	2022	2021
	(In thousands)		
Cash flows from operating activities:			
Net earnings	$ 922,998	$ 1,123,286	$ 610,856
Change in investments in subsidiaries	(581,043)	(1,011,841)	(508,632)
Adjustments to reconcile net earnings to cash provided by operations:			
Depreciation	3	1	1
Amortization of debt issuance costs	859	292	924
Deferred income taxes	137,159	106,869	72,407
Net change in other operating assets and liabilities:			
Prepaid expenses	6,120	234,490	88,898
Other assets	(2,884)	(4)	–
Related party assets	(120)	(240)	(12,000)
Accounts payable and accrued expenses	(2,499)	5,461	(4,019)
Net cash provided by operating activities	480,593	458,314	248,435
Cash flows from investing activities:			
Purchases of property, plant and equipment	(1)	(11)	(3)
Purchase of fixed maturities investments	(224,999)	–	–
Net cash used by investing activities	(225,000)	(11)	(3)
Cash flows from financing activities:			
Borrowings from credit facilities	–	1,200,000	200,000
Principal repayments on credit facilities	–	–	(200,000)
Debt issuance costs	–	(8,468)	(924)
Proceeds from (repayments) of intercompany loans	(637,585)	(284,438)	211,064
Common stock dividends paid	(19,608)	(29,412)	(49,019)
Non-Voting Common Stock dividends paid	(14,117)	–	–
Net contribution from related party	–	–	41,199
Net cash provided (used) by financing activities	(671,310)	877,682	202,320
Effects of exchange rate on cash	(6,940)	(1,591)	5,773
Increase (decrease) in cash and cash equivalents	(422,657)	1,334,394	456,525
Cash and cash equivalents at beginning of period	2,085,447	751,053	294,528
Cash and cash equivalents at end of period	$ 1,662,790	$ 2,085,447	$ 751,053

Income taxes paid (received) amounted to $145.7 million, ($4.5) million and $29.0 million for fiscal 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF U-HAUL HOLDING COMPANY

(PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL INFORMATION

MARCH 31, 2023, 2022, AND 2021

1. Summary of Significant Accounting Policies

U-Haul Holding Company, a Nevada corporation, was incorporated in April, 1969, and is the holding Company for U-Haul International, Inc., Amerco Real Estate Company, Repwest Insurance Company and Oxford Life Insurance Company. The financial statements of the Registrant should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this Annual Report.

U-Haul Holding Company is included in a consolidated Federal income tax return with all of its U.S. subsidiaries. Accordingly, the provision for income taxes has been calculated for Federal income taxes of U-Haul Holding Company and subsidiaries included in the consolidated return of U-Haul Holding Company. State taxes for all subsidiaries are allocated to the respective subsidiaries.

The financial statements include only the accounts of U-Haul Holding Company, which include certain of the corporate operations of U-Haul Holding Company. The interest in U-Haul Holding Company's majority owned subsidiaries is accounted for using the equity method. The intercompany interest income and expenses are eliminated in the Consolidated Financial Statements.

2. Guarantees

U-Haul Holding Company has guaranteed performance of certain long-term leases and other obligations. See Note 18, Leases, and Note 20, Related Party Transactions, of the Notes to Consolidated Financial Statements.

SCHEDULE II

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at Year End
Year ended March 31, 2023			(In thousands)		
Allowance for obsolescence (deducted from inventory)	$ 1,080	$ –	$ –	$ (151)	$ 929
Allowance for LIFO (deducted from inventory)	$ 37,400	$ 9,665	$ –	$ –	$ 47,065
Year ended March 31, 2022					
Allowance for obsolescence (deducted from inventory)	$ 1,416	$ –	$ –	$ (336)	$ 1,080
Allowance for LIFO (deducted from inventory)	$ 21,832	$ 15,568	$ –	$ –	$ 37,400
Year ended March 31, 2021					
Allowance for credit losses (deducted from trade receivable)	$ 535	$ 2,179	$ 2,680	$ (973)	$ 4,421
Allowance for obsolescence (deducted from inventory)	$ 3,063	$ –	$ –	$ (1,647)	$ 1,416
Allowance for LIFO (deducted from inventory)	$ 18,886	$ 2,946	$ –	$ –	$ 21,832
Allowance for probable losses (deducted from mortgage loans)	$ 493	$ –	$ –	$ (45)	$ 448

SCHEDULE V
U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
SUPPLEMENTAL INFORMATION (FOR PROPERTY-CASUALTY INSURANCE OPERATIONS)
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

(In thousands)

Fiscal Year	Affiliation with Registrant	Deferred Policy Acquisition Cost	Reserves for Unpaid Claims and Adjustment Expenses	Discount if any, Deducted	Unearned Premiums	Net Earned Premiums (1)	Net Investment Income (2)	Claim and Claim Adjustment Expenses Incurred Related to Current Year	Claim and Claim Adjustment Expenses Incurred Related to Prior Year	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expense	Net Premiums Written (1)
2023	Consolidated property casualty entity	$ —	$ 151,874	$ —	(97)	$ 96,242	$ 7,314	$ 27,570	$ (5,828)	$ —	$ 22,965	$ 96,145
2022	Consolidated property casualty entity	—	159,162	—	334	89,667	24,385	28,980	(6,290)	—	24,012	90,002
2021	Consolidated property casualty entity	—	177,963	—	(294)	70,285	16,335	20,670	(3,865)	—	25,759	69,989

(1) The earned and written premiums are reported net of intersegment transactions. There were $2.9 million, $3.1 million and $1.5 million in written premiums and $3.0 million, $2.8 million and $1.8 million in earned premiums eliminated for the years ended December 31, 2022, 2021 and 2020, respectively.

(2) Net Investment Income excludes net realized (gains) losses on investments of $0.1 million, ($1.0) million and ($0.1) million for the years ended December 31, 2022, 2021 and 2020, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-Haul Holding Company

Date: June 1, 2023   /s/ Edward J. Shoen
                                                    _____
                                                    Edward J. Shoen
                                                    President and Chairman of the Board
                                                    (Principal Executive Officer)

Date: June 1, 2023   /s/ Jason A. Berg
                                                    _____
                                                    Jason A. Berg
                                                    Chief Financial Officer
                                                    (Principal Financial Officer)

Date: June 1, 2023   /s/ Maria L. Bell
                                                    _____
                                                    Maria L. Bell
                                                    Chief Accounting Officer
                                                    (Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward J. Shoen his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act or things requisite and necessary to be done in connection therewith as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Shoen Edward J. Shoen	President and Chairman of the Board	June 1, 2023
/s/ Jason A. Berg Jason A. Berg	Chief Financial Officer	June 1, 2023
/s/ Maria L. Bell Maria L. Bell	Chief Accounting Officer	June 1, 2023
/s/ James E. Acridge James E. Acridge	Director	June 1, 2023
/s/ John P. Brogan John P. Brogan	Director	June 1, 2023
/s/ James J. Grogan James J. Grogan	Director	June 1, 2023
/s/ Richard J. Herrera Richard J. Herrera	Director	June 1, 2023
/s/ Karl A. Schmidt Karl A. Schmidt	Director	June 1, 2023
/s/ Roberta R. Shank Roberta R. Shank	Director	June 1, 2023
/s/ Samuel J. Shoen Samuel J. Shoen	Director	June 1, 2023

EXHIBIT 21

U-HAUL HOLDING COMPANY
(Nevada)
Consolidated Subsidiaries

Name of Entity	Jurisdiction of Incorporation
Patriot Truck Leasing, LLC	NV
Picacho Peak Investments Co.	NV
ARCOA Risk Retention Group, Inc.	NV
U-Haul International Moves, LLC	NV
Repwest Insurance Company	AZ
Republic Claims Service Co.	AZ
Ponderosa Insurance Agency, LLC	AZ
Ponderosa Self-Storage Liability Group, LLC	AZ
RWIC Investments, Inc.	AZ
Oxford Life Insurance Company	AZ
Oxford Life Insurance Agency, Inc.	AZ
North American Insurance Company	WI
Christian Fidelity Life Insurance Company	TX
Amerco Real Estate Company	NV
Amerco Real Estate Company of Texas, Inc.	TX
Amerco Real Estate Services, Inc.	NV
Rainbow-Queen Properties, L.L.C.	AZ
Two PAC Company	NV
Twenty PAC Company	NV
Twenty-One PAC Company	NV
Nationwide Commercial Co.	AZ
AREC RW, LLC	AZ
AREC Holdings, LLC	DE
AREC 1, LLC	DE
AREC 2, LLC	DE
AREC 3, LLC	DE
AREC 4, LLC	DE
AREC 5, LLC	DE
AREC 6, LLC	DE

Name of Entity	Jurisdiction of Incorporation
AREC 7, LLC	DE
AREC 8, LLC	DE
AREC 9, LLC	DE
AREC 10, LLC	DE
AREC 11, LLC	DE
AREC 12, LLC	DE
AREC 13, LLC	DE
AREC 14, LLC	NV
AREC 15, LLC	NV
AREC 19, LLC	NV
AREC 20, LLC	NV
AREC 21, LLC	NV
AREC 22, LLC	DE
AREC 23, LLC	DE
AREC 24, LLC	DE
AREC 25, LLC	DE
AREC 26, LLC	DE
AREC 27, LLC	DE
AREC 28, LLC	DE
AREC 29, LLC	DE
AREC 30, LLC	DE
AREC 31, LLC	DE
AREC 32, LLC	DE
AREC 33, LLC	DE
AREC 34, LLC	DE
AREC 35, LLC	DE
AREC 36, LLC	DE
AREC 37, LLC	DE
AREC 38, LLC	DE
AREC 39, LLC	DE
AREC 40, LLC	NV
AREC 41, LLC	DE
AREC 42, LLC	DE
AREC 43, LLC	DE
AREC 44, LLC	DE
AREC 45, LLC	DE
AREC 46, LLC	DE
AREC 47, LLC	DE
AREC 48, LLC	DE
AREC 49, LLC	NV

Name of Entity	Jurisdiction of Incorporation
AREC 50, LLC	NV
AREC 2018, LLC	NV
AREC QOF, LLC	NV
AREC Ridgefield, LLC	NV
20 Oak Harbor, LLC	NV
41 Haig, LLC	NV
53 Roanoke, LLC	NV
74-5583 Pawai, LLC	NV
125 Beechwood, LLC	NV
333 Sunrise, LLC	NV
370 Orange Street, LLC	NV
407 Park, LLC	NV
506 Fesslers, LLC	NV
625 & 639 8th Avenue, LLC	NV
700 54th Avenue, LLC	NV
8201 Santa Fe (CA), LLC	NV
1315 3rd, LLC	NV
1450 Walbridge, LLC	NV
1506 Woodlawn, LLC	DE
1508 Woodlawn, LLC	DE
CRP Holdings Dunleavey, LLC	DE
1833 Egg Harbor Blvd, LLC	NV
2022 MC, LLC	NV
2115 West, LLC	NV
2317 Route 70, LLC	DE
2823 Nashville Road, LLC	DE
3400 MacArthur, LLC	NV
3410 Galena, LLC	DE
3463 Billy Hext, LLC	NV
3700 Bigelow, LLC	NV
4029 Golden, LLC	DE
4251 Hiawatha, LLC	NV
4795 Charlotte, LLC	NV
5655 Whipple, LLC	NV
8250 Hwy 99, LLC	NV
8272 Hwy 59, LLC	NV
Foster 81st, LLC	DE
Kansas City 454, LLC	NV
Rosehill Street, LLC	NV
West 16th, LLC	DE

Name of Entity	Jurisdiction of Incorporation
West 136, LLC	DE
Shoen Family Holdings, LLC	NV
AREC 1031 Holdings, LLC	NV
8 Erie EAT, LLC	NV
53 Technology EAT, LLC	NV
60 Burrell Plaza EAT, LLC	NV
88 Birnie EAT, LLC	NV
176 Ragland EAT, LLC	NV
200-220 North Point EAT, LLC	NV
207 Simpson EAT, LLC	NV
339-341 Lehigh EAT, LLC	NV
463 Lakewood EAT, LLC	NV
529 & Westgreen EAT, LLC	NV
665 Perry EAT, LLC	NV
800 28 EAT, LLC	NV
817 Appleyard EAT, LLC	NV
900 Roswell EAT, LLC	NV
950 25th EAT, LLC	NV
1200 Main EAT, LLC	NV
1320 Grandview EAT, LLC	NV
1450 South West EAT, LLC	NV
2811 Vista EAT, LLC	NV
4225 Hiawatha EAT, LLC	NV
5204 Links EAT, LLC	NV
6805 Corporate EAT, LLC	NV
6910 Richmond EAT, LLC	NV
8135-8171 Houghton Lake EAT, LLC	NV
10412 Sprague EAT, LLC	NV
10681 Loop 1604 EAT, LLC	NV
Dimond EAT, LLC	NV
Marginal EAT, LLC	NV
U-Haul International, Inc.	NV
United States:	
A & M Associates, Inc.	AZ
Web Team Associates, Inc.	NV
eMove, Inc.	NV
U-Haul Business Consultants, Inc.	AZ
U-Haul Leasing & Sales Co.	NV
RTAC, LLC	NV

Name of Entity	Jurisdiction of Incorporation
U-Haul R Fleet, LLC	NV
2010 BE-BP-2, LLC	NV
2010 U-Haul S Fleet, LLC	NV
2010 TM-1, LLC	NV
2010 TT-1, LLC	NV
2010 DC-1, LLC	NV
2013 U-Haul R Fleet, LLC	NV
2013 BP, LLC	NV
2013 U-Haul R Fleet 2, LLC	NV
2013 BOA-BE, LLC	NV
2013 U-Haul R Fleet 3, LLC	NV
2013 NYCB-BE, LLC	NV
U-Haul Moving Partners, Inc.	NV
U-Haul Self-Storage Management (WPC), Inc.	NV
U-Haul Co. of Alabama, Inc.	AL
U-Haul Co. of Alaska	AK
U-Haul Co. of Arizona	AZ
Boxman Rentals, LLC	NV
U-Haul Titling, LLC	NV
2010 U-Haul Titling 2, LLC	NV
2010 U-Haul Titling 3, LLC	NV
2013 U-Haul Titling 1, LLC	NV
2013 U-Haul Titling 2, LLC	NV
2013 U-Haul Titling 3, LLC	NV
CGAF Holdings, LLC	NV
Casa Grande Alternative Fuel Co., LLC	NV
U-Haul Co. of Arkansas	AR
U-Haul Co. of California	CA
U-Haul Co. of Colorado	CO
U-Haul Co. of Connecticut	CT
U-Haul Co. of District of Columbia, Inc.	DC
U-Haul Co. of Florida	FL
6810 US Hwy 1, LLC	NV
1800 State Road, LLC	NV
Sample Square Office Park Property Owners' Master Association, Inc.	FL
U-Haul Co. of Florida 2, LLC	DE
U-Haul Co. of Florida 3, LLC	DE
U-Haul Co. of Florida 4, LLC	DE
U-Haul Co. of Florida 5, LLC	DE

Name of Entity	Jurisdiction of Incorporation
U-Haul Co. of Florida 8, LLC	DE
U-Haul Co. of Florida 9, LLC	DE
U-Haul Co. of Florida 10, LLC	DE
U-Haul Co. of Florida 905, LLC	DE
U-Haul Co. of Florida 14, LLC	NV
U-Haul Co. of Florida 15, LLC	NV
U-Haul Co. of Florida 19, LLC	NV
U-Haul Co. of Florida 21, LLC	NV
U-Haul Co. of Florida 22, LLC	DE
U-Haul Co. of Florida 23, LLC	DE
U-Haul Co. of Florida 24, LLC	DE
U-Haul Co. of Florida 25, LLC	DE
U-Haul Co. of Florida 26, LLC	DE
U-Haul Co. of Florida 28, LLC	DE
U-Haul Co. of Florida 30, LLC	DE
U-Haul Co. of Florida 31, LLC	DE
U-Haul Co. of Florida 32, LLC	DE
U-Haul Co. of Florida 33, LLC	DE
U-Haul Co. of Florida 34, LLC	DE
U-Haul Co. of Florida 35, LLC	DE
U-Haul Co. of Florida 42, LLC	DE
U-Haul Co. of Florida 44, LLC	DE
U-Haul Co. of Florida 48, LLC	DE
U-Haul Co. of Florida 49, LLC	NV
U-Haul Co. of Florida 50, LLC	NV
U-Haul Co. of Georgia	GA
U-Haul of Hawaii, Inc.	HI
U-Haul Co. of Idaho, Inc.	ID
U-Haul Co. of Illinois, Inc.	IL
U-Haul Co. of Indiana, Inc.	IN
U-Haul Co. of Iowa, Inc.	IA
U-Haul Co. of Kansas, Inc.	KS
U-Haul Co. of Kentucky	KY
U-Haul Co. of Louisiana	LA
U-Haul Co. of Maine, Inc.	ME
U-Haul Co. of Maryland, Inc.	MD
U-Haul Co. of Massachusetts and Ohio, Inc.	MA
Collegeboxes, LLC	MA
U-Haul Co. of Michigan	MI
U-Haul Co. of Minnesota	MN

Name of Entity	Jurisdiction of Incorporation
U-Haul Co. of Mississippi	MS
U-Haul Company of Missouri	MO
U-Haul Co. of Montana, Inc.	MT
U-Haul Co. of Nebraska	NE
U-Haul Co. of Nevada, Inc.	NV
U-Haul Co. of New Hampshire, Inc.	NH
U-Haul Co. of New Jersey, Inc.	NJ
U-Haul Co. of New Mexico, Inc.	NM
U-Haul Co. of New York and Vermont, Inc.	NY
U-Haul Co. of North Carolina	NC
U-Haul Co. of North Dakota	ND
U-Haul Co. of Oklahoma, Inc.	OK
U-Haul Co. of Oregon	OR
U-Haul Co. of Pennsylvania	PA
U-Haul Co. of Rhode Island	RI
U-Haul Co. of South Carolina, Inc.	SC
U-Haul Co. of South Dakota, Inc.	SD
U-Haul Co. of Tennessee	TN
U-Haul Co. of Texas	TX
U-Haul Propane of Texas, LLC	NV
U-Haul Co. of Utah, Inc.	UT
U-Haul Co. of Virginia	VA
U-Haul Co. of Washington	WA
U-Haul Co. of West Virginia	WV
U-Haul Co. of Wisconsin, Inc.	WI
U-Haul Co. of Wyoming, Inc.	WY
UHIL Holdings, LLC	DE
UHIL 1, LLC	DE
UHIL 2, LLC	DE
UHIL 3, LLC	DE
UHIL 4, LLC	DE
UHIL 5, LLC	DE
UHIL 6, LLC	DE
UHIL 7, LLC	DE
UHIL 8, LLC	DE
UHIL 9, LLC	DE
UHIL 10, LLC	DE
UHIL 11, LLC	DE
UHIL 12, LLC	DE
UHIL 13, LLC	DE

Name of Entity	Jurisdiction of Incorporation
UHIL 14, LLC	NV
UHIL 15, LLC	NV
UHIL 16, LLC	NV
UHIL 19, LLC	NV
UHIL 20, LLC	NV
UHIL 21, LLC	NV
UHIL 22, LLC	DE
UHIL 23, LLC	DE
UHIL 24, LLC	DE
UHIL 25, LLC	DE
UHIL 26, LLC	DE
UHIL 27, LLC	DE
UHIL 28, LLC	DE
UHIL 29, LLC	DE
UHIL 30, LLC	DE
UHIL 31, LLC	DE
UHIL 32, LLC	DE
UHIL 33, LLC	DE
UHIL 34, LLC	DE
UHIL 35, LLC	DE
UHIL 36, LLC	DE
UHIL 37, LLC	DE
UHIL 38, LLC	DE
UHIL 39, LLC	DE
UHIL 40, LLC	NV
UHIL 41, LLC	DE
UHIL 42, LLC	DE
UHIL 43, LLC	DE
UHIL 44, LLC	DE
UHIL 45, LLC	DE
UHIL 46, LLC	DE
UHIL 47, LLC	DE
UHIL 48, LLC	DE
UHIL 49, LLC	NV
UHIL 50, LLC	NV
UHIL RW, LLC	DE

Name of Entity	Jurisdiction of Incorporation
Canada:	
U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada) Ltee	ON
U-Haul Inspections Ltd.	BC

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

U-Haul Holding Company
Reno, Nevada

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-56571 and 333-268891) of U-Haul Holding Company of our reports dated June 1, 2023, relating to the consolidated financial statements and schedules, and the effectiveness of U-Haul Holding Company's internal control over financial reporting, which appear in this Form 10-K. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of March 31, 2023.

/s/ BDO USA, LLP

Phoenix, Arizona
June 1, 2023

EXHIBIT 31.1

Rule 13a-14(a)/15d-14(a) Certification

I, Edward J. Shoen, certify that:

1. I have reviewed this annual report on Form 10-K of U-Haul Holding Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Edward J. Shoen

Edward J. Shoen
President and Chairman of the Board

Date: June 1, 2023

EXHIBIT 31.2

Rule 13a-14(a)/15d-14(a) Certification

I, Jason A. Berg, certify that:

1. I have reviewed this annual report on Form 10-K of U-Haul Holding Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Jason A. Berg
_____

Jason A. Berg
Chief Financial Officer

Date: June 1, 2023

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Form 10-K for the year ended March 31, 2023 of U-Haul Holding Company (the "Company"), as filed with the Securities and Exchange Commission on June 1, 2023 (the "Report"), I, Edward J. Shoen, President and Chairman of the Board of the Company, certify, to the best of my knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward J. Shoen

Edward J. Shoen
President and Chairman of the Board

Date: June 1, 2023

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K for the year ended March 31, 2023 of U-Haul Holding Company (the "Company"), as filed with the Securities and Exchange Commission on June 1, 2023 (the "Report"), I, Jason A. Berg, Chief Financial Officer of the Company, certify, to the best of my knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jason A. Berg

Jason A. Berg
Chief Financial Officer

Date: June 1, 2023

EXHIBIT 4.32

**DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934**

Unless the context otherwise requires, the terms "we," "our," "us," and the "Company" refer to U-Haul Holding Company, a Nevada corporation. The Company has the following classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

We are authorized to issue up to 250,000,000 shares of common stock, par value $0.25 ("Voting Common Stock"); 250,000,000 shares of common stock issued in one or more classes or series, with or without par value ("Serial Common Stock"), of which 176,470,092 shares have been designated as Series N Non-Voting Common Stock, par value $0.001 per share ("Non-Voting Common Stock" and, with the Voting Common Stock, the "Common Stock"); and 50,000,000 shares of preferred stock, in one or more classes or series, with or without par value.

Common Stock

The following description of the Company's capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), the Company's Certificate of Designation of Series [N] Non-Voting Common Stock (the "Certificate of Designation") and Restated Bylaws (the "Bylaws"), which are incorporated by reference as exhibits to the Annual Report on Form 10 K of which this exhibit is a part, and which we encourage you to refer. In addition, you should refer to the relevant laws of the State of Nevada, which may also affect the terms of the Common Stock.

Voting Rights

The holder of each share of Voting Common Stock is entitled to cast one vote on all matters submitted to a vote of stockholders. A stockholder meeting quorum consists of one-third of voting power, represented in person or by proxy.

The holder of each share of Non-Voting Common Stock has no voting power to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, except the designation of the Non-Voting Common Stock, the number of the class or series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the Non-Voting Common Stock may be amended only if approved by holders of shares of Non-Voting Common Stock representing a majority of the outstanding shares of Non-Voting Common Stock. For the avoidance of doubt, (1) except as provided in the immediately preceding sentence, shares of Non-Voting Common Stock are specifically denied voting power and the holders thereof, as such, are specifically denied the right to vote on any matter and (2) notwithstanding anything to the contrary in the certificate of designation of the Non-Voting Common Stock or otherwise, shares of Non-Voting Common Stock are specifically denied voting power and the holders thereof, as such, are specifically denied the right to vote on any matter pursuant to or arising under Nevada Revised Statutes ("NRS") 78.2055(3), 78.207(3), 78.390(2), or Chapter 92A.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock entitled to vote is required to (1) make, alter, amend and repeal the Bylaws and (2) approve, adopt or authorize any merger, consolidation, amalgamation or combination agreement with or into any person, firm, corporation or other entity which, as of the record date for the determination of stockholders, is the beneficial owner, directly or indirectly, of more than 5% of the voting power of any class of outstanding shares of the Company's voting stock (an "Interested Stockholder"); any sale, lease exchange or other disposition to or with the Company of any assets of any Interested Stockholder; any sale, lease, exchange or other disposition by the Company of all or substantially all of the assets of the Company to or with an Interested Stockholder; any plan or proposal for liquidation of the Company if any stockholder of the Company is an Interested Stockholder; or any reclassification of securities (including any reverse stock split) or recapitalization of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of stock or convertible securities in the Company, directly or indirectly owned by an Interested Stockholder. The affirmative vote of the holders of at least two-thirds of outstanding shares of Common Stock entitled to vote are also required to amend, alter, change or repeal any provision inconsistent with (2) above. The two-thirds affirmative vote requirement in (2) above is not applicable to a proposed action which has been approved or recommended by a majority of Disinterested Directors. A Disinterested Director means (i) any Company director who was a director as of July 24, 1988; or (ii) was thereafter elected by the stockholders or appointed by the Board of Directors ("Board") and was not at the time of such election or appointment associated with or an affiliate of an interested Stockholder director or indirectly involved in the transaction or proposal before the Board; or (iii) a person designated, before his or her election or appointment as a director, as a Disinterested Director by a majority of Disinterested Directors then on the Board.

Stockholder action by written consent is prohibited, which prohibition may be amended only by the affirmative vote of at least two-thirds of the outstanding shares of Voting Common Stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock or any other series of Serial Common Stock outstanding at the time, the holders of shares of Voting Common Stock and Non-Voting Common Stock are entitled to share equally, on a per share basis, in any dividends or distributions that our Board may authorize and we may pay from time to time. If a dividend or distribution is paid in the form of shares of Company stock, or rights to acquire shares of Company stock, then the holders of Voting Common Stock will receive shares of Voting Common Stock, or rights to acquire Voting Common Stock, and the holders of Non-Voting Common Stock will receive an equivalent number of shares of Non-Voting Common Stock, or rights to acquire an equivalent number of shares of Non-Voting Common Stock. Our Board may authorize, and we may make, distributions (as defined in NRS 78.191) to the holders of Non-Voting Common Stock as a separate series without the Voting Common Stock or the holders thereof being entitled to receive such distributions (on a per share basis or otherwise).

Preemptive Rights

Holders of shares of our Common Stock have no preemptive right to purchase, subscribe for, or otherwise acquire any shares of Company stock of any class now or hereafter authorized, or any securities exchangeable or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares, unless otherwise provided by our Board.

Listing

The Voting Common Stock is listed on the New York Stock Exchange under the ticker symbol "UHAL". The Non-Voting Common Stock is listed on the New York Stock Exchange under the ticker symbol "UHALB".

Transfer Agent

The transfer agent for the Voting Common Stock and the Non-Voting Common Stock is Computershare, Inc.

Restrictions on Transfer

Except as it relates to shares of Voting Common Stock (i) sold, transferred, or otherwise disposed of by the Trust under the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan, (ii) sold in a bona fide underwritten public offering or in a bona fide public distribution pursuant to Rule 144 of the Securities Act of 1933, as amended, or (iii) sold, transferred or otherwise disposed of by a member of the public who acquired such Voting Common Stock in a transaction permitted by (i) or (ii) above, any sale, transfer or disposition of Voting Common Stock is subject to a right of first refusal by the Company at the per share price of such sale, transfer or disposition. No sale, transfer or disposition of Non-Voting Common Stock is subject to any right of first refusal by the Company.

Certain Provisions of Nevada Law and our Articles of Incorporation and Bylaws

Nevada "Combinations With Interested Stockholders" Statutes

The Nevada "Combination With Interested Stockholders" Statutes, NRS 78.411 et seq., provides that an interested stockholder cannot engage in specified business combinations with a company for a period of two years after the date on which the person became an interested stockholder, unless (a) the combination or transaction by which the person first became an interested stockholder was approved by the Company's board of directors before the person became an interested stockholder; or (b) the combination is approved by the board and, at or after that time, the combination is approved at an annual or special meeting of the stockholders by the affirmative vote of 60% or more of the voting power of the disinterested stockholders. At the expiration of the two-year waiting period, no proposed combinations with an interested stockholder may occur unless (a) the combination or transaction was approved by the board before the stockholder became an interested stockholder; (b) the combination is approved by a majority of the Company's disinterested stockholders at an annual or special meeting; or (c) the combination meets certain statutory requirements for specifying a premium transaction price.

These statutes do not apply to (i) a person who has been an interested stockholder for 4 or more years; (ii) any combination with a person who was an interested stockholder on January 1, 1991; (iii) any combination of a company which adopts an amendment to its articles of incorporation, approved by the holders of a majority of the outstanding voting power of the company not beneficially owned by interested stockholders, expressly electing not to be governed by these statutes. Such an amendment would not be effective until 18 months after the stockholder vote and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment; (iv) when the person became an interested stockholder inadvertently.

Nevada "Acquisition of Controlling Interest" Statutes

Under the Nevada "Acquisition of Controlling Interest" Statutes, NRS 78.378 et seq., if a person acquires 20% or more of the voting shares of the Company, stockholders have the right to regulate that person's voting rights. The acquisition of a controlling interest must be approved by both (a) the holders of a majority of the voting power of the Company and (b) if the acquisition would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, the holders of a majority of each class or series affected, excluding those shares voted by any interested stockholder. An "interested stockholder" under these statutes includes an acquiring person, an officer or a director of the corporation, or an employee of the corporation.

If provided in a company's articles or bylaws, a company may redeem the control shares at the average price paid by the acquiring person if the majority of disinterested stockholders do not grant full voting rights to the control shares or the acquiring person fails to submit an offer statement to the corporation. Conversely, if the stockholders grant full voting rights, disinterested dissenting stockholders may obtain payment of the fair value of their shares.

A corporation may opt out of these statutes by expressly electing not to be governed by their provisions in either its articles or bylaws. The Bylaws make these statutes inapplicable to the exchange of Series A common stock for Common Stock or Common Stock exchanged for Series A common stock, held by Mark V. Shoen, James P. Shoen, and Edward J. Shoen.

Rev. December 2022

U-HAUL HOLDING COMPANY
CODE OF ETHICS

U-Haul Holding Company and our subsidiaries (collectively, the "Company") are committed to conducting our business consistent with high ethical and legal standards. This Code reinforces our commitment to these standards and provides each employee, officer and director of the Company with guidance and perspective in understanding our business ethics.

This Code is designed to guide and help identify activities and behaviors that are appropriate in conducting business and those that are not. It is also designed to deter wrongdoing and to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the US Securities and Exchange Commission ("SEC") and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of this Code to an appropriate person or persons as identified herein; and (v) accountability for adherence to this Code.

No code of ethics can hope to spell out the appropriate moral conduct and ethical behavior for every situation one may confront. In the final analysis, we must rely on our own good judgment. Whenever we find ourselves with a difficult decision to make, we should seek counsel from our colleagues, our supervisors, the U-Haul Holding Company's Audit Committee when appropriate, the U-Haul Holding Company's Independent Governance Committee when appropriate, and our own conscience and common sense. Specific interpretation or application of any guidelines or other content of this Code should be made to the Company's Director of Corporate Compliance or the Legal Department.

This Code is intended to conform to the provisions of applicable law, including Item 406 of the Sarbanes-Oxley Act of 2002, Item 406 of Regulation S-K, and applicable listing standards. This Code applies to all Company employees, officers, directors, non-director Board committee members, the trustees of the U-Haul Holding Company Employee Stock Ownership Plan and trustees of other trusts owning U-Haul Holding Company securities, all as provided herein.

This Code is available for viewing on U-Haul Holding Company's internet Web site at investors.uhaul.com **Error! Hyperlink reference not valid.**and may be filed each year as an exhibit to U-Haul Holding Company's Annual Report on Form 10-K. The Company will publicly disclose (i) any change to this Code that applies to any officer or director of the Company, or any other person performing functions similar to those of a senior financial officer, and (ii) the grant of a waiver to any such individual of any provision of this Code. Such public disclosure will be made by the filing with the SEC of a Report on Form 8-K and/or the prompt disclosure of such change or waiver on the Company's internet Web site.

1. YOUR RESPONSIBILITIES

The Company believes that ethical behavior is good business. Company employees, officers, directors, non-director Board committee members and trustees share certain responsibilities, but individually each is accountable for, among other things:

- ➢ Conducting the Company's business with integrity and in compliance in all material respects with applicable laws, rules and regulations.
- ➢ Avoiding situations where personal interests are, or appear to be, in conflict with the Company's interests, except as provided herein.
- ➢ Treating customers, suppliers and fellow employees in an honest and fair manner.
- ➢ Safeguarding proper use of the Company's proprietary information, assets and resources.
- ➢ Maintaining confidentiality of nonpublic information and not acting on such information for personal gain.

We are sometimes faced with situations where pressure exists to act unethically. If you are unsure in any situation, re-read this Code and ask yourself these questions:

- ➢ Is this action legal?
- ➢ Does it comply with our values and our standards?
- ➢ Would you feel comfortable telling someone else about your decision?

Compromises in behavior that lead to violations of our standards may result in disciplinary action, including termination of employment.

Unethical or unlawful behavior hurts the Company, our customers, our stockholders and other employees. As an officer, director, employee, non-director Board committee member or trustee, you can play a major role in ensuring ethical and legal compliance by reporting known or suspected wrongdoing within the Company. If you discover or suspect that an illegal, dishonest or unethical act is being committed, that an employee has violated this Code, or a violation is reported to you, report it immediately to your supervisor. Or, you may report the matter through our Hotline in any of the following manners:

- **e-mail:** Dennis_Sullivan@uhaul.com
- **Call:** 1-866-963-7128, ext. 548101, between 8 a.m. and 5 p.m., M-F, Arizona time.
- **Leave a voice-mail message:** 1-866-372-8392 (toll free, 24/7).
- **Mail information to**: U-Haul International, Inc., P.O. Box 21502, Phoenix, AZ 85036-1502, ATTN: Internal Audit.

Reporting may be done on a confidential or anonymous basis. Employees will not be disciplined or otherwise retaliated against as a result of reporting such matters in good faith. Always report a violation at least one level of management above the suspected wrongdoer. All reports are given serious and appropriate attention.

2. **CONFLICTS OF INTEREST, RELATED PARTY TRANSACTIONS, AND CORPORATE OPPORTUNITIES**

A conflict of interest may occur when an individual's personal interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer, director, non-director Board committee member or trustee (or a family member of any of the foregoing) takes actions or has interests which are actually or potentially detrimental to the best interests of the Company. Conflicts of interest also arise when an employee, officer, director, non-director

Board committee member or trustee (or a family member of any of the foregoing) receives improper personal benefits as a result of his or her position in the Company. A corporate opportunity may arise when a Company employee, officer, director, non-director Board committee member or trustee (or a family member of any of the foregoing) seizes for himself or herself a business opportunity that would otherwise go to the Company's benefit, if that business opportunity is reasonably incident to the Company's present or prospective business and is one in which the Company has the capacity and desire to engage. A related party transaction can include any transaction over a specified dollar amount between the Company and an officer, director or significant stockholder (or a member of their respective family) and could also constitute a conflict of interest.

All Company employees, officers, directors, non-director Board committee members and trustees have a responsibility of fairness, integrity and loyalty, and should avoid situations and relationships that involve actual or potential conflicts of interest, unless otherwise permitted as provided herein.

Whether or not a conflict of interest, related party transaction or corporate opportunity exists or will exist can be unclear. Examples of situations that could be perceived as being in those categories might include, but are not limited to, the following:

➢ Conducting company business with a firm owned, partially owned, or controlled by a significant stockholder of the Company, or a Company officer, director or employee, or a family member of any of the foregoing.
➢ Ownership of a material financial interest in a competitor of the Company.
➢ Working as an employee or a consultant for a customer or supplier of the Company, or doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties.
➢ Using Company property (tangible or intangible), materials, supplies, funds or other resources for personal purposes, or appropriating or diverting to others any business opportunity or idea in which the Company might have an interest.
➢ Taking for yourself any opportunity that you learn of through the Company or that rightfully is the Company's to pursue.
➢ Using corporate property, information or ideas for personal gain.

Persons who have questions about an actual or potential conflict of interest, related party transaction or corporate opportunity, or who become aware of such a matter, should discuss the matter with their supervisor or the Audit Committee.

a. <u>Transaction Between the Company and a Related Person</u>. Transactions between the Company and a Related Person (as hereinafter defined) where the amount involved in the transaction exceeds $120,000 (which amount may change from time to time, to be consistent with any changes to the threshold amount set forth in Item 404(a) of Regulation S-K) shall be reported to the Audit Committee, and are subject to ratification or approval by the Board of Directors or Audit Committee in accordance with, and to the extent required by, applicable law, including without limitation NRS 78.140.

b. <u>Definition of "Related Person"</u> A "Related Person" as that term is used herein, is defined in the Instructions to Item 404(a) of Regulation S-K under the Securities and Exchange

Act of 1934, as amended. Generally speaking, but subject to the more detailed definition in the referenced regulation, a Related Person includes a Company officer, director, director nominee, 5% stockholder of U-Haul Holding Company, or an immediate family member of any of the foregoing.

c.   <u>Annual Questionnaires</u>. Directors and executive officers of U-Haul Holding Company shall disclose to the Company, by way of periodic questionnaire, questionnaire update, or other appropriate format which shall be provided to them, the existence of any relationships that constitute a related party transaction, a conflict of interest or that could create the appearance of a conflict of interests. Such transactions are subject to disclosure, as provided by applicable law.

d.   <u>Determination of "Amount Involved in a Transaction"</u> The "amount involved in the transaction" shall be determined in accordance with the Instructions to Item 404(a) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

e.   <u>Review Process</u>. Review of a transaction by the Audit Committee or the Board of Directors should be based on the overall fairness of the transaction to the Company and whether the transaction as a whole is in the best interests of the Company and its shareholders. This could include, based on the facts and circumstances, whether the transaction is on substantially the same terms as prevailing terms with a third party in a comparable transaction; whether the transaction was negotiated at arms' length; collectability; whether there exists unfavorable features to the Company; the nature and extent of any such unfavorable features; analysis of the favorable features to the Company; the nature and extent of such favorable features; overall Company objectives relative to the transaction, both long term and short term; any other factors deemed relevant by the reviewing party; and any other factors under applicable law.

3.   <u>GIFTS AND ENTERTAINMENT</u>

All decisions regarding the purchasing of materials, supplies and services must be made on the basis of competitive price, quality and timing in a way that preserves the Company's integrity. Giving or accepting anything of value is inappropriate if it could be reasonably interpreted as an effort to influence a business relationship or decision. The difference between a gift and a bribe is a question of intent. It is impermissible to accept or request any form of kickback or bribe. A bribe or a kickback includes any item or favor provided for the purpose of improperly obtaining favorable treatment or seeking a competitive advantage. Such efforts should never be used to accomplish indirectly what the Company could not properly or legally do directly.

In certain situations or on certain occasions, small gifts of nominal value, such as specialty advertising items bearing the corporate logo, tickets to local sports, civic or cultural events and/or restaurant meals or refreshments may be given to those with whom the Company has a business relationship.

Standards governing the acceptance of gifts from suppliers or their agents mirror those relating to the giving of gifts in that acceptance of a significant gift could be construed as improperly influencing the selection of a vendor.

Ultimately, each employee, officer, director, non-director Board committee member and trustee must exercise good business judgment in deciding which situations are unacceptable. If there is ever any doubt as to the acceptability of any gift or entertainment activity, consult with your supervisor.

The Company has several key Policy Bulletins emphasizing ethics and integrity, which are readily available to System members on the Company's internal Web site. These bulletins include, but are not limited to:

➢ Policy Bulletin No. 015, "Gifts and Favors," dated March 22, 2004.

➢ Policy Bulletin No. 462, "Conflicts of Interest and Kickbacks," dated March 22, 2004.

➢ Policy Bulletin No. 959, "Marketing Company Disbursements & Approvals," dated December 22, 1997.

➢ Policy Bulletin No. 475, " Theft, Embezzlement and Poor Business Judgment," dated October 10, 1994.

U-Haul Holding Company has been and will always remain committed to maintaining high standards of ethics and corporate behavior. Except as may be expressly provided herein, nothing in this Code is intended to modify any Company Policy Bulletins.

4. <u>CONFIDENTIALITY</u>

All employees, officers, directors, non-director Board committee members and trustees should maintain the confidentiality of information entrusted to them by the Company or its customers, suppliers or employees, except when disclosure is authorized or legally mandated. Confidential information includes all nonpublic information that might be of use to competitors, or harmful to the Company, if disclosed.

U-Haul Holding Company operates in a very competitive environment providing a wide variety of products and services to a wide variety of customer. We must protect U-Haul Holding Company's trade secrets, confidential information and other proprietary information. Employees agree to treat all trade secrets and confidential information of U-Haul Holding Company as confidential and to take all necessary precautions against disclosure of such information to third parties during and after their employment. To the extent any employee, officer, director, non-director Board committee member or trustee is party to a Confidentiality Agreement, Non-Disclosure Agreement or similar agreement with the Company, the terms of such agreement shall prevail over any inconsistent term in this Code.

5. <u>PROTECTION AND USE OF CORPORATE ASSETS</u>

All employees are responsible for ensuring that appropriate measures are taken to properly protect the Company's corporate assets. Employees are expected to assist in the protection of all confidential and proprietary information, including technical, financial, marketing and other business information, which, if made available to the Company's competitors or the public, would be advantageous to such competitors and detrimental to the Company. Protection of such information is critical to our ability to grow and compete.

The Company's computer systems, electronic mail (e-mail), voice mail, mobile devices and Internet access are employer-provided technologies and Company property. The use of the

Company's computer systems, e-mail, voice mail, mobile devices and Internet access are primarily for matters of concern to the Company's operations, and not for communications of a personal nature. Such nonbusiness related use should be on an infrequent basis. Employees may not use these assets to display, transmit or store inappropriate or illegal materials at any time.

6. <u>INSIDER TRADING</u>

It is illegal to buy or sell securities (either personally or on behalf of others) on the basis of material, nonpublic information, in breach of a fiduciary duty or other relationship of trust and confidence. It also is illegal to communicate (i.e., to "tip") material, nonpublic information to others so that they may buy or sell securities on the basis of that information. All Company employees, officers, directors, non-director Board committee members and trustees who know material, nonpublic information about the Company or any other company are prohibited from trading, or tipping others to trade in the securities of that company.

Material information is factual information that a reasonable investor would want to know before making an investment decision. Examples of material information may include:

- ➢ Quarterly or annual financial results.
- ➢ Financial forecasts.
- ➢ Significant financial developments.
- ➢ Significant new developments.
- ➢ Significant contracts.

These prohibitions continue for as long as the information you know remains material and nonpublic. In addition to disciplinary action by the Company, violation of these rules may subject you to a federal court injunction, disgorgement of the amount of profits gained or losses avoided, substantial civil penalties, private action for money damages, as well as criminal penalties, including prison and fines.

7. <u>FINANCIAL INTEGRITY</u>

The Company's books, records and accounts are to be maintained in a manner that honestly and accurately reflects all financial transactions in conformity with generally accepted accounting principles. An employee shall not:

- ➢ Improperly accelerate or defer expenses or revenues to achieve financial results or goals.
- ➢ Maintain any undisclosed or unrecorded funds or "off the book" assets.
- ➢ Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting.
- ➢ Make any payment for purposes other than those described in the documents supporting the payment.
- ➢ Sign any documents, certificates or representation letters believed to be inaccurate or untruthful.

Our financial officers are required to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that U-Haul Holding Company files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by us.

8. ACCOUNTING CONCERNS

Employees, officers, directors, non-director Board committee members and trustees are encouraged to talk to their supervisor, the Director of Corporate Compliance or any member of U-Haul Holding Company's Audit Committee regarding any concerns that they have pertaining to the Company's accounting, internal controls or audit practices. It is our policy not to allow retaliation for reports of misconduct or potential misconduct by others made in good faith.

9. RECORDS RETENTION

Any employee who becomes aware of any governmental or regulatory investigation, litigation, administrative or other proceeding or claim should promptly consult with the appropriate member of the Legal Department regarding any records relating to that matter. Federal and state (provincial) law provides for severe penalties for any person who alters, mutilates, conceals or destroys a record or an object with intent to impair the availability of such item or influence the investigation of a governmental department or agency. Employees are expected to comply with the Company's records retention policy, a copy of which is available through the U-Haul intranet. Any questions about the records retention policy should be directed to the Legal Department.

10. WORKPLACE HEALTH, SAFETY AND ENVIRONMENT

The Company is committed to the safety and health of its employees. Providing and maintaining a safe work environment and instituting and following work practices to safeguard employees and customers must be a primary consideration for all of us. Reviewing all of our businesses and identifying where we can act to improve safety awareness is an ongoing task to which the Company and each employee should be dedicated. There is no job so important that we cannot take the time to complete it safely.

Safe work practices also include exercising good judgment with regard to the environmental aspects of our business. Additionally, discharge and disposition of hazardous materials must be performed only in a manner that complies with all applicable environmental protection laws, ordinances and regulations.

11. COMPLIANCE WITH LAWS

All employees are expected to comply at all times with all federal, state (provincial), local and foreign laws and regulations affecting the Company and its business. If any employee is uncertain about the existence or effect of a particular law on his or her conduct on behalf of the Company, such individual should consult with his or her supervisor. In particular, and without limiting the generality of the foregoing statements:

> ➢ Any action taken to intentionally and wrongfully evade the payment of any tax, or the violation of any law relating to taxation of property, services, sales, income or any other matters, including failure to file reports or returns on a timely basis (other than with the approval of the applicable taxing authority) or filing false or fictitious reports or returns, is strictly prohibited.

➤ Any action taken to intentionally circumvent the requirements of any federal, state (provincial), or local health or safety law applicable to the Company's facilities, operations or products, or any action taken to intentionally mislead any regulatory authority with respect to the Company's compliance with such laws is strictly prohibited.

➤ Any action taken to intentionally mislead the investing public, the SEC, the Nasdaq National Market or any other federal or state (provincial) securities regulatory authority or securities exchange or quotation system regarding the Company's business, legal or financial affairs or regarding any material event or circumstance affecting the Company is strictly prohibited.

12. <u>SEC DISCLOSURE</u>

The U-Haul Holding Company President and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the President and each senior financial officer to bring to the attention of the Director of Corporate Compliance any material information of which he or she may become aware that affects the disclosure made by the Company in its public filings. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls. The President and each senior financial officer shall promptly bring to the attention of the Director of Corporate Compliance and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities laws, rules or regulations applicable to the Company by the Company or any agent thereof.

U-HAUL HOLDING COMPANY AND CONSOLIDATED SUBSIDIARIES
STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Edward J. Shoen
Chairman

James E. Acridge

John P. Brogan

James J. Grogan

Richard J. Herrera

Karl A. Schmidt

Roberta R. Shank

Samuel J. Shoen

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
James E. Acridge
John P. Brogan
James J. Grogan
Karl A. Schmidt

Compensation Committee
James E. Acridge
John P. Brogan
Roberta R. Shank

Executive Finance Committee
John P. Brogan
Edward J. Shoen
Samuel J. Shoen

Independent Governance Committee
John P. Brogan
James J. Grogan
Thomas W. Hayes*
Roberta R. Shank

*Non-Director member

EXECUTIVE OFFICERS OF THE COMPANY

Edward J. Shoen
Chairman of
U-Haul Holding Company

Douglas M. Bell
President of Repwest
Insurance Company

Maria L. Bell
Chief Accounting Officer of
U-Haul Holding Company

Jason A. Berg
Chief Financial Officer of
U-Haul Holding Company

Matthew F. Braccia
President of Amerco
Real Estate Company

Kristine K. Campbell
General Counsel of
U-Haul Holding Company

Mark A. Haydukovich
President of Oxford Life
Insurance Company

Samuel J. Shoen
U-Box Project Manager

John C. Taylor
President of U-Haul International

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. To review the full description of the Cautionary Statement Regarding Forward-Looking Statements, please refer to page 7 of this Annual Report.

STOCKHOLDER INFORMATION

U-Haul Holding Company, a Nevada corporation, was incorporated in April 1969 as AMERCO® and is the holding company of the subsidiaries comprising the U-Haul System and other subsidiaries (collectively, the "Company"). The Company had its origin in 1945 under the name "U-Haul Trailer Rental Company." The Company is primarily engaged in the short-term rental of trucks, trailers and related equipment to the do-it-yourself mover. The Company also sells related moving products and services, rents self-storage units, portable moving and storage units and general rental items. In addition, the Company's insurance subsidiaries engage in the life and property/casualty insurance and reinsurance business.

CORPORATE HEADQUARTERS

5555 Kietzke Lane, Suite 100
Reno, Nevada 89511
(775) 688-6300

INDEPENDENT AUDITORS

BDO USA, LLP
Phoenix, Arizona

FORM 10–K

The Annual Report on Form 10-K and
additional information is available on the Internet at
investors.uhaul.com

TRANSFER AGENT

Computershare
199 Water Street, 26th Floor
New York, NY 10038
(212) 805-7100
computershare.com/investor









